
05048965

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

MEADOWBROOK INSURANCE GROUP, INC.	**0000949156**
(Exact Name of Registrant as Specified in Charter)	**(Registrant CIK Number)**

December 31, 2004 Form 10-K	**1-14094**
(Electronic Report, schedule, or registration statement of which the documents are a part)	**(SEC file number)**


SEC MAIL PROCESSING
RECEIVED
MAR 28 2005
WASH, D.C.
213
SECTION

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Southfield, State of Michigan.

Dated: March 25, 2005

MEADOWBROOK INSURANCE GROUP, INC.
(Registrant)


PROCESSED
MAR 2 9 2005
THOMSON
FINANCIAL

By: Karen M Spaun

Karen M. Spaun, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document Description
28.1	Star Insurance Company's 2004 Schedule P.
28.2	Savers Property & Casualty Insurance Company's 2004 Schedule P.
28.3	Williamsburg National Insurance Company's 2004 Schedule P.
28.4	Ameritrust Insurance Corporation's 2004 Schedule P.

Exhibit 28.1 Star Insurance Company's 2004 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	343	14	627	(1)	35			992	XXX
2. 1995	87,764	27,863	59,901	41,755	18,930	16,486	2,230	2,165	17	4,048	39,229	XXX
3. 1996	84,949	25,721	59,228	42,157	19,401	12,245	1,679	2,511	33	6,291	35,800	XXX
4. 1997	97,253	54,983	42,270	51,053	29,409	12,901	6,595	3,349	81	1,316	31,218	XXX
5. 1998	129,809	67,088	62,721	80,862	44,975	17,721	9,255	5,638	353	276	49,638	XXX
6. 1999	160,286	85,440	74,846	120,146	66,508	20,877	9,178	8,263	739	751	72,861	XXX
7. 2000	225,536	123,760	101,776	158,316	97,510	26,947	13,992	10,780	1,519	1,287	83,022	XXX
8. 2001	242,003	108,725	133,278	136,600	67,799	21,476	9,014	9,522	1,960	1,741	88,825	XXX
9. 2002	159,774	55,308	104,466	71,402	31,418	11,319	4,639	5,644	597	576	51,711	XXX
10. 2003	151,422	44,654	106,768	40,072	12,683	5,482	808	4,713	489	558	36,287	XXX
11. 2004	222,842	52,692	170,150	26,813	8,306	4,239	213	4,569	162	177	26,940	XXX
12. Totals	XXX	XXX	XXX	769,519	396,953	150,320	57,602	57,189	5,950	17,021	516,523	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	1,562	304	1,165	216	564	8	312	40	76			3,111	XXX
2. 1995	1,327	811	464	118	468	47	126	26	74			1,457	XXX
3. 1996	600	403	542	290	54	21	150	81	39			590	XXX
4. 1997	1,124	435	623	304	77	4	159	100	65	3		1,202	XXX
5. 1998	4,040	2,341	1,097	615	316	100	270	164	166	19		2,650	XXX
6. 1999	8,571	6,401	2,370	973	704	519	541	254	453	6		4,486	XXX
7. 2000	18,287	13,552	2,564	2,668	1,912	1,225	726	689	860	18		6,197	XXX
8. 2001	19,850	11,280	10,561	4,764	2,155	1,103	2,653	1,307	1,239	42		17,962	XXX
9. 2002	17,577	7,594	9,844	4,601	2,232	1,036	2,655	1,208	1,222	44		19,047	XXX
10. 2003	19,237	3,651	19,672	6,798	2,197	412	5,429	1,618	1,674	8		35,722	XXX
11. 2004	26,115	4,489	58,057	14,901	2,379	322	14,702	3,879	3,357	3		81,016	XXX
12. Totals	118,290	51,261	106,959	36,248	13,058	4,797	27,723	9,366	9,225	143	0	173,440	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2,207	905
2. 1995	62,865	22,179	40,686	71.6	79.6	67.9				862	595
3. 1996	58,298	21,908	36,390	68.6	85.2	61.4				449	141
4. 1997	69,351	36,931	32,420	71.3	67.2	76.7				1,008	194
5. 1998	110,110	57,822	52,288	84.8	86.2	83.4				2,181	469
6. 1999	161,925	84,578	77,347	101.0	99.0	103.3				3,567	919
7. 2000	220,392	131,173	89,219	97.7	106.0	87.7				4,631	1,566
8. 2001	204,056	97,269	106,787	84.3	89.5	80.1				14,367	3,595
9. 2002	121,895	51,137	70,758	76.3	92.5	67.7				15,226	3,821
10. 2003	98,476	26,467	72,009	65.0	59.3	67.4				28,460	7,262
11. 2004	140,231	32,275	107,956	62.9	61.3	63.4				64,782	16,234
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	137,740	35,701

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	24,071	22,594	21,596	21,755	32,802	32,432	31,577	32,406	33,776	34,047	271	1,641
2. 1995	30,606	33,203	34,596	35,159	37,164	38,001	37,604	37,435	38,371	38,464	93	1,029
3. 1996	XXX	27,989	30,199	29,224	32,635	32,346	33,842	34,056	33,889	33,873	(16)	(183)
4. 1997	XXX	XXX	21,630	28,378	28,823	29,785	29,129	29,081	28,890	29,090	200	9
5. 1998	XXX	XXX	XXX	35,916	43,340	49,866	45,826	47,334	46,848	46,856	8	(478)
6. 1999	XXX	XXX	XXX	XXX	51,475	59,417	63,385	69,209	70,965	69,376	(1,589)	167
7. 2000	XXX	XXX	XXX	XXX	XXX	75,178	86,868	80,980	80,176	79,116	(1,060)	(1,864)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	89,002	93,690	95,956	98,028	2,072	4,338
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65,274	63,233	64,533	1,300	(741)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	66,579	66,119	(460)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	100,195	XXX	XXX
										12. Totals	820	3,918

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004		
1. Prior	000	7,127	12,193	14,926	16,490	27,572	28,451	28,511	30,055	31,012	XXX	XXX
2. 1995	6,736	18,931	27,039	31,321	33,644	35,686	35,852	35,901	36,919	37,081	XXX	XXX
3. 1996	XXX	10,107	21,794	27,248	29,126	29,962	31,934	33,143	33,144	33,322	XXX	XXX
4. 1997	XXX	XXX	6,289	15,362	21,586	24,496	26,169	26,899	27,691	27,950	XXX	XXX
5. 1998	XXX	XXX	XXX	10,228	22,917	33,244	38,182	41,983	43,729	44,353	XXX	XXX
6. 1999	XXX	XXX	XXX	XXX	12,005	30,052	44,798	56,726	63,443	65,337	XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX	18,479	43,635	56,871	68,049	73,761	XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	23,077	51,190	70,267	81,263	XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,292	33,681	46,664	XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,670	32,063	XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22,533	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	11,622	6,301	3,325	2,610	1,601	885	912	1,002	1,494	1,221
2. 1995	15,586	6,696	2,208	108	1,028	480	533	352	503	446
3. 1996	XXX	11,390	1,657	(1,165)	1,601	1,355	635	302	468	321
4. 1997	XXX	XXX	9,898	5,029	2,994	3,122	984	862	342	378
5. 1998	XXX	XXX	XXX	15,718	8,984	8,901	1,910	1,829	909	588
6. 1999	XXX	XXX	XXX	XXX	25,980	13,515	5,925	3,556	3,155	1,684
7. 2000	XXX	XXX	XXX	XXX	XXX	36,835	18,338	6,583	1,398	(67)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	39,491	17,181	8,500	7,143
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30,839	12,416	6,690
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,316	16,685
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53,979

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	907	202	705	672	4	633		51	4	1	1,348	92
3. 1996	677	149	528	822	341	325	73	43	10		766	84
4. 1997	231	63	168	3	2	5		21			27	4
5. 1998	12,181	7,461	4,720	15,298	12,463	2,822	2,745	823	189	8	3,546	2,604
6. 1999	25,215	16,897	8,318	22,602	16,510	3,484	2,435	1,321	431	18	8,031	4,804
7. 2000	42,333	32,637	9,696	45,187	34,372	6,688	5,390	2,109	751	53	13,471	8,305
8. 2001	40,441	13,030	27,411	32,614	13,579	4,501	2,152	1,400	474	643	22,310	4,573
9. 2002	20,200	3,128	17,072	10,266	2,331	756	114	799	570	14	8,806	1,035
10. 2003	11,038	626	10,412	2,588	212	255	39	155	25	3	2,722	330
11. 2004	27,985	1,571	26,414	2,892	750	96	22	204	11	4	2,409	422
12. Totals	XXX	XXX	XXX	132,944	80,564	19,565	12,970	6,926	2,465	744	63,436	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998	250	249	90	82	35	35	18	16	13	12		12	24
6. 1999	159	113	114	66	26	20	23	13	10	3		117	13
7. 2000	908	556	448	290	303	209	89	58	54	14		675	74
8. 2001	3,700	1,503	1,095	573	274	76	218	114	153	16		3,158	94
9. 2002	2,871	839	862	215	157	11	172	43	106			3,060	44
10. 2003	2,265		1,760	356	171	6	351	71	44	-		4,158	30
11. 2004	6,065	1,075	7,830	858	142	-	1,562	171	210	-		13,705	168
12. Totals	16,218	4,335	12,199	2,440	1,108	357	2,433	486	590	45	0	24,885	447

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	1,356	8	1,348	149.5	4.0	191.2				0	0
3. 1996	1,190	424	766	175.8	284.6	145.1				0	0
4. 1997	29	2	27	12.6	3.2	16.1				0	0
5. 1998	19,349	15,791	3,558	158.8	211.6	75.4				9	3
6. 1999	27,739	19,591	8,148	110.0	115.9	98.0				94	23
7. 2000	55,786	41,640	14,146	131.8	127.6	145.9				510	165
8. 2001	43,955	18,487	25,468	108.7	141.9	92.9				2,719	439
9. 2002	15,989	4,123	11,866	79.2	131.8	69.5				2,679	381
10. 2003	7,589	709	6,880	68.8	113.3	66.1				3,669	489
11. 2004	19,001	2,887	16,114	67.9	183.8	61.0				11,962	1,743
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	21,642	3,243

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	156	13	18	(1)	8			170	XXX
2. 1995	26,562	5,671	20,891	10,893	2,179	2,330	201	1,020	10	2	11,853	3,639
3. 1996	23,237	5,720	17,517	11,931	5,232	1,794	313	1,155	16	3	9,319	3,946
4. 1997	43,603	20,410	23,193	18,782	7,394	2,423	577	1,944	46	144	15,132	5,669
5. 1998	59,574	26,098	33,476	33,085	13,153	4,568	1,642	3,365	142	85	26,081	8,556
6. 1999	66,431	29,639	36,792	48,222	19,864	6,207	2,980	4,411	263	138	35,733	9,492
7. 2000	90,612	39,495	51,117	66,550	37,590	7,698	3,878	5,787	628	305	37,939	11,706
8. 2001	104,873	55,203	49,670	51,473	29,860	5,656	3,031	5,071	1,134	409	28,175	13,700
9. 2002	74,679	25,289	49,390	30,195	9,749	3,785	645	2,944	(225)	117	26,755	5,711
10. 2003	84,393	22,802	61,591	21,749	4,634	3,517	274	2,856	3	70	23,211	5,235
11. 2004	109,369	18,864	90,505	11,398	1,483	3,689	60	3,036		2	16,580	4,931
12. Totals	XXX	XXX	XXX	304,434	131,151	41,685	13,600	31,597	2,017	1,275	230,948	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	1,394	304	756	212	15	8	135	38	30	-		1,768	11
2. 1995	1,131	811	283	101	50	47	51	18	47	-		585	8
3. 1996	567	392	268	142	19	11	48	25	27	-		359	6
4. 1997	509	49	407	96	71	4	73	17	31	-		925	16
5. 1998	3,190	1,715	680	283	194	50	121	51	114	-		2,200	58
6. 1999	6,754	5,095	1,675	554	434	407	272	99	342	-		3,322	96
7. 2000	14,921	11,851	911	1,569	1,121	900	144	281	644	-		3,140	206
8. 2001	11,832	8,248	6,399	2,297	1,003	847	1,115	411	734	-		9,280	291
9. 2002	11,481	5,969	5,389	2,691	907	545	964	481	734	-		9,789	255
10. 2003	13,597	2,815	10,676	4,044	1,178	258	1,909	723	1,015	-		20,535	456
11. 2004	15,401	2,035	32,422	7,704	1,315	218	5,797	1,378	2,117			45,717	1,968
12. Totals	80,777	39,284	59,866	19,693	6,307	3,295	10,629	3,522	5,835	0	0	97,620	3,371

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1,634	134
2. 1995	15,805	3,367	12,438	59.5	59.4	59.5				502	83
3. 1996	15,809	6,131	9,678	68.0	107.2	55.2				301	58
4. 1997	24,240	8,183	16,057	55.6	40.1	69.2				771	154
5. 1998	45,317	17,036	28,281	76.1	65.3	84.5				1,872	328
6. 1999	68,317	29,262	39,055	102.8	98.7	106.2				2,780	542
7. 2000	97,776	56,697	41,079	107.9	143.6	80.4				2,412	728
8. 2001	83,283	45,828	37,455	79.4	83.0	75.4				7,686	1,594
9. 2002	56,399	19,855	36,544	75.5	78.5	74.0				8,210	1,579
10. 2003	56,497	12,751	43,746	66.9	55.9	71.0				17,414	3,121
11. 2004	75,175	12,878	62,297	68.7	68.3	68.8				38,084	7,633
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	81,666	15,954

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	154		592		27			773	XXX
2. 1995	17,452	6,678	10,774	8,384	3,233	3,625	987	475	3	98	8,261	2,255
3. 1996	15,320	7,336	7,984	9,289	4,759	2,271	714	550	4	161	6,633	1,933
4. 1997	8,843	3,458	5,385	5,228	1,731	1,595	286	437	9	64	5,234	1,251
5. 1998	11,219	6,301	4,918	7,472	2,766	1,479	285	459	13	70	6,346	1,567
6. 1999	16,763	8,759	8,004	20,025	10,894	3,376	966	960	33	359	12,468	2,712
7. 2000	27,867	15,969	11,898	18,891	10,162	3,124	1,357	1,236	38	650	11,694	3,490
8. 2001	31,792	9,594	22,198	25,077	10,258	3,370	601	1,372	28	307	18,932	2,778
9. 2002	22,175	7,444	14,731	10,492	4,595	1,338	399	959	5	119	7,790	1,229
10. 2003	23,221	7,897	15,324	5,808	1,771	557	146	741		298	5,189	794
11. 2004	47,251	17,554	29,697	5,666	2,373	214	84	810		69	4,233	731
12. Totals	XXX	XXX	XXX	116,486	52,542	21,541	5,825	8,026	133	2,195	87,553	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	159	-	408	3	545	-	176	1	46	-		1,330	120
2. 1995	127	-	144	12	102	-	62	5	15	-		433	17
3. 1996	4	-	33	17	35	10	14	7	3	-		55	8
4. 1997	20	-	30	33	6	-	13	14	2	-		24	1
5. 1998		3	26	11	1	1	11	5	1	-		19	3
6. 1999	182	1	226	122	83	-	88	46	16	-		426	13
7. 2000	1,108	510	392	368	163	23	133	168	57	-		784	24
8. 2001	2,906	1,144	1,215	735	407	35	488	311	166	-		2,957	79
9. 2002	1,216	234	1,825	605	360	43	723	278	151	-		3,115	42
10. 2003	806	131	3,306	537	203	13	1,324	161	202	-		4,999	57
11. 2004	2,906	1,136	10,475	3,477	291	42	4,078	1,257	472	1		12,309	311
12. Totals	9,434	3,159	18,080	5,920	2,196	167	7,110	2,253	1,131	1	0	26,451	675

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	564	766
2. 1995	12,934	4,240	8,694	74.1	63.5	80.7				259	174
3. 1996	12,199	5,511	6,688	79.6	75.1	83.8				20	35
4. 1997	7,331	2,073	5,258	82.9	59.9	97.6				17	7
5. 1998	9,449	3,084	6,365	84.2	48.9	129.4				12	7
6. 1999	24,956	12,062	12,894	148.9	137.7	161.1				285	141
7. 2000	25,104	12,626	12,478	90.1	79.1	104.9				622	162
8. 2001	35,001	13,112	21,889	110.1	136.7	98.6				2,242	715
9. 2002	17,064	6,159	10,905	77.0	82.7	74.0				2,202	913
10. 2003	12,947	2,759	10,188	55.8	34.9	66.5				3,444	1,555
11. 2004	24,912	8,370	16,542	52.7	47.7	55.7				8,768	3,541
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	18,435	8,016

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	384	149	235	216	114	148	92	28			186	24
3. 1996	531	259	272	305	234	141	75	25			162	20
4. 1997	532	257	275	56	44	131	102	12			53	15
5. 1998	554	291	263	10	12	103	85	9			25	30
6. 1999	785	379	406	407	59	98	16	31			461	24
7. 2000	938	317	621	493	396	229	139	28			215	26
8. 2001	1,132	303	829	75	60	104	43	20			96	27
9. 2002	1,092	157	935			51	2	14			63	15
10. 2003	1,465	128	1,337	75		8		14			97	11
11. 2004	1,664	124	1,540					12			12	
12. Totals	XXX	XXX	XXX	1,637	919	1,013	554	193	0	0	1,370	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	-	-	-	-	-	-		-	-	-		0	
2. 1995	20	-	-	-	14	-		-	2	-		36	2
3. 1996	-	-	-		-	-			-	-		0	-
4. 1997	-	-	1	1	-	-	1	1		-		0	-
5. 1998	-	-	2	2	-	-	1	1		-		0	-
6. 1999	-	-	23	10	-	-	13	6	2	-		22	-
7. 2000			54	23	23	19	31	13	6	-		59	2
8. 2001	105	75	124	35	62	48	71	20	20	-		204	6
9. 2002	251	30	228	32	89	18	130	18	39	-		639	10
10. 2003	35	-	430	34	44	1	245	20	55	-		754	5
11. 2004	-	-	582	33	-	-	331	18	82	-		944	-
12. Totals	411	105	1,444	170	232	86	823	97	206	0	0	2,658	25

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	428	206	222	111.5	138.3	94.5				20	15
3. 1996	471	309	162	88.7	119.3	59.6				0	0
4. 1997	201	148	53	37.8	57.6	19.3				0	0
5. 1998	125	100	25	22.6	34.4	9.5				0	0
6. 1999	574	91	483	73.1	24.0	119.0				13	9
7. 2000	864	590	274	92.1	186.1	44.1				31	28
8. 2001	581	281	300	51.3	92.7	36.2				119	85
9. 2002	802	100	702	73.5	63.7	75.1				417	222
10. 2003	906	55	851	61.8	43.0	63.6				431	323
11. 2004	1,007	51	956	60.5	41.1	62.1				549	395
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,580	1,078

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	1,118	54	1,064	657	104	335	19	89			958	25
3. 1996	1,672	411	1,261	590	126	474	127	58			869	58
4. 1997	1,927	886	1,041	732	197	517	185	69			936	64
5. 1998	2,214	1,093	1,121	1,277	610	635	241	84			1,145	74
6. 1999	2,724	1,285	1,439	1,610	635	1,055	464	116			1,682	103
7. 2000	3,381	1,021	2,360	2,789	1,607	1,193	332	155			2,198	102
8. 2001	4,663	926	3,737	3,361	1,798	1,648	176	204			3,239	104
9. 2002	6,037	1,148	4,889	1,233	182	1,520	160	185			2,596	133
10. 2003	7,589	1,451	6,138	729	175	798	87	182			1,447	153
11. 2004	8,775	1,719	7,056		(153)	130	12	145			416	118
12. Totals	XXX	XXX	XXX	12,978	5,281	8,305	1,803	1,287	0	0	15,486	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998												0	
6. 1999	10	-	23	22	9	-	13	13	3	-		23	1
7. 2000	1	-	54	28	14	-	31	16	5	-		61	1
8. 2001	11	-	146	80	16	2	83	46	13	-		141	3
9. 2002	853	-	381	165	207	-	217	94	83	-		1,482	20
10. 2003	2,093	390	1,489	367	491	52	849	209	246	-		4,150	52
11. 2004	836	49	3,195	919	475	39	1,822	523	341	-		5,139	86
12. Totals	3,804	439	5,288	1,581	1,212	93	3,015	901	691	0	0	10,996	163

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	1,081	123	958	96.7	227.8	90.0				0	0
3. 1996	1,122	253	869	67.1	61.6	68.9				0	0
4. 1997	1,318	382	936	68.4	43.1	89.9				0	0
5. 1998	1,996	851	1,145	90.2	77.9	102.1				0	0
6. 1999	2,839	1,134	1,705	104.2	88.2	118.5				11	12
7. 2000	4,242	1,983	2,259	125.5	194.2	95.7				27	34
8. 2001	5,482	2,102	3,380	117.6	227.0	90.4				77	64
9. 2002	4,679	601	4,078	77.5	52.4	83.4				1,069	413
10. 2003	6,877	1,280	5,597	90.6	88.2	91.2				2,825	1,325
11. 2004	6,944	1,389	5,555	79.1	80.8	78.7				3,063	2,076
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	7,072	3,924

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								Number of Claims Reported-Direct and Assumed
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995			0								0	XXX
3. 1996			0								0	XXX
4. 1997			0								0	XXX
5. 1998			0								0	XXX
6. 1999			0								0	XXX
7. 2000			0								0	XXX
8. 2001			0								0	XXX
9. 2002			0								0	XXX
10. 2003			0								0	XXX
11. 2004			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998												0	
6. 1999												0	
7. 2000												0	
8. 2001												0	
9. 2002												0	
10. 2003												0	
11. 2004												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	0	0	0	0.0	0.0	0.0				0	0
3. 1996	0	0	0	0.0	0.0	0.0				0	0
4. 1997	0	0	0	0.0	0.0	0.0				0	0
5. 1998	0	0	0	0.0	0.0	0.0				0	0
6. 1999	0	0	0	0.0	0.0	0.0				0	0
7. 2000	0	0	0	0.0	0.0	0.0				0	0
8. 2001	0	0	0	0.0	0.0	0.0				0	0
9. 2002	0	0	0	0.0	0.0	0.0				0	0
10. 2003	0	0	0	0.0	0.0	0.0				0	0
11. 2004	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	33	1	16					48	XXX
2. 1995	3,580	1,576	2,004	1,796	749	1,603	514	148			2,284	347
3. 1996	3,536	1,079	2,457	801	246	499	15	101			1,140	142
4. 1997	5,109	1,457	3,652	2,710	1,121	847	155	250			2,531	179
5. 1998	8,992	537	8,455	3,601	836	1,744	277	315			4,547	345
6. 1999	11,771	4,593	7,178	8,215	4,024	3,541	582	602		15	7,752	583
7. 2000	13,146	6,733	6,413	3,757	848	3,041	381	383			5,952	487
8. 2001	11,518	4,223	7,295	3,616	2,234	1,331	281	357		18	2,789	342
9. 2002	4,634	1,667	2,967	537	94	259	82	192			812	107
10. 2003	4,658	1,414	3,244	787	457	76	70	132			468	84
11. 2004	4,811	2,130	2,681	275	81	6		76		3	276	49
12. Totals	XXX	XXX	XXX	26,128	10,691	12,963	2,357	2,556	0	36	28,599	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	10	-		1	5	-	0	1	1			14	2
2. 1995	49	-	8	8	2	-	3	4	2			52	3
3. 1996	-	-	8	9	-	-	3	4				(2)	-
4. 1997	-	-	31	26	-	-	13	11	1			8	-
5. 1998	90	-	72	41	58	13	31	17	8			188	6
6. 1999	279	57	260	151	71	11	112	57	25			471	21
7. 2000	1,090	532	427	229	208	46	184	89	66			1,079	29
8. 2001	837	56	682	334	202	23	294	103	72			1,571	34
9. 2002	96	37	236	135	45	15	102	5	15			302	13
10. 2003	140	50	1,310	823	46	23	566	255	79			990	11
11. 2004	259	95	1,704	741	68	21	738	320	63			1,655	17
12. Totals	2,850	827	4,738	2,498	705	152	2,046	866	332	0	0	6,328	136

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	9	5
2. 1995	3,611	1,275	2,336	100.9	80.9	116.6				49	3
3. 1996	1,412	274	1,138	39.9	25.4	46.3				(1)	(1)
4. 1997	3,852	1,313	2,539	75.4	90.1	69.5				5	3
5. 1998	5,919	1,184	4,735	65.8	220.5	56.0				121	67
6. 1999	13,105	4,882	8,223	111.3	106.3	114.6				331	140
7. 2000	9,156	2,125	7,031	69.6	31.6	109.6				756	323
8. 2001	7,391	3,031	4,360	64.2	71.8	59.8				1,129	442
9. 2002	1,482	368	1,114	32.0	22.1	37.5				160	142
10. 2003	3,136	1,678	1,458	67.3	118.7	44.9				577	413
11. 2004	3,189	1,258	1,931	66.3	59.1	72.0				1,127	528
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4,263	2,065

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	5,477	1,142	4,335	1,205	120	870	8	86			2,033	115
3. 1996	6,079	1,359	4,720	1,469	235	1,018	111	123	3		2,261	160
4. 1997	5,786	1,105	4,681	2,341	503	2,177	398	198	26		3,789	173
5. 1998	5,646	1,000	4,646	4,144	1,423	2,434	503	232	8		4,876	165
6. 1999	6,625	1,064	5,561	723	43	1,019	79	160	6		1,774	202
7. 2000	8,286	2,693	5,593	3,939	1,602	2,599	756	468	103		4,545	314
8. 2001	9,751	4,327	5,424	6,336	3,098	3,558	1,817	692	318		5,353	362
9. 2002	4,309	2,651	1,658	1,834	1,318	1,021	984	413	247	100	719	241
10. 2003	42	89	(47)	13	14	16	31	495	461		18	9
11. 2004	595	492	103			9		135	151		(7)	5
12. Totals	XXX	XXX	XXX	22,004	8,356	14,721	4,687	3,002	1,323	100	25,361	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995	-	-			-	-				-		0	-
3. 1996	18	-	5	5	-	-	2	2	1	-		19	1
4. 1997	480	271	57	51		-	24	22	25	-		242	1
5. 1998	249	113	80	49	27	-	35	21	18	-		226	4
6. 1999	-	-	5	4	-	-	2	2		-		1	-
7. 2000	172	30	189	98	68	19	81	42	23	2		342	8
8. 2001	255	50	836	646	189	70	361	279	74	21		649	19
9. 2002	473	215	551	425	240	191	238	184	68	38		517	20
10. 2003	20	20	49	55	39	40	21	24	6	6		(10)	2
11. 2004	25	-	180	48	23	-	79	21	14	1		251	5
12. Totals	1,692	699	1,952	1,381	586	320	843	597	229	68	0	2,237	60

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	2,161	128	2,033	39.5	11.2	46.9				0	0
3. 1996	2,636	356	2,280	43.4	26.2	48.3				18	1
4. 1997	5,302	1,271	4,031	91.6	115.0	86.1				215	27
5. 1998	7,219	2,117	5,102	127.9	211.7	109.8				167	59
6. 1999	1,909	134	1,775	28.8	12.6	31.9				1	0
7. 2000	7,539	2,652	4,887	91.0	98.5	87.4				233	109
8. 2001	12,301	6,299	6,002	126.2	145.6	110.7				395	254
9. 2002	4,838	3,602	1,236	112.3	135.9	74.5				384	133
10. 2003	659	651	8	1,569.0	731.5	(17.0)				(6)	(4)
11. 2004	465	221	244	78.2	44.9	236.9				157	94
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,564	673

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	291	218	211	142	2		11	144	XXX
2. 2003	11,441	8,933	2,508	5,430	4,163	81	17	77			1,408	XXX
3. 2004	11,875	9,520	2,355	4,258	3,715	18	9	38			590	XXX
4. Totals	XXX	XXX	XXX	9,979	8,096	310	168	117	0	11	2,142	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	94	18	85	57	33	18	9	6	5			127	8
2. 2003	199	181	249	212	19	19	27	23	12	-		71	5
3. 2004	127	66	1,025	786	12	2	112	86	33	-		369	15
4. Totals	420	265	1,359	1,055	64	39	148	115	50	0	0	567	28

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	104	23
2. 2003	6,094	4,615	1,479	53.3	51.7	59.0				55	16
3. 2004	5,623	4,664	959	47.4	49.0	40.7				300	69
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	459	108

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	29	28	74	5	2		52	72	XXX
2. 2003	2,942	169	2,773	1,637	1	30		59		186	1,725	236
3. 2004	5,346	370	4,976	2,267	1	51		108		99	2,425	398
4. Totals	XXX	XXX	XXX	3,933	30	155	5	169	0	337	4,222	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	6		12	2	8	6	1					19	7
2. 2003	18	-	37	5	6	-	5	1	1	-		61	8
3. 2004	463	-	279	98	53	-	38	13	14	-		736	118
4. Totals	487	0	328	105	67	6	44	14	15	0	0	816	133

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	16	3
2. 2003	1,793	7	1,786	60.9	4.1	64.4				50	11
3. 2004	3,273	112	3,161	61.2	30.3	63.5				644	92
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	710	106

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(505)	(343)	1,811	1,781				(132)	XXX
2. 2003	1,102	1,029	73	1,255	1,255	144	144			1	0	XXX
3. 2004	364	326	38	56	56	26	26				0	XXX
4. Totals	XXX	XXX	XXX	806	968	1,981	1,951	0	0	1	(132)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	1,101	1,051	924	759	500	200	334	274	72	26		621	
2. 2003	64	64	361	361	-	-	130	130	14	2		12	
3. 2004	33	33	173	158	-	-	61	57	7	1		25	
4. Totals	1,198	1,148	1,458	1,278	500	200	525	461	93	29	0	658	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	215	406
2. 2003	1,968	1,956	12	178.6	190.1	16.4				0	12
3. 2004	356	331	25	97.8	101.5	65.8				15	10
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	230	428

SCHEDULE P - PART 1L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2003		(2)	2	1	1						0	XXX
3. 2004			0								0	XXX
4. Totals	XXX	XXX	XXX	1	1	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior			1	1								0	4
2. 2003												0	
3. 2004												0	
4. Totals	0	0	1	1	0	0	0	0	0	0	0	0	4

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2003	1	1	0	0.0	(50.0)	0.0				0	0
3. 2004	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995			0								0	XXX
3. 1996			0								0	XXX
4. 1997			0								0	XXX
5. 1998			0								0	XXX
6. 1999			0								0	XXX
7. 2000	6,607		6,607								0	XXX
8. 2001	5,106		5,106								0	XXX
9. 2002	5,238		5,238								0	XXX
10. 2003	2,907		2,907								0	XXX
11. 2004	4,191		4,191								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1995												0	XXX
3. 1996												0	XXX
4. 1997												0	XXX
5. 1998												0	XXX
6. 1999												0	XXX
7. 2000												0	XXX
8. 2001												0	XXX
9. 2002												0	XXX
10. 2003												0	XXX
11. 2004												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	0	0	0	0.0	0.0	0.0				0	0
3. 1996	0	0	0	0.0	0.0	0.0				0	0
4. 1997	0	0	0	0.0	0.0	0.0				0	0
5. 1998	0	0	0	0.0	0.0	0.0				0	0
6. 1999	0	0	0	0.0	0.0	0.0				0	0
7. 2000	0	0	0	0.0	0.0	0.0				0	0
8. 2001	0	0	0	0.0	0.0	0.0				0	0
9. 2002	0	0	0	0.0	0.0	0.0				0	0
10. 2003	0	0	0	0.0	0.0	0.0				0	0
11. 2004	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995			0								0	XXX
3. 1996			0								0	XXX
4. 1997			0								0	XXX
5. 1998			0								0	XXX
6. 1999			0								0	XXX
7. 2000			0								0	XXX
8. 2001			0								0	XXX
9. 2002			0								0	XXX
10. 2003			0								0	XXX
11. 2004			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1995												0	XXX
3. 1996												0	XXX
4. 1997												0	XXX
5. 1998												0	XXX
6. 1999												0	XXX
7. 2000												0	XXX
8. 2001												0	XXX
9. 2002												0	XXX
10. 2003												0	XXX
11. 2004												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	0	0	0	0.0	0.0	0.0				0	0
3. 1996	0	0	0	0.0	0.0	0.0				0	0
4. 1997	0	0	0	0.0	0.0	0.0				0	0
5. 1998	0	0	0	0.0	0.0	0.0				0	0
6. 1999	0	0	0	0.0	0.0	0.0				0	0
7. 2000	0	0	0	0.0	0.0	0.0				0	0
8. 2001	0	0	0	0.0	0.0	0.0				0	0
9. 2002	0	0	0	0.0	0.0	0.0				0	0
10. 2003	0	0	0	0.0	0.0	0.0				0	0
11. 2004	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	503	404	99	1,058	976	215	192	11			116	5
3. 1996	518	381	137	281	184	354	39	14			426	4
4. 1997	288	244	44	6		227	193	8			48	5
5. 1998	401	329	72	12	7	12	9	6			14	2
6. 1999	198	154	44					1			1	1
7. 2000	78	26	52	701	403	71	60	6			315	9
8. 2001	128	108	20	18	9	11	5	1	1		15	4
9. 2002	51	57	(6)	3	2						1	1
10. 2003	124	31	93					2			2	
11. 2004	97	25	72	1				4			5	1
12. Totals	XXX	XXX	XXX	2,080	1,581	890	498	53	1	0	943	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995			3	3	-	-	1	1				0	-
3. 1996			4	4	-	-	2	2				0	-
4. 1997			2	2	-	-	1	1				0	-
5. 1998					1	1						0	1
6. 1999			-	-	-	-	-	-	-			0	-
7. 2000			7	3	-	-	3	1				6	-
8. 2001			2	2	-	-	1	1				0	-
9. 2002			1		-	-						1	-
10. 2003			4	3	-	-	2	1				2	-
11. 2004			30	12	-	-	13	5	3			29	1
12. Totals	0	0	53	29	1	1	23	12	3	0	0	38	2

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	1,288	1,172	116	256.1	290.1	117.2				0	0
3. 1996	655	229	426	126.4	60.1	310.9				0	0
4. 1997	244	196	48	84.7	80.3	109.1				0	0
5. 1998	31	17	14	7.7	5.2	19.4				0	0
6. 1999	1	0	1	0.5	0.0	2.3				0	0
7. 2000	788	467	321	1,010.3	1,796.2	617.3				4	2
8. 2001	33	18	15	25.8	16.7	75.0				0	0
9. 2002	4	2	2	7.8	3.5	(33.3)				1	0
10. 2003	8	4	4	6.5	12.9	4.3				1	1
11. 2004	51	17	34	52.6	68.0	47.2				18	11
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	24	14

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	663	230	433	917	105	257	59	9			1,019	6
3. 1996	904	350	554		62	43	13	13			(19)	6
4. 1997	608	228	380	25	33	96	96	1			(7)	6
5. 1998	466	371	95	88		26	26				88	3
6. 1999	423	124	299			108	108	2			2	3
7. 2000	281	144	137								0	
8. 2001	201	130	71			33	33				0	1
9. 2002	(40)	(37)	(3)			1	1	1			1	
10. 2003	500	87	413								0	
11. 2004	519	(3)	522					1			1	
12. Totals	XXX	XXX	XXX	1,030	200	564	336	27	0	0	1,085	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998												0	
6. 1999	1,000	1,000	26	26	81	81	11	11	50			50	1
7. 2000	-	-	-		-	-	-		-			0	-
8. 2001	-	-	3	3	-	-	1	1				0	-
9. 2002	-	-			-	-						0	-
10. 2003	-	-	1	1	-	-						0	-
11. 2004	-	-	162	67	-	-	71	30	1			137	-
12. Totals	1,000	1,000	192	97	81	81	83	42	51	0	0	187	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	1,183	164	1,019	178.4	71.3	235.3				0	0
3. 1996	56	75	(19)	6.2	21.4	(3.4)				0	0
4. 1997	122	129	(7)	20.1	56.6	(1.8)				0	0
5. 1998	114	26	88	24.5	7.0	92.6				0	0
6. 1999	1,278	1,226	52	302.1	988.7	17.4				0	50
7. 2000	0	0	0	0.0	0.0	0.0				0	0
8. 2001	37	37	0	18.4	28.5	0.0				0	0
9. 2002	2	1	1	(5.0)	(2.7)	(33.3)				0	0
10. 2003	1	1	0	0.2	1.1	0.0				0	0
11. 2004	235	97	138	45.3	(3,233.3)	26.4				95	42
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	95	92

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2003			0								0	XXX
3. 2004			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net	Number of Claims
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Losses and Expenses Unpaid	Outstanding-Direct and Assumed
1. Prior												0	
2. 2003												0	
3. 2004												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2003	0	0	0	0.0	0.0	0.0				0	0
3. 2004	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 One Year	12 Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	347	315	318	323	300	561	560	560	560	560	0	0
2. 1995	491	660	851	933	1,102	1,096	1,142	1,271	1,301	1,301	0	30
3. 1996	XXX	516	766	710	770	718	734	733	733	733	0	0
4. 1997	XXX	XXX	82	46	212	49	19	5	6	6	0	1
5. 1998	XXX	XXX	XXX	2,702	3,083	3,170	2,937	2,948	2,935	2,923	(12)	(25)
6. 1999	XXX	XXX	XXX	XXX	6,503	6,496	7,051	7,622	7,432	7,251	(181)	(371)
7. 2000	XXX	XXX	XXX	XXX	XXX	10,234	9,861	12,716	12,245	12,748	503	32
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	19,723	21,483	24,043	24,405	362	2,922
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,374	10,230	11,531	1,301	1,157
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,996	6,706	(290)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,711	XXX	XXX
										12. Totals	1,682	3,746

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	14,724	13,183	12,179	12,367	12,076	11,477	11,732	11,714	11,716	11,965	249	251
2. 1995	13,513	11,802	11,330	11,444	11,358	11,329	11,357	11,334	11,504	11,381	(123)	47
3. 1996	XXX	10,246	9,340	8,897	8,737	8,715	8,607	8,437	8,512	8,512	0	75
4. 1997	XXX	XXX	11,860	14,673	14,142	15,270	14,010	14,092	13,818	14,128	310	36
5. 1998	XXX	XXX	XXX	20,287	23,439	28,276	23,782	25,298	24,845	24,944	99	(354)
6. 1999	XXX	XXX	XXX	XXX	26,318	30,496	32,341	35,449	35,964	34,565	(1,399)	(884)
7. 2000	XXX	XXX	XXX	XXX	XXX	38,885	46,171	37,388	35,928	35,276	(652)	(2,112)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	33,528	34,243	32,707	32,784	77	(1,459)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34,239	33,769	32,641	(1,128)	(1,598)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38,847	39,878	1,031	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	57,144	XXX	XXX
										12. Totals	(1,536)	(5,998)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	4,860	5,434	5,213	5,164	5,372	5,602	5,966	6,831	8,086	8,087	1	1,256
2. 1995	6,980	6,872	7,077	7,068	7,563	7,577	8,004	7,762	7,871	8,207	336	445
3. 1996	XXX	6,120	5,789	5,897	5,749	5,931	6,137	6,152	6,132	6,139	7	(13)
4. 1997	XXX	XXX	3,397	4,231	4,897	4,993	4,996	5,023	4,919	4,828	(91)	(195)
5. 1998	XXX	XXX	XXX	4,437	5,744	6,612	6,248	6,175	5,970	5,918	(52)	(257)
6. 1999	XXX	XXX	XXX	XXX	6,358	9,084	10,266	11,018	11,902	11,951	49	933
7. 2000	XXX	XXX	XXX	XXX	XXX	10,586	11,576	11,683	12,089	11,223	(866)	(460)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	16,637	17,509	19,204	20,379	1,175	2,870
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,119	9,327	9,800	473	681
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,391	9,245	(146)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,261	XXX	XXX
										12. Totals	886	5,260

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	10										0	0
2. 1995	181	198	130	120	149	162	156	158	211	192	(19)	34
3. 1996	XXX	203	140	76	108	152	137	146	139	137	(2)	(9)
4. 1997	XXX	XXX	202	96	58	59	40	38	43	41	(2)	3
5. 1998	XXX	XXX	XXX	163	95	147	50	15	25	16	(9)	1
6. 1999	XXX	XXX	XXX	XXX	440	475	274	426	521	450	(71)	24
7. 2000	XXX	XXX	XXX	XXX	XXX	453	292	242	445	240	(205)	(2)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	457	276	320	260	(60)	(16)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	511	536	649	113	138
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	652	782	130	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	862	XXX	XXX
										12. Totals	(125)	173

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	155	142	194	194	194	194	194	194	194	194	0	0
2. 1995	186	556	897	868	869	869	869	869	869	869	0	0
3. 1996	XXX	604	532	923	811	811	811	811	811	811	0	0
4. 1997	XXX	XXX	464	522	798	790	847	871	866	867	1	(4)
5. 1998	XXX	XXX	XXX	431	721	974	1,010	958	1,067	1,061	(6)	103
6. 1999	XXX	XXX	XXX	XXX	650	1,342	1,318	1,555	1,640	1,586	(54)	31
7. 2000	XXX	XXX	XXX	XXX	XXX	1,923	1,747	1,833	2,113	2,099	(14)	266
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2,971	3,671	3,513	3,163	(350)	(508)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,066	3,666	3,810	144	744
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,387	5,169	782	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,069	XXX	XXX
										12. Totals	503	632

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	1,641	2,010	1,936	1,903	1,853	1,740	2,088	2,065	2,170	2,195	25	130
2. 1995	1,411	1,954	1,832	2,089	2,137	2,010	2,214	2,201	2,232	2,186	(46)	(15)
3. 1996	XXX	818	1,213	1,146	1,093	973	1,025	1,071	1,053	1,037	(16)	(34)
4. 1997	XXX	XXX	1,660	1,978	2,367	2,352	2,207	2,330	2,333	2,288	(45)	(42)
5. 1998	XXX	XXX	XXX	3,274	3,839	3,504	4,680	4,561	4,436	4,412	(24)	(149)
6. 1999	XXX	XXX	XXX	XXX	4,214	5,171	5,898	7,007	7,459	7,596	137	589
7. 2000	XXX	XXX	XXX	XXX	XXX	4,078	6,719	6,567	6,642	6,582	(60)	15
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	3,546	3,406	3,484	3,931	447	525
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,903	938	907	(31)	(996)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,777	1,247	(1,530)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,792	XXX	XXX
										12. Totals	(1,144)	23

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	638	1,092	1,459	1,494	1,328	1,274	1,268	1,268	1,268	1,268	0	0
2. 1995	1,336	1,537	2,195	2,155	1,993	2,024	1,989	1,944	1,956	1,947	(9)	3
3. 1996	XXX	1,988	2,024	2,061	2,085	2,206	2,169	2,150	2,144	2,159	15	9
4. 1997	XXX	XXX	1,818	3,253	3,679	3,602	3,489	3,580	3,804	3,834	30	254
5. 1998	XXX	XXX	XXX	2,165	3,982	4,749	4,449	4,665	4,796	4,860	64	195
6. 1999	XXX	XXX	XXX	XXX	3,152	2,172	1,811	1,660	1,672	1,621	(51)	(39)
7. 2000	XXX	XXX	XXX	XXX	XXX	4,392	4,593	4,581	4,541	4,501	(40)	(80)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	4,454	5,116	5,157	5,575	418	459
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	715	610	1,040	430	325
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(14)	(26)	(12)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	247	XXX	XXX
										12. Totals	845	1,126

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Development 11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,673	1,170	1,229	59	(444)
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,561	1,390	(171)	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	888	XXX	XXX
										4. Totals	(113)	(444)

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,614	656	677	21	(937)
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,943	1,726	(217)	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,039	XXX	XXX
										4. Totals	(195)	(937)

SCHEDULE P - PART 2K - FIDELITY/SURETY

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	365	722	624	(98)	259
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20		(20)	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	XXX	XXX
										4. Totals	(118)	259

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	6	6	0	(6)
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0		(0)	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	(0)	(6)

SCHEDULE P - PART 2M - INTERNATIONAL

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	17	(17)	(23)	(23)	(22)	(23)	(23)	(24)	(23)	(23)	0	1
2. 1995	69	82	116	370	93	101	106	106	105	105	(0)	(1)
3. 1996	XXX	96	51	46	229	439	414	415	418	412	(6)	(3)
4. 1997	XXX	XXX	22	40	43	38	35	42	41	40	(1)	(2)
5. 1998	XXX	XXX	XXX	23	16	14	13	11	8	8	(0)	(3)
6. 1999	XXX	XXX	XXX	XXX	16	11	3	31	0		(0)	(31)
7. 2000	XXX	XXX	XXX	XXX	XXX	28	83	72	94	315	221	243
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	24	11	16	15	(1)	4
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	3	2	(1)	(9)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	2	(15)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	XXX	XXX
										12. Totals	197	199

SCHEDULE P - PART 2R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	517	334	126	178	170	69	69	69	69	69	0	0
2. 1995	259	260	392	382	1,012	1,006	1,008	1,012	1,010	1,010	0	(2)
3. 1996	XXX	247	122	24	3	(32)	(13)	(19)	(32)	(32)	0	(13)
4. 1997	XXX	XXX	142	61	23	(7)	4	(4)	(8)	(8)	0	(4)
5. 1998	XXX	XXX	XXX	55	63	103	102	92	138	88	(50)	(4)
6. 1999	XXX	XXX	XXX	XXX	64	2	52	45			0	(45)
7. 2000	XXX	XXX	XXX	XXX	XXX	48	22	23	5		(5)	(23)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	27	20	9		(9)	(20)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	(4)		4	(4)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1		(1)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136	XXX	XXX
										12. Totals	(61)	(115)

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	204	244	266	283	560	560	560	560	560	76	49
2. 1995	104	259	538	811	860	1,087	1,117	1,152	1,301	1,301	49	43
3. 1996	XXX	131	275	451	477	493	522	733	733	733	50	34
4. 1997	XXX	XXX	1	2	4	8	8	8	6	6	4	
5. 1998	XXX	XXX	XXX	557	2,682	2,784	2,908	2,915	2,919	2,912	1,469	1,111
6. 1999	XXX	XXX	XXX	XXX	(247)	2,456	4,591	6,136	7,037	7,141	2,271	2,520
7. 2000	XXX	XXX	XXX	XXX	XXX	2,289	3,866	8,471	10,259	12,113	4,058	4,173
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	3,354	10,691	18,156	21,384	2,335	2,144
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,676	5,049	8,577	570	421
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	895	2,592	183	117
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,216	147	107

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	3,968	6,561	7,989	8,781	9,267	9,635	9,860	10,065	10,227	14,931	3,418
2. 1995	2,779	5,939	7,951	9,197	9,943	10,365	10,557	10,656	10,785	10,843	2,872	759
3. 1996	XXX	2,486	5,204	6,944	7,572	7,795	7,959	8,076	8,102	8,180	3,026	914
4. 1997	XXX	XXX	3,029	7,878	10,338	11,666	12,476	12,595	13,013	13,234	4,431	1,222
5. 1998	XXX	XXX	XXX	4,995	11,932	17,016	19,446	21,332	22,457	22,858	6,372	2,126
6. 1999	XXX	XXX	XXX	XXX	6,739	17,028	23,496	29,378	31,037	31,585	7,175	2,221
7. 2000	XXX	XXX	XXX	XXX	XXX	8,819	23,607	25,743	30,765	32,780	8,872	2,628
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	7,080	17,659	23,098	24,238	9,910	3,499
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,585	18,639	23,586	4,394	1,062
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,976	20,358	3,784	995
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,544	2,109	854

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	2,110	3,424	3,752	4,334	4,803	5,342	5,228	6,057	6,803	4,178	3,584
2. 1995	1,912	3,639	5,045	6,057	6,795	7,101	7,459	7,394	7,646	7,789	1,314	924
3. 1996	XXX	2,140	3,564	4,533	4,954	5,271	5,481	5,944	6,013	6,087	1,244	681
4. 1997	XXX	XXX	1,376	2,515	3,680	4,364	4,522	4,706	4,793	4,806	772	478
5. 1998	XXX	XXX	XXX	2,200	3,157	4,704	5,352	5,788	5,865	5,900	1,071	493
6. 1999	XXX	XXX	XXX	XXX	2,390	4,313	7,043	9,027	11,370	11,541	1,897	802
7. 2000	XXX	XXX	XXX	XXX	XXX	3,310	6,943	8,975	10,252	10,496	2,440	1,026
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	6,758	11,769	14,081	17,588	1,984	715
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,039	4,888	6,836	882	305
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,261	4,448	498	239
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,423	265	155

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											1
2. 1995							152	152	158	158	4	18
3. 1996	XXX						137	137	137	137	5	15
4. 1997	XXX	XXX					22	33	41	41	2	13
5. 1998	XXX	XXX	XXX				10	8	11	16	1	29
6. 1999	XXX	XXX	XXX	XXX			159	366	422	430	3	21
7. 2000	XXX	XXX	XXX	XXX	XXX		2	21	65	187	6	18
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1	4	24	76	1	20
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX		6	49		5
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	83		6
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	78	194	194	194	194	194	194	194	194	3	8
2. 1995	5	204	737	868	869	869	869	869	869	869	11	14
3. 1996	XXX	32	208	663	811	811	811	811	811	811	8	50
4. 1997	XXX	XXX	11	200	695	776	781	783	864	867	13	51
5. 1998	XXX	XXX	XXX	8	277	765	862	881	1,065	1,061	18	56
6. 1999	XXX	XXX	XXX	XXX	55	470	1,061	1,407	1,567	1,566	23	79
7. 2000	XXX	XXX	XXX	XXX	XXX	47	549	1,424	1,900	2,043	24	77
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	93	914	2,327	3,035	21	80
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	72	870	2,411	16	97
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	211	1,265	3	98
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	271		32

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX										XXX	XXX
4. 1997	XXX	XXX									XXX	XXX
5. 1998	XXX	XXX	XXX								XXX	XXX
6. 1999	XXX	XXX	XXX	XXX							XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	425	984	1,336	1,527	1,574	1,680	1,624	2,134	2,182	226	313
2. 1995	53	455	925	1,309	1,708	1,861	1,905	1,881	2,107	2,136	148	196
3. 1996	XXX	12	224	635	899	908	927	996	996	1,039	57	85
4. 1997	XXX	XXX	22	343	1,498	1,792	2,039	2,243	2,265	2,281	84	95
5. 1998	XXX	XXX	XXX	200	915	2,346	3,354	3,835	4,111	4,232	141	198
6. 1999	XXX	XXX	XXX	XXX	122	721	2,922	4,573	6,122	7,150	306	256
7. 2000	XXX	XXX	XXX	XXX	XXX	83	997	2,870	4,579	5,569	212	246
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	(164)	238	1,146	2,432	162	146
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62	160	620	49	45
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	336	34	39
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	200	7	25

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	512	865	1,269	1,266	1,268	1,268	1,268	1,268	1,268	19	44
2. 1995	165	362	1,085	1,526	1,907	1,938	1,939	1,947	1,947	1,947	22	93
3. 1996	XXX	194	1,063	1,519	1,928	2,146	2,138	2,138	2,143	2,141	31	128
4. 1997	XXX	XXX	251	1,703	2,792	3,236	3,229	3,428	3,609	3,617	49	123
5. 1998	XXX	XXX	XXX	337	1,668	3,272	3,600	4,540	4,579	4,652	40	121
6. 1999	XXX	XXX	XXX	XXX	186	952	1,400	1,549	1,585	1,620	39	163
7. 2000	XXX	XXX	XXX	XXX	XXX	506	2,418	3,488	4,103	4,180	85	221
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	744	2,839	3,955	4,979	114	229
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(187)	130	553	70	151
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(16)	(16)		7
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9		

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	965	1,107	XXX	XXX
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	913	1,331	XXX	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	552	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	588	658	1,549	1,106
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,377	1,666	139	89
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,317	186	94

SCHEDULE P - PART 3K - FIDELITY/SURETY

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	181	49	XXX	XXX
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	6	6	XXX	XXX
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX										XXX	XXX
4. 1997	XXX	XXX									XXX	XXX
5. 1998	XXX	XXX	XXX								XXX	XXX
6. 1999	XXX	XXX	XXX	XXX							XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX										XXX	XXX
4. 1997	XXX	XXX									XXX	XXX
5. 1998	XXX	XXX	XXX								XXX	XXX
6. 1999	XXX	XXX	XXX	XXX							XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX										XXX	XXX
4. 1997	XXX	XXX									XXX	XXX
5. 1998	XXX	XXX	XXX								XXX	XXX
6. 1999	XXX	XXX	XXX	XXX							XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX										XXX	XXX
4. 1997	XXX	XXX									XXX	XXX
5. 1998	XXX	XXX	XXX								XXX	XXX
6. 1999	XXX	XXX	XXX	XXX							XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	(23)	(23)	(23)	(23)	(23)	(23)	(23)	(23)	(23)	3	4
2. 1995		2	17	111	44	100	105	105	105	105	4	1
3. 1996	XXX			27	142	210	301	412	412	412	3	1
4. 1997	XXX	XXX			17	24	32	40	40	40	1	4
5. 1998	XXX	XXX	XXX			1	8	8	8	8	1	
6. 1999	XXX	XXX	XXX	XXX								1
7. 2000	XXX	XXX	XXX	XXX	XXX		33	59	61	309	7	2
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	5	5	15	15	3	1
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1		

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	(171)	(110)	66	66	69	69	69	69	69	17	5
2. 1995	4	4	229	227	1,004	1,004	1,004	1,012	1,010	1,010	3	3
3. 1996	XXX		29	(33)	(32)	(32)	(32)	(32)	(32)	(32)		6
4. 1997	XXX	XXX		(7)	(8)	(8)	(8)	(8)	(8)	(8)	1	5
5. 1998	XXX	XXX	XXX			88	88	88	88	88		3
6. 1999	XXX	XXX	XXX	XXX								2
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						1
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	175	70	35	19	17	1				
2. 1995	290	170	80	48	22	3				
3. 1996	XXX	263	185	90	67	6				
4. 1997	XXX	XXX	81	35	165	41	11	(3)		
5. 1998	XXX	XXX	XXX	1,400	155	349	18	28	16	10
6. 1999	XXX	XXX	XXX	XXX	4,037	1,467	688	430	9	58
7. 2000	XXX	XXX	XXX	XXX	XXX	5,285	1,558	1,567	607	189
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	7,940	1,744	874	626
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,848	973	776
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,580	1,684
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,363

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	7,419	3,722	1,976	1,715	1,309	685	797	617	578	642
2. 1995	8,051	3,100	1,268	816	497	327	300	247	369	215
3. 1996	XXX	5,156	1,954	800	612	427	278	143	220	149
4. 1997	XXX	XXX	5,443	2,900	1,531	2,291	511	804	250	367
5. 1998	XXX	XXX	XXX	8,840	5,262	6,795	752	1,228	664	467
6. 1999	XXX	XXX	XXX	XXX	12,314	6,471	3,156	2,170	2,425	1,294
7. 2000	XXX	XXX	XXX	XXX	XXX	19,536	10,059	2,305	(744)	(795)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	17,481	9,322	5,039	4,806
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,665	6,668	3,181
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,174	7,818
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29,137

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	2,463	1,598	860	597	134	196	115	388	915	580
2. 1995	3,444	1,979	822	463	322	116	185	102	112	189
3. 1996	XXX	2,705	1,239	649	433	410	279	86	76	23
4. 1997	XXX	XXX	1,346	780	436	335	180	65	53	(4)
5. 1998	XXX	XXX	XXX	1,260	1,174	920	501	214	90	21
6. 1999	XXX	XXX	XXX	XXX	2,610	1,981	835	373	308	146
7. 2000	XXX	XXX	XXX	XXX	XXX	4,731	2,021	848	846	(11)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	5,292	2,281	1,231	657
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,603	2,523	1,665
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,964	3,932
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,819

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	10									
2. 1995	180	121	28	14	10	12	4	(2)	19	
3. 1996	XXX	199	133	36	18	12		9	2	
4. 1997	XXX	XXX	198	86	45	37	5	(1)	2	
5. 1998	XXX	XXX	XXX	163	91	117	27	6	2	
6. 1999	XXX	XXX	XXX	XXX	278	296	111	35	54	20
7. 2000	XXX	XXX	XXX	XXX	XXX	442	196	101	42	49
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	454	259	194	140
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	511	337	308
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	647	621
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	862

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	56	10								
2. 1995	135	63	45							
3. 1996	XXX	382	62	80						
4. 1997	XXX	XXX	291	85	24			1	0	
5. 1998	XXX	XXX	XXX	309	111	(16)	8	2	2	
6. 1999	XXX	XXX	XXX	XXX	402	506	89		41	1
7. 2000	XXX	XXX	XXX	XXX	XXX	1,310	613	104	69	41
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2,170	969	94	103
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,619	1,106	339
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,952	1,762
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,575

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	707	519	215	132	91	(3)			1	(2)
2. 1995	927	421	186	174	120	(38)	14	8	3	(1)
3. 1996	XXX	570	251	175	84	32	27	32	15	(2)
4. 1997	XXX	XXX	1,276	588	263	233	91	56	36	7
5. 1998	XXX	XXX	XXX	2,327	1,305	110	456	305	102	45
6. 1999	XXX	XXX	XXX	XXX	3,043	1,861	737	376	275	164
7. 2000	XXX	XXX	XXX	XXX	XXX	2,595	2,716	1,420	572	293
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	3,120	1,538	660	539
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,687	620	198
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,365	798
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,381

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	337	226	188	138	60	6				
2. 1995	878	431	412	232	43	62	25	(4)		
3. 1996	XXX	757	451	232	94	54	30	10		
4. 1997	XXX	XXX	944	448	472	173	22	(65)		8
5. 1998	XXX	XXX	XXX	1,100	760	592	128	27	33	45
6. 1999	XXX	XXX	XXX	XXX	2,703	934	230	66	43	1
7. 2000	XXX	XXX	XXX	XXX	XXX	2,388	1,126	277	234	130
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2,307	719	398	272
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	541	57	180
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	(9)
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	190

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	823	133	31
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	333	41
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	265

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	809	(238)	11
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	261	36
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	206

SCHEDULE P - PART 4K - FIDELITY/SURETY

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX		150	225
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12		
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	17	6			1			(1)		
2. 1995	55	37	15	15	5	(4)	1	1	0	
3. 1996	XXX	96	51	16	12	6	2	3	6	
4. 1997	XXX	XXX	22	20	8	4	1	2	1	
5. 1998	XXX	XXX	XXX	23	16	7	5	3	0	
6. 1999	XXX	XXX	XXX	XXX	16	8	3	31	0	
7. 2000	XXX	XXX	XXX	XXX	XXX	23	27	13	5	6
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	19	6	1	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	2	1
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	2
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	314	147	34	(5)	(11)					
2. 1995	199	143	84	62	8	2	4			
3. 1996	XXX	194	87	48	27		19	13		
4. 1997	XXX	XXX	113	68	31	1	12	4		
5. 1998	XXX	XXX	XXX	55	63	15	14	4		
6. 1999	XXX	XXX	XXX	XXX	64	2	52	45		
7. 2000	XXX	XXX	XXX	XXX	XXX	48	22	23	5	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	27	20	9	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	(4)	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	37	15	2	1	1					
2. 1995	15	27	37	45	46	48	48	48	49	49
3. 1996	XXX	25	35	44	49	48	50	50	50	50
4. 1997	XXX	XXX	1	2	2	4	4	4	4	4
5. 1998	XXX	XXX	XXX	152	1,017	1,309	1,420	1,452	1,452	1,469
6. 1999	XXX	XXX	XXX	XXX	722	1,666	2,044	2,197	2,250	2,271
7. 2000	XXX	XXX	XXX	XXX	XXX	1,494	3,190	3,743	3,972	4,058
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,228	2,030	2,247	2,335
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	382	510	570
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	117	183
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	147

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	16	5	4	2						
2. 1995	22	23	20	7	3	1	1	1		
3. 1996	XXX	19	23	10	4	3	1			
4. 1997	XXX	XXX		1	2					
5. 1998	XXX	XXX	XXX	936	357	136	77	37	37	24
6. 1999	XXX	XXX	XXX	XXX	969	511	213	104	35	13
7. 2000	XXX	XXX	XXX	XXX	XXX	1,871	834	383	168	74
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,356	468	209	94
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	253	104	44
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	101	30
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	168

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	25	28	2	1						
2. 1995	44	78	91	92	92	92	92	92	92	92
3. 1996	XXX	58	81	84	85	85	85	84	84	84
4. 1997	XXX	XXX	2	3	4	4	4	4	4	4
5. 1998	XXX	XXX	XXX	1,303	2,342	2,517	2,574	2,592	2,601	2,604
6. 1999	XXX	XXX	XXX	XXX	2,436	4,183	4,715	4,774	4,790	4,804
7. 2000	XXX	XXX	XXX	XXX	XXX	5,400	7,914	8,170	8,257	8,305
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	3,812	4,454	4,545	4,573
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	960	1,014	1,035
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	291	330
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	422

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	1,602	75	115	38	11	15	6	2	8	1
2. 1995	1,250	2,540	2,792	2,826	2,856	2,861	2,867	2,869	2,871	2,872
3. 1996	XXX	1,286	2,823	2,947	2,992	3,011	3,019	3,024	3,027	3,026
4. 1997	XXX	XXX	1,914	4,022	4,311	4,388	4,419	4,423	4,429	4,431
5. 1998	XXX	XXX	XXX	2,767	5,963	6,230	6,280	6,332	6,358	6,372
6. 1999	XXX	XXX	XXX	XXX	3,016	6,491	6,936	7,045	7,142	7,175
7. 2000	XXX	XXX	XXX	XXX	XXX	3,618	7,981	8,549	8,759	8,872
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	5,818	9,261	9,715	9,910
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,402	4,096	4,394
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,913	3,784
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,109

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	354	202	84	50	40	27	19	20	12	11
2. 1995	1,233	359	88	55	26	21	15	13	10	8
3. 1996	XXX	1,391	191	74	42	22	14	10	9	6
4. 1997	XXX	XXX	1,803	353	143	61	35	24	20	16
5. 1998	XXX	XXX	XXX	2,829	631	288	151	102	74	58
6. 1999	XXX	XXX	XXX	XXX	3,352	778	373	226	136	96
7. 2000	XXX	XXX	XXX	XXX	XXX	4,271	1,038	569	340	206
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	3,454	917	482	291
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,844	519	255
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,923	456
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,968

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	376	57	26	12	2	50	(1)			
2. 1995	2,904	3,568	3,611	3,622	3,623	3,639	3,639	3,639	3,639	3,639
3. 1996	XXX	3,156	3,873	3,920	3,931	3,944	3,944	3,944	3,946	3,946
4. 1997	XXX	XXX	4,281	5,574	5,632	5,656	5,661	5,664	5,668	5,669
5. 1998	XXX	XXX	XXX	6,665	8,513	8,626	8,539	8,550	8,552	8,556
6. 1999	XXX	XXX	XXX	XXX	7,688	9,336	9,432	9,455	9,484	9,492
7. 2000	XXX	XXX	XXX	XXX	XXX	9,687	11,540	11,655	11,678	11,706
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	12,340	13,602	13,668	13,700
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,049	5,668	5,711
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,559	5,235
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,931

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	752	(107)	82	53	27	23	12	37	26	47
2. 1995	819	1,137	1,216	1,259	1,271	1,294	1,296	1,300	1,309	1,314
3. 1996	XXX	821	1,140	1,186	1,215	1,230	1,233	1,236	1,243	1,244
4. 1997	XXX	XXX	540	699	728	757	764	766	768	772
5. 1998	XXX	XXX	XXX	698	1,004	1,037	1,057	1,064	1,068	1,071
6. 1999	XXX	XXX	XXX	XXX	1,105	1,729	1,828	1,864	1,885	1,897
7. 2000	XXX	XXX	XXX	XXX	XXX	1,386	2,269	2,388	2,422	2,440
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,314	1,849	1,940	1,984
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	667	854	882
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	372	498
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	265

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	214	157	100	92	107	91	106	103	140	120
2. 1995	412	154	97	48	40	26	25	17	17	17
3. 1996	XXX	371	103	56	37	25	18	13	8	8
4. 1997	XXX	XXX	192	61	39	21	10	7	6	1
5. 1998	XXX	XXX	XXX	321	75	46	17	15	7	3
6. 1999	XXX	XXX	XXX	XXX	494	158	78	38	21	13
7. 2000	XXX	XXX	XXX	XXX	XXX	713	176	76	41	24
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	530	183	108	79
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	209	68	42
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	150	57
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	311

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	338	220	29	54	57	73	33	41	45	
2. 1995	1,748	2,132	2,171	2,186	2,201	2,231	2,232	2,240	2,247	2,255
3. 1996	XXX	1,625	1,840	1,877	1,898	1,923	1,919	1,924	1,931	1,933
4. 1997	XXX	XXX	1,029	1,196	1,220	1,251	1,247	1,249	1,251	1,251
5. 1998	XXX	XXX	XXX	1,319	1,542	1,567	1,558	1,566	1,567	1,567
6. 1999	XXX	XXX	XXX	XXX	2,004	2,619	2,665	2,682	2,697	2,712
7. 2000	XXX	XXX	XXX	XXX	XXX	2,660	3,383	3,466	3,483	3,490
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2,263	2,691	2,755	2,778
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,094	1,214	1,229
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	684	794
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	731

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995		1	1	2	2	3	4	4	4	4
3. 1996	XXX		1	1	1	3	5	5	5	5
4. 1997	XXX	XXX						1	2	2
5. 1998	XXX	XXX	XXX				1	1	1	1
6. 1999	XXX	XXX	XXX	XXX			1	1	3	3
7. 2000	XXX	XXX	XXX	XXX	XXX			1	1	6
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				1
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995	1	8	5	3	5	4		2	2	2
3. 1996	XXX	1	6	10	9	2				
4. 1997	XXX	XXX	1	6	7	3	3	1		
5. 1998	XXX	XXX	XXX	2	8	13	3	1	1	
6. 1999	XXX	XXX	XXX	XXX	3	9	2	6	2	
7. 2000	XXX	XXX	XXX	XXX	XXX	1	4	14	13	2
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	3	7	10	6
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3	10
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior		1								
2. 1995	1	14	17	18	22	24	24	24	24	24
3. 1996	XXX	2	8	16	19	20	20	20	20	20
4. 1997	XXX	XXX	1	11	15	15	15	15	15	15
5. 1998	XXX	XXX	XXX	3	13	28	28	30	30	30
6. 1999	XXX	XXX	XXX	XXX	5	15	17	21	24	24
7. 2000	XXX	XXX	XXX	XXX	XXX	1	6	20	23	26
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	4	11	20	27
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	7	15
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	11
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	5	(5)	3							
2. 1995	1	1	4	10	11	11	11	11	11	11
3. 1996	XXX		2	5	8	8	8	8	8	8
4. 1997	XXX	XXX		1	8	11	12	12	12	13
5. 1998	XXX	XXX	XXX		1	9	16	16	17	18
6. 1999	XXX	XXX	XXX	XXX		4	11	17	21	23
7. 2000	XXX	XXX	XXX	XXX	XXX		5	11	20	24
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1	2	12	21
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3	16
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	3
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	4	4								
2. 1995	11	14	9	1						
3. 1996	XXX	30	19	7						
4. 1997	XXX	XXX	40	25	12	3	1	1	1	
5. 1998	XXX	XXX	XXX	59	31	13	2	1	1	
6. 1999	XXX	XXX	XXX	XXX	80	40	18	8	4	1
7. 2000	XXX	XXX	XXX	XXX	XXX	80	34	23	6	1
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	76	51	26	3
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	91	57	20
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	103	52
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	86

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	3									
2. 1995	14	24	25	25	25	25	25	25	25	25
3. 1996	XXX	43	56	58	58	58	58	58	58	58
4. 1997	XXX	XXX	52	63	64	64	64	64	64	64
5. 1998	XXX	XXX	XXX	63	76	77	74	74	74	74
6. 1999	XXX	XXX	XXX	XXX	96	104	103	103	103	103
7. 2000	XXX	XXX	XXX	XXX	XXX	96	101	102	102	102
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	95	103	103	104
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	107	128	133
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132	153
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	57	40	45	21	21	3	3	4	3	1
2. 1995	13	43	82	103	133	142	145	145	148	148
3. 1996	XXX	2	7	29	50	52	54	56	56	57
4. 1997	XXX	XXX	2	23	47	67	81	83	83	84
5. 1998	XXX	XXX	XXX	18	65	101	117	126	137	141
6. 1999	XXX	XXX	XXX	XXX	83	170	208	248	288	306
7. 2000	XXX	XXX	XXX	XXX	XXX	54	120	159	191	212
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	69	110	144	162
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	43	49
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	34
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	171	157	101	81	46	20	14	9	4	2
2. 1995	106	146	93	78	40	21	19	13	9	3
3. 1996	XXX	40	66	45	17	2	3	1	1	
4. 1997	XXX	XXX	29	97	75	17	4	3	1	
5. 1998	XXX	XXX	XXX	188	192	63	33	27	12	6
6. 1999	XXX	XXX	XXX	XXX	212	131	118	87	43	21
7. 2000	XXX	XXX	XXX	XXX	XXX	138	127	93	62	29
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	68	90	57	34
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	16	13
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	11
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	156	67	17	20	3	(11)				
2. 1995	171	302	328	347	352	345	347	347	347	347
3. 1996	XXX	57	130	147	149	139	142	142	142	142
4. 1997	XXX	XXX	60	188	206	177	178	179	179	179
5. 1998	XXX	XXX	XXX	256	397	333	336	343	344	345
6. 1999	XXX	XXX	XXX	XXX	395	497	552	579	581	583
7. 2000	XXX	XXX	XXX	XXX	XXX	269	416	461	484	487
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	197	305	337	342
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	78	100	107
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62	84
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	(59)		5	(8)	3					
2. 1995	2	4	7	9	20	22	22	22	22	22
3. 1996	XXX	3	10	17	27	30	31	31	31	31
4. 1997	XXX	XXX	5	16	33	41	44	48	48	49
5. 1998	XXX	XXX	XXX		10	31	35	38	40	40
6. 1999	XXX	XXX	XXX	XXX	3	18	27	34	36	39
7. 2000	XXX	XXX	XXX	XXX	XXX	10	37	63	81	85
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2	41	86	114
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	45	70
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	22	10	7	36	23					
2. 1995	68	48	33	63	25	1	1			
3. 1996	XXX	107	58	100	57	3	2	1	1	1
4. 1997	XXX	XXX	111	173	33	14	7	2	2	1
5. 1998	XXX	XXX	XXX	128	71	26	18	11	6	4
6. 1999	XXX	XXX	XXX	XXX	111	55	26	9	5	
7. 2000	XXX	XXX	XXX	XXX	XXX	220	101	44	16	8
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	271	132	59	19
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132	54	20
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	(129)	(6)		11		(21)				
2. 1995	90	104	104	136	136	114	114	114	114	115
3. 1996	XXX	138	165	219	203	159	159	159	160	160
4. 1997	XXX	XXX	158	273	172	172	172	172	173	173
5. 1998	XXX	XXX	XXX	150	165	165	165	165	165	165
6. 1999	XXX	XXX	XXX	XXX	148	201	201	202	202	202
7. 2000	XXX	XXX	XXX	XXX	XXX	288	312	312	312	314
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	321	350	361	362
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	211	239	241
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	9
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	(1)	(1)					1			
2. 1995		1	1	2	3	3	4	4	4	4
3. 1996	XXX				1	1	2	3	3	3
4. 1997	XXX	XXX						1	1	1
5. 1998	XXX	XXX	XXX					1	1	1
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX	3	4	6	6	7
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2	2	2	3
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	2	1	1	1	1	1				
2. 1995	2	3	4	3	1	1				
3. 1996	XXX			1	2	3	1			
4. 1997	XXX	XXX		2	3	4	3	1		
5. 1998	XXX	XXX	XXX		1	1	1			1
6. 1999	XXX	XXX	XXX	XXX		1				
7. 2000	XXX	XXX	XXX	XXX	XXX	1	2		1	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX			1	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	(9)	1								
2. 1995	2	4	5	5	5	5	5	5	5	5
3. 1996	XXX			1	3	4	4	4	4	4
4. 1997	XXX	XXX		2	4	5	5	5	5	5
5. 1998	XXX	XXX	XXX		1	1	1	1	1	2
6. 1999	XXX	XXX	XXX	XXX		1	1	1	1	1
7. 2000	XXX	XXX	XXX	XXX	XXX	4	7	8	9	9
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2	2	4	4
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	4		2	5						
2. 1995		1	1	1	3	3	3	3	3	3
3. 1996	XXX	1								
4. 1997	XXX	XXX				1	1	1	1	1
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	5	6	4	1	1					
2. 1995	6	3	2	2						
3. 1996	XXX	4	1	1	1					
4. 1997	XXX	XXX	4	3	1					
5. 1998	XXX	XXX	XXX		1	1	1	1		
6. 1999	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX		1		
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	3	5			(4)					
2. 1995	6	6	6	6	6	6	6	6	6	6
3. 1996	XXX	6	6	6	6	6	6	6	6	6
4. 1997	XXX	XXX	5	6	6	6	6	6	6	6
5. 1998	XXX	XXX	XXX		3	3	3	3	3	3
6. 1999	XXX	XXX	XXX	XXX	2	3	3	3	3	3
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX		1	1	1
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	3	(9)		(2)							
2. 1995	903	946	949	946	946	946	946	946	946	946	
3. 1996	XXX	643	684	684	684	684	684	684	684	684	
4. 1997	XXX	XXX	187	189	200	190	190	190	190	190	
5. 1998	XXX	XXX	XXX	12,184	12,412	12,218	12,150	12,118	12,110	12,110	
6. 1999	XXX	XXX	XXX	XXX	24,976	26,339	25,812	25,874	25,900	25,894	(6)
7. 2000	XXX	XXX	XXX	XXX	XXX	41,174	40,648	40,392	40,255	40,262	7
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	41,562	40,155	39,906	39,902	(4)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,833	21,758	21,740	(18)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,481	11,516	35
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27,971	27,971
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27,985
13. Earned Prems.(P-Pt 1)	907	677	231	12,181	25,215	42,333	40,441	20,200	11,038	27,985	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior		(2)									
2. 1995	201	210	211	210	210	210	210	210	210	210	
3. 1996	XXX	142	148	148	148	148	148	148	148	148	
4. 1997	XXX	XXX	56	57	68	58	58	58	58	58	
5. 1998	XXX	XXX	XXX	7,461	7,611	7,452	7,410	7,394	7,390	7,390	
6. 1999	XXX	XXX	XXX	XXX	16,736	17,810	17,490	17,521	17,532	17,530	(2)
7. 2000	XXX	XXX	XXX	XXX	XXX	31,732	31,443	31,336	31,287	31,287	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	13,680	13,292	13,233	13,231	(2)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,608	3,593	3,593	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	741	743	2
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,573	1,573
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,571
13. Earned Prems.(P-Pt 1)	202	149	63	7,461	16,897	32,637	13,030	3,128	626	1,571	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	(107)	1,277	(11)	2							
2. 1995	25,962	25,441	25,535	25,540	25,540	25,540	25,540	25,540	25,540	25,540	
3. 1996	XXX	22,383	23,193	23,278	23,254	23,254	23,254	23,254	23,254	23,254	
4. 1997	XXX	XXX	42,710	43,702	44,285	44,281	44,262	44,259	44,251	44,251	
5. 1998	XXX	XXX	XXX	58,490	62,692	62,930	63,013	62,867	62,837	62,842	5
6. 1999	XXX	XXX	XXX	XXX	61,670	65,605	66,805	66,655	66,529	66,564	35
7. 2000	XXX	XXX	XXX	XXX	XXX	86,443	97,040	97,862	97,523	97,356	(167)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	93,014	100,449	100,466	100,296	(170)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	66,721	69,817	69,899	82
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	81,783	87,346	5,563
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	104,021	104,021
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109,369
13. Earned Prems.(P-Pt 1)	26,562	23,237	43,603	59,574	66,431	90,612	104,873	74,679	84,393	109,369	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	(99)	351	(2)	1							
2. 1995	5,440	5,331	5,313	5,318	5,318	5,318	5,318	5,318	5,318	5,318	
3. 1996	XXX	5,382	5,458	5,478	5,474	5,474	5,474	5,474	5,474	5,474	
4. 1997	XXX	XXX	20,354	20,709	21,050	21,058	21,075	21,073	21,073	21,073	
5. 1998	XXX	XXX	XXX	25,717	28,045	28,141	28,324	28,215	28,197	28,199	2
6. 1999	XXX	XXX	XXX	XXX	26,974	28,214	28,913	28,796	28,708	28,708	
7. 2000	XXX	XXX	XXX	XXX	XXX	38,151	43,034	43,400	43,277	43,241	(36)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	49,422	53,046	53,115	53,074	(41)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,527	22,422	22,508	86
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22,067	23,032	965
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,888	17,888
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,864
13. Earned Prems.(P-Pt 1)	5,671	5,720	20,410	26,098	29,639	39,495	55,203	25,289	22,802	18,864	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior	66	10	(49)	(2)				2			
2. 1995	17,387	17,419	17,367	17,364	17,364	17,364	17,364	17,364	17,364	17,364	
3. 1996	XXX	15,278	15,296	15,285	15,285	15,285	15,285	15,285	15,285	15,285	
4. 1997	XXX	XXX	8,925	9,226	9,216	9,215	9,215	9,215	9,215	9,215	
5. 1998	XXX	XXX	XXX	10,934	11,485	11,470	11,483	11,476	11,476	11,476	
6. 1999	XXX	XXX	XXX	XXX	16,222	17,487	17,429	17,416	17,415	17,415	
7. 2000	XXX	XXX	XXX	XXX	XXX	26,618	27,527	27,512	27,506	27,506	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	30,928	30,975	31,008	30,968	(40)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22,161	22,492	22,259	(233)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22,864	23,205	341
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	47,183	47,183
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	47,251
13. Earned Prems.(P-Pt 1)	17,452	15,320	8,843	11,219	16,763	27,867	31,792	22,175	23,221	47,251	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior	36	6	(26)					1			
2. 1995	6,748	6,665	6,632	6,632	6,632	6,632	6,632	6,632	6,632	6,632	
3. 1996	XXX	7,413	7,420	7,415	7,415	7,415	7,415	7,415	7,415	7,415	
4. 1997	XXX	XXX	3,510	3,690	3,689	3,689	3,689	3,689	3,689	3,689	
5. 1998	XXX	XXX	XXX	6,126	6,261	6,244	6,253	6,249	6,249	6,249	
6. 1999	XXX	XXX	XXX	XXX	8,625	9,242	9,240	9,235	9,235	9,235	
7. 2000	XXX	XXX	XXX	XXX	XXX	15,369	15,515	15,530	15,527	15,527	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	9,441	9,430	9,450	9,444	(6)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,448	7,529	7,491	(38)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,799	7,921	122
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,476	17,476
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,554
13. Earned Prems.(P-Pt 1)	6,678	7,336	3,458	6,301	8,759	15,969	9,594	7,444	7,897	17,554	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior	(31)	(11)		2							
2. 1995	4,019	3,995	3,993	3,993	3,993	3,993	3,993	3,993	3,993	3,993	
3. 1996	XXX	3,570	3,555	3,542	3,542	3,542	3,542	3,542	3,542	3,542	
4. 1997	XXX	XXX	5,127	5,754	5,754	5,752	5,773	5,774	5,772	5,772	
5. 1998	XXX	XXX	XXX	8,376	8,600	8,605	8,612	8,624	8,623	8,624	1
6. 1999	XXX	XXX	XXX	XXX	11,547	12,227	12,263	12,318	12,319	12,326	7
7. 2000	XXX	XXX	XXX	XXX	XXX	12,463	13,144	13,141	13,126	13,138	12
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	10,774	10,951	10,963	10,980	17
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,392	4,269	4,292	23
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,786	4,888	102
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,649	4,649
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,811
13. Earned Prems.(P-Pt 1)	3,580	3,536	5,109	8,992	11,771	13,146	11,518	4,634	4,658	4,811	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior	(16)	(5)									
2. 1995	1,857	1,844	1,843	1,843	1,843	1,843	1,843	1,843	1,843	1,843	
3. 1996	XXX	1,096	1,086	1,083	1,083	1,083	1,083	1,083	1,083	1,083	
4. 1997	XXX	XXX	1,468	1,574	1,576	1,576	1,592	1,592	1,592	1,592	
5. 1998	XXX	XXX	XXX	434	547	540	546	547	547	548	1
6. 1999	XXX	XXX	XXX	XXX	4,478	4,914	4,921	4,926	4,926	4,930	4
7. 2000	XXX	XXX	XXX	XXX	XXX	6,304	6,498	6,500	6,498	6,506	8
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	4,001	4,043	4,046	4,058	12
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,617	1,584	1,597	13
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,446	1,497	51
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,041	2,041
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,130
13. Earned Prems.(P-Pt 1)	1,576	1,079	1,457	537	4,593	6,733	4,223	1,667	1,414	2,130	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	(92)	3		(6)		1	(1)				
2. 1995	5,161	5,114	5,114	5,114	5,114	5,114	5,114	5,114	5,114	5,114	
3. 1996	XXX	6,124	6,060	6,059	6,059	6,059	6,059	6,059	6,059	6,059	
4. 1997	XXX	XXX	5,850	5,804	5,805	5,805	5,805	5,805	5,805	5,805	
5. 1998	XXX	XXX	XXX	5,699	5,377	5,377	5,376	5,376	5,376	5,376	
6. 1999	XXX	XXX	XXX	XXX	6,946	6,598	6,594	6,594	6,594	6,594	
7. 2000	XXX	XXX	XXX	XXX	XXX	8,634	8,697	8,751	8,675	8,675	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	9,694	9,781	9,740	9,740	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,168	4,008	4,008	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	319	323	4
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	591	591
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	595
13. Earned Prems.(P-Pt 1)	5,477	6,079	5,786	5,646	6,625	8,286	9,751	4,309	42	595	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	(19)					1	(1)				
2. 1995	895	884	884	884	884	884	884	884	884	884	
3. 1996	XXX	1,370	1,389	1,389	1,389	1,389	1,389	1,389	1,389	1,389	
4. 1997	XXX	XXX	1,086	1,114	1,114	1,114	1,113	1,113	1,113	1,113	
5. 1998	XXX	XXX	XXX	972	887	887	885	885	885	885	
6. 1999	XXX	XXX	XXX	XXX	1,149	928	923	923	923	923	
7. 2000	XXX	XXX	XXX	XXX	XXX	2,913	2,845	2,895	2,819	2,819	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	4,406	4,564	4,523	4,523	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,443	2,282	2,282	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	368	371	3
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	489	489
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	492
13. Earned Prems.(P-Pt 1)	1,142	1,359	1,105	1,000	1,064	2,693	4,327	2,651	89	492	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior											
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior											
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior										0	
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior										0	
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior										0	
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,238	5,238	5,238	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,907	2,907	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,191	4,191
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,191
13. Earned Prems.(P-Pt.1)						6,607	5,106	5,238	2,907	4,191	XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior										0	
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	10	12									
2. 1995	509	600	590	590	590	590	590	590	590	590	
3. 1996	XXX	416	443	456	456	456	456	456	456	456	
4. 1997	XXX	XXX	271	342	335	335	342	342	342	342	
5. 1998	XXX	XXX	XXX	317	300	291	297	297	297	297	
6. 1999	XXX	XXX	XXX	XXX	222	112	113	113	113	113	
7. 2000	XXX	XXX	XXX	XXX	XXX	197	172	172	172	172	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	139	137	137	129	(8)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	51	49	(2)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125	127	2
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	105	105
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97
13. Earned Prems.(P-Pt 1)	503	518	288	401	198	78	128	51	124	97	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	9	10									
2. 1995	456	538	528	528	528	528	528	528	528	528	
3. 1996	XXX	290	321	325	325	325	325	325	325	325	
4. 1997	XXX	XXX	223	283	277	277	284	284	284	284	
5. 1998	XXX	XXX	XXX	265	248	245	251	251	251	251	
6. 1999	XXX	XXX	XXX	XXX	177	141	142	142	142	142	
7. 2000	XXX	XXX	XXX	XXX	XXX	65	61	61	61	61	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	97	95	95	94	(1)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59	59	59	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	31	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	26
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25
13. Earned Prems.(P-Pt 1)	404	381	244	329	154	26	108	57	31	25	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	30	19									
2. 1995	616	589	588	588	588	588	588	588	588	588	
3. 1996	XXX	911	893	893	893	893	893	893	893	893	
4. 1997	XXX	XXX	627	602	596	602	602	602	602	602	
5. 1998	XXX	XXX	XXX	491	371	370	370	370	370	370	
6. 1999	XXX	XXX	XXX	XXX	549	497	497	497	497	497	
7. 2000	XXX	XXX	XXX	XXX	XXX	327	316	308	308	(809)	(1,117)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	213	116	116	(1,381)	(1,497)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65	65	23	(42)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	500	444	(56)
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,231	3,231
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	519
13. Earned Prems.(P-Pt 1)	663	904	608	466	423	281	201	(40)	500	519	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	5	3									
2. 1995	160	153	153	153	153	153	153	153	153	153	
3. 1996	XXX	353	348	348	348	348	348	348	348	348	
4. 1997	XXX	XXX	233	223	217	221	221	221	221	221	
5. 1998	XXX	XXX	XXX	381	291	291	291	291	291	291	
6. 1999	XXX	XXX	XXX	XXX	220	197	197	197	197	197	
7. 2000	XXX	XXX	XXX	XXX	XXX	164	156	151	151	63	(88)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	138	78	78	1	(77)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	28	26	(2)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	87	84	(3)
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	167	167
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(3)
13. Earned Prems.(P-Pt 1)	230	350	228	371	124	144	130	(37)	87	(3)	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1995			
1.03 1996			
1.04 1997			
1.05 1998			
1.06 1999			
1.07 2000			
1.08 2001			
1.09 2002			
1.10 2003			
1.11 2004	462,562		
1.12 Totals	462,562	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

   If Yes, proper reporting must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety $35

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes which have occurred which must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting, other expense payments and reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method used in prior annual statements.
2) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002.
Effective 4/01/04 the per claim retention for workers comp was increased to $350,000.
3) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business.
4) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.
5) Salvage and subrogation loss are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.
6) Effective 10/01/2000, a quota share agreement was entered into between Employers Re (ERC) and Star Insurance Company.
This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 09/30/2004.

Exhibit 28.2 Savers Property & Casualty Insurance Company's 2004 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	1		7					8	XXX
2. 1995	27,481	4,688	22,793	7,280	1,451	3,540	615	1,437	10	59	10,181	XXX
3. 1996	31,936	6,657	25,279	10,198	1,583	3,315	260	1,532	9	24	13,193	XXX
4. 1997	32,856	9,870	22,986	11,459	4,968	3,530	1,287	1,635	64	83	10,305	XXX
5. 1998	38,111	17,283	20,828	20,572	14,347	6,484	4,354	1,810	192	70	9,973	XXX
6. 1999	37,834	17,592	20,242	22,153	15,705	7,557	4,410	1,742	228	81	11,109	XXX
7. 2000	31,554	16,796	14,758	10,558	6,094	3,795	1,621	1,358	412	235	7,584	XXX
8. 2001	29,484	17,540	11,944	10,463	5,443	2,856	438	1,360	351	128	8,447	XXX
9. 2002	29,067	10,762	18,306	7,429	1,132	2,237	120	1,135	75	287	9,474	XXX
10. 2003	27,041	7,077	19,964	8,164	1,262	1,694	61	1,380	120	57	9,795	XXX
11. 2004	32,101	8,641	23,460	3,622	136	448	4	1,604	30	11	5,504	XXX
12. Totals	XXX	XXX	XXX	111,899	52,121	35,463	13,170	14,993	1,491	1,035	95,573	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	41		24	4	3		5	1	0			68	XXX
2. 1995	149	11	101	52	21	3	19	10	6			220	XXX
3. 1996	151	10	184	116	35	5	33	22	11			261	XXX
4. 1997	370	299	452	391	213	192	147	134	45	27		184	XXX
5. 1998	1,980	1,627	2,127	2,048	745	665	890	858	209	170		583	XXX
6. 1999	1,856	1,853	3,813	3,691	747	480	1,625	1,578	287	233		493	XXX
7. 2000	1,330	717	3,247	3,029	280	177	1,386	1,294	230	173		1,083	XXX
8. 2001	829	227	725	429	251	122	249	125	82			1,233	XXX
9. 2002	2,058	794	1,300	448	371	91	452	152	153			2,849	XXX
10. 2003	2,895	361	3,458	1,282	670	52	1,076	353	313			6,364	XXX
11. 2004	3,781	450	7,779	2,218	649	28	2,394	708	603			11,802	XXX
12. Totals	15,440	6,349	23,210	13,708	3,985	1,815	8,276	5,235	1,939	603	0	25,140	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	61	7
2. 1995	12,553	2,152	10,401	45.7	45.9	45.6				187	33
3. 1996	15,459	2,005	13,454	48.4	30.1	53.2				209	52
4. 1997	17,851	7,362	10,489	54.3	74.6	45.6				132	52
5. 1998	34,817	24,261	10,556	91.4	140.4	50.7				432	151
6. 1999	39,780	28,178	11,602	105.1	160.2	57.3				125	368
7. 2000	22,184	13,517	8,667	70.3	80.5	58.7				831	252
8. 2001	16,815	7,135	9,680	57.0	40.7	81.0				898	335
9. 2002	15,135	2,812	12,323	52.1	26.1	67.3				2,116	733
10. 2003	19,650	3,491	16,159	72.7	49.3	80.9				4,710	1,654
11. 2004	20,880	3,574	17,306	65.0	41.4	73.8				8,892	2,910
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	18,593	6,547

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	5,812	6,195	6,663	6,832	6,719	6,561	6,072	6,020	5,963	5,973	11	(47)
2. 1995	10,235	8,587	8,423	8,615	9,338	9,167	8,996	9,006	8,881	8,968	87	(38)
3. 1996	XXX	12,119	11,787	11,948	11,817	11,691	11,702	12,046	11,971	11,920	(51)	(126)
4. 1997	XXX	XXX	8,940	9,534	9,381	8,763	9,294	9,137	8,988	8,900	(88)	(237)
5. 1998	XXX	XXX	XXX	7,637	8,162	10,271	8,501	8,410	8,377	8,899	522	489
6. 1999	XXX	XXX	XXX	XXX	8,080	8,997	8,748	9,430	9,691	10,034	343	604
7. 2000	XXX	XXX	XXX	XXX	XXX	7,632	7,246	7,393	7,405	7,664	259	271
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	8,301	7,828	8,526	8,589	63	761
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,729	11,339	11,110	(229)	(619)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,896	14,586	690	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,129	XXX	XXX
										12. Totals	1,606	1,058

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004		
1. Prior	000	2,920	4,384	5,494	5,913	5,848	5,980	5,879	5,898	5,906	XXX	XXX
2. 1995	2,088	4,396	6,103	7,119	7,937	8,523	8,692	8,613	8,689	8,754	XXX	XXX
3. 1996	XXX	4,585	7,085	9,068	10,087	10,638	11,072	11,393	11,487	11,670	XXX	XXX
4. 1997	XXX	XXX	2,393	5,313	6,832	7,532	8,254	8,547	8,798	8,734	XXX	XXX
5. 1998	XXX	XXX	XXX	2,013	3,936	5,784	6,768	7,406	7,869	8,355	XXX	XXX
6. 1999	XXX	XXX	XXX	XXX	1,884	4,280	5,876	7,925	8,928	9,595	XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX	1,658	3,751	5,228	6,076	6,638	XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,759	4,037	6,190	7,438	XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,960	6,451	8,414	XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,344	8,535	XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,930	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	2,745	1,079	715	476	288	128	29	32	2	23
2. 1995	5,945	2,324	944	463	786	132	202	140	22	58
3. 1996	XXX	4,596	2,216	1,021	778	407	251	197	62	79
4. 1997	XXX	XXX	4,517	2,497	1,301	500	373	148	84	74
5. 1998	XXX	XXX	XXX	4,095	2,108	3,316	628	291	85	111
6. 1999	XXX	XXX	XXX	XXX	3,857	2,164	1,084	444	225	169
7. 2000	XXX	XXX	XXX	XXX	XXX	4,173	1,841	759	338	310
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	3,999	1,545	705	420
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,197	2,044	1,152
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,136	2,899
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,247

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	69	15	54	6		1		2			9	7
3. 1996	283	42	241	130		96		12			238	26
4. 1997	127	17	110	78		46		4			128	17
5. 1998	68	39	29	43	37	10	10	6	1		11	15
6. 1999	708	683	25	1,034	984	195	195	35	21		64	208
7. 2000	300	267	33	201	163	50	44	27	23		48	60
8. 2001	35	7	28	6				3	3		6	7
9. 2002	523	61	462	65		2	1	13		180	79	37
10. 2003	572	105	467	733	423	34	30	1		1	315	45
11. 2004	8	1	7								0	
12. Totals	XXX	XXX	XXX	2,296	1,607	434	280	103	48	181	898	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998												0	
6. 1999	-	-	12	12			2	2				0	1
7. 2000	100	100	5	5	12	12	1	1	4	4		0	1
8. 2001	-	-	-	-	-	-	-	-	-	-		0	-
9. 2002	-	-	6		-	-	1			-		7	-
10. 2003	117	-	208	154	1	1	42	31	13	-		195	12
11. 2004	-	-	2	1	-	-	1			-		2	-
12. Totals	217	100	233	172	13	13	47	34	17	4	0	204	14

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	9	0	9	13.0	0.0	16.7				0	0
3. 1996	238	0	238	84.1	0.0	98.8				0	0
4. 1997	128	0	128	100.8	0.0	116.4				0	0
5. 1998	59	48	11	86.8	123.1	37.9				0	0
6. 1999	1,278	1,214	64	180.5	177.7	256.0				0	0
7. 2000	400	352	48	133.3	131.8	145.5				0	0
8. 2001	9	3	6	25.7	42.9	21.4				0	0
9. 2002	87	1	86	16.6	1.6	18.6				6	1
10. 2003	1,149	639	510	200.9	608.6	109.2				171	24
11. 2004	3	1	2	36.3	100.0	27.1				1	1
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	178	26

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	3							3	XXX
2. 1995	11,561	544	11,017	2,940	7	874	6	960	4		4,757	1,011
3. 1996	15,871	3,409	12,462	5,251	1,041	1,002	109	1,154	6		6,251	1,622
4. 1997	14,950	5,221	9,729	5,355	1,636	733	181	1,035	31	8	5,275	1,648
5. 1998	11,132	4,917	6,215	4,335	2,141	601	259	730	20		3,246	1,228
6. 1999	7,293	4,164	3,129	1,808	946	270	152	397	27		1,350	627
7. 2000	6,575	3,690	2,885	1,849	1,098	239	168	230	55		997	664
8. 2001	8,890	6,765	2,125	3,096	2,333	343	295	474	165		1,120	1,101
9. 2002	10,201	2,632	7,568	2,646	572	864	68	398	(62)		3,330	928
10. 2003	9,959	3,229	6,730	2,646	515	828	23	685			3,621	727
11. 2004	9,453	2,505	6,948	881	136	(41)	4	783			1,483	435
12. Totals	XXX	XXX	XXX	30,810	10,425	5,713	1,265	6,846	246	8	31,433	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	41	-	21	2	-	-	4	1	0	-		63	-
2. 1995	149	11	97	50	21	3	17	9	6	-		217	1
3. 1996	151	10	180	115	35	5	32	21	11	-		258	4
4. 1997	50	24	189	138	15	5	34	25	12	-		108	2
5. 1998	232	102	110	103	35	15	20	18	18	-		177	10
6. 1999	25	9	61	45	9	4	11	8	4	-		44	4
7. 2000	198	172	36	19	36	21	6	3	13	-		74	8
8. 2001	351	227	105	109	110	122	19	19	28	-		136	22
9. 2002	743	262	260	28	90	91	46	5	38	-		791	32
10. 2003	1,722	251	1,061	395	223	51	190	71	121	-		2,549	59
11. 2004	1,346	200	3,118	627	139	28	558	112	188			4,382	192
12. Totals	5,008	1,268	5,238	1,631	713	345	937	292	439	0	0	8,799	334

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	60	3
2. 1995	5,064	90	4,974	43.8	16.5	45.1				185	32
3. 1996	7,816	1,307	6,509	49.2	38.3	52.2				206	52
4. 1997	7,423	2,040	5,383	49.7	39.1	55.3				77	31
5. 1998	6,081	2,658	3,423	54.6	54.1	55.1				137	40
6. 1999	2,585	1,191	1,394	35.4	28.6	44.6				32	12
7. 2000	2,607	1,536	1,071	39.7	41.6	37.1				43	31
8. 2001	4,526	3,270	1,256	50.9	48.3	59.1				120	16
9. 2002	5,085	964	4,121	49.9	36.6	54.4				713	78
10. 2003	7,476	1,306	6,170	75.1	40.4	91.7				2,137	412
11. 2004	6,972	1,107	5,865	73.8	44.2	84.4				3,637	745
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	7,347	1,452

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	6,357	1,360	4,997	1,837	115	645	7	216	6	48	2,570	847
3. 1996	6,455	1,338	5,117	1,690	50	554	2	221	3	23	2,410	893
4. 1997	8,898	3,083	5,815	5,258	3,285	1,623	921	478	33	73	3,120	1,146
5. 1998	16,152	10,179	5,973	14,189	11,643	4,226	3,770	780	171	67	3,611	1,928
6. 1999	17,908	10,340	7,568	15,193	12,521	4,089	3,400	869	180	80	4,050	2,018
7. 2000	13,720	7,180	6,540	7,174	4,722	2,043	1,340	694	334	213	3,515	1,709
8. 2001	10,614	5,957	4,657	6,134	2,910	908	105	522	183	128	4,366	1,556
9. 2002	12,268	3,799	8,469	4,346	489	659	25	489	137	107	4,843	1,306
10. 2003	14,560	3,807	10,753	4,743	324	761	8	590	120	55	5,642	1,272
11. 2004	17,600	3,487	14,113	2,708		266		588	30	11	3,532	1,156
12. Totals	XXX	XXX	XXX	63,272	36,059	15,774	9,578	5,447	1,197	805	37,659	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			2	1			1		0			2	
2. 1995	-	-	3	1	-	-	1			-		3	
3. 1996	-	-	3	1	-	-	1	1		-		2	
4. 1997	280	275	216	210	170	169	93	91	27	27		14	22
5. 1998	1,288	1,253	1,971	1,915	668	650	851	827	170	170		133	66
6. 1999	1,217	1,093	3,636	3,542	510	471	1,568	1,528	248	233		312	71
7. 2000	756	445	3,059	2,961	217	144	1,314	1,272	191	169		546	30
8. 2001	412		333	180	124	-	106	44	34	-		785	28
9. 2002	1,296	532	807	363	161	-	304	121	96	-		1,648	46
10. 2003	1,056	110	2,008	615	415	-	764	200	167	-		3,485	79
11. 2004	2,410	250	3,618	1,055	265	-	1,380	364	335	-		6,339	264
12. Totals	8,715	3,958	15,656	10,844	2,530	1,434	6,383	4,448	1,268	599	0	13,269	606

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	1
2. 1995	2,702	129	2,573	42.5	9.5	51.5				2	1
3. 1996	2,469	57	2,412	38.2	4.3	47.1				2	0
4. 1997	8,145	5,011	3,134	91.5	162.5	53.9				11	3
5. 1998	24,143	20,399	3,744	149.5	200.4	62.7				91	42
6. 1999	27,330	22,968	4,362	152.6	222.1	57.6				218	94
7. 2000	15,448	11,387	4,061	112.6	158.6	62.1				409	137
8. 2001	8,573	3,422	5,151	80.8	57.4	110.6				565	220
9. 2002	8,158	1,667	6,491	66.5	43.9	76.6				1,208	440
10. 2003	10,504	1,377	9,127	72.1	36.2	84.9				2,339	1,146
11. 2004	11,570	1,699	9,871	65.7	48.7	69.9				4,723	1,616
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	9,569	3,700

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	643	506	137	153	220	85	68	16			(34)	8
3. 1996	568	258	310	77	7	109	29	13			163	11
4. 1997	155	63	92			3	1	3			5	2
5. 1998	94	38	56	33	8			1			26	3
6. 1999	60	28	32					2			2	
7. 2000	87	25	62	100		24	2	3			125	2
8. 2001	51		51								0	
9. 2002	53		53								0	
10. 2003	52		52								0	
11. 2004	52	-	52								0	
12. Totals	XXX	XXX	XXX	363	235	221	100	38	0	0	287	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997	-	-			-	-						0	
5. 1998	-	-		1	-	-						(1)	
6. 1999	-	-			-	-						0	
7. 2000	-	-	8	(7)	-	-	4	(4)	1			24	
8. 2001	-	-	1		-	-						1	
9. 2002	-	-	3		-	-	2					5	
10. 2003	-	-	8	1	-	-	5		1			13	
11. 2004	-	-	19		-	-	11		3			33	
12. Totals	0	0	39	(5)	0	0	22	(4)	5	0	0	75	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	254	288	(34)	39.5	56.9	(24.8)				0	0
3. 1996	199	36	163	35.0	14.0	52.6				0	0
4. 1997	6	1	5	3.9	1.6	5.4				0	0
5. 1998	34	9	25	36.2	23.7	44.6				(1)	0
6. 1999	2	0	2	3.3	0.0	6.3				0	0
7. 2000	140	(9)	149	160.8	(36.0)	240.2				15	9
8. 2001	1	0	1	2.0	0.0	2.0				1	0
9. 2002	5	0	5	9.4	0.0	9.4				3	2
10. 2003	14	1	13	26.9	0.0	25.0				7	6
11. 2004	33	0	33	63.5	0.0	63.5				19	14
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	44	31

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	413	310	103	70	56	16	13	8			25	12
3. 1996	421	310	111	15	13	13	8	12			19	14
4. 1997	401	295	106	74	18	5	2	10			69	15
5. 1998	395	253	142	132	112	19	15	10			34	11
6. 1999	281	164	117	170	85	54	35	12			116	6
7. 2000	241	120	121	160	92	89	57	7			107	4
8. 2001	287	157	130	117	61	68	38	5			91	7
9. 2002	159	78	81	60	71	48	26	8			19	7
10. 2003	69	10	59					2			2	
11. 2004	39	23	16					2			2	
12. Totals	XXX	XXX	XXX	798	508	312	194	76	0	0	484	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997	-	-	-	-	-	-	-	-	-	-		0	
5. 1998	-	-	-	-	-	-	-	-	-	-		0	
6. 1999	-	-	3	2	-	-	1	1		-		1	
7. 2000	-	-	3	2	-	-	2	1		-		2	
8. 2001	-	-	5	3	-	-	3	2		-		3	
9. 2002	-	-	12	11	-	-	7	6	1	-		3	
10. 2003	-	-	3	1	-	-	1	1	1	-		3	
11. 2004	-	-	16	10	-	-	10	6	1	-		11	
12. Totals	0	0	42	29	0	0	24	17	3	0	0	23	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	94	69	25	22.8	22.3	24.3				0	0
3. 1996	40	21	19	9.5	6.8	17.1				0	0
4. 1997	89	20	69	22.2	6.8	65.1				0	0
5. 1998	161	127	34	40.8	50.2	23.9				0	0
6. 1999	240	123	117	85.4	75.0	100.0				1	0
7. 2000	261	152	109	108.3	126.7	90.1				1	1
8. 2001	198	104	94	69.0	66.2	72.3				2	1
9. 2002	136	114	22	85.3	146.2	27.0				1	2
10. 2003	7	2	5	10.1	20.0	8.5				2	1
11. 2004	29	16	13	74.4	69.6	81.3				6	5
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	13	10

SCHEDULE P - PART 1G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995			0								0	XXX
3. 1996			0								0	XXX
4. 1997			0								0	XXX
5. 1998			0								0	XXX
6. 1999			0								0	XXX
7. 2000			0								0	XXX
8. 2001			0								0	XXX
9. 2002			0								0	XXX
10. 2003			0								0	XXX
11. 2004			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998												0	
6. 1999												0	
7. 2000												0	
8. 2001												0	
9. 2002												0	
10. 2003												0	
11. 2004												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	0	0	0	0.0	0.0	0.0				0	0
3. 1996	0	0	0	0.0	0.0	0.0				0	0
4. 1997	0	0	0	0.0	0.0	0.0				0	0
5. 1998	0	0	0	0.0	0.0	0.0				0	0
6. 1999	0	0	0	0.0	0.0	0.0				0	0
7. 2000	0	0	0	0.0	0.0	0.0				0	0
8. 2001	0	0	0	0.0	0.0	0.0				0	0
9. 2002	0	0	0	0.0	0.0	0.0				0	0
10. 2003	0	0	0	0.0	0.0	0.0				0	0
11. 2004	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(2)		7					5	XXX
2. 1995	1,258	595	663	965	629	578	222	132		10	824	398
3. 1996	1,986	153	1,833	15		139	3	36			187	192
4. 1997	1,540	272	1,268	49	17	175	7	30			230	223
5. 1998	2,673	778	1,895	266	67	542	104	89			726	248
6. 1999	3,126	877	2,249	580	134	739	90	144			1,239	232
7. 2000	2,845	1,663	1,182	416		198	1	160			773	194
8. 2001	2,268	1,159	1,109	160	131	347		132			508	186
9. 2002	1,908	2,060	(152)			92		76			168	134
10. 2003	961	(69)	1,030	39		12		35			86	60
11. 2004	2,427	1,531	896	23		57		46			126	156
12. Totals	XXX	XXX	XXX	2,511	978	2,886	427	880	0	10	4,872	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			1	1	3		0	1	0			3	2
2. 1995	-	-	1	1	-	-	1	1		-		0	-
3. 1996	-	-	1		-	-				-		1	-
4. 1997	-	-	1	1	-	-				-		0	-
5. 1998	460	272	3	1	42	-	1	1	18	-		250	4
6. 1999	614	751	36	25	228	5	15	11	31	-		132	21
7. 2000	101	-	43	14	1	-	19	6	6	-		150	3
8. 2001	1	-	63	29	1	-	27	13	3	-		53	1
9. 2002	3	-	55	29	5	-	24	12	2	-		48	5
10. 2003	-	-	78	66	10	-	34	28	3	-		31	4
11. 2004	12	-	520	287	68	-	225	124	36	-		450	48
12. Totals	1,191	1,023	802	454	358	5	346	197	99	0	0	1,118	88

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	(0)	3
2. 1995	1,677	853	824	133.3	143.4	124.3				0	0
3. 1996	191	3	188	9.6	2.0	10.3				1	0
4. 1997	255	25	230	16.6	9.2	18.1				0	0
5. 1998	1,421	445	976	53.2	57.2	51.5				190	60
6. 1999	2,387	1,016	1,371	76.4	115.8	61.0				(126)	258
7. 2000	944	21	923	33.2	1.3	78.1				130	20
8. 2001	734	173	561	32.4	14.9	50.6				35	18
9. 2002	257	41	216	13.5	2.0	(142.0)				29	19
10. 2003	211	94	117	22.0	(136.2)	11.4				12	19
11. 2004	987	411	576	40.7	26.8	64.3				245	205
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	516	602

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	5,892	675	5,217	865	122	1,306	296	88		10	1,841	138
3. 1996	5,205	601	4,604	976	284	912	109	58			1,553	227
4. 1997	6,175	751	5,424	634	12	941	175	72			1,460	192
5. 1998	7,027	932	6,095	1,531	339	1,077	196	184			2,257	213
6. 1999	7,824	1,218	6,606	3,217	1,035	2,208	538	274			4,126	265
7. 2000	7,261	3,761	3,500	536	19	1,150	9	235		10	1,893	202
8. 2001	6,993	3,428	3,565	908	8	1,153		214			2,267	204
9. 2002	3,652	2,104	1,549	307		572		150			1,029	135
10. 2003	658	(44)	702			59		61			120	35
11. 2004	2,305	1,063	1,242			166		181			347	136
12. Totals	XXX	XXX	XXX	8,974	1,819	9,544	1,323	1,517	0	20	16,893	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995	-	-		-	-	-			-	-		0	-
3. 1996	-	-			-	-			-	-		0	-
4. 1997	40	-	46	42	28	18	20	18	6	-		62	2
5. 1998	-	-	43	28			18	12	3	-		24	1
6. 1999	-	-	65	65	-	-	28	28	4	-		4	-
7. 2000	175	-	93	35	14	-	40	15	15	-		287	3
8. 2001	65	-	213	106	16	-	92	46	17	-		251	6
9. 2002	16	-	157	17	115	-	68	8	16	-		347	7
10. 2003	-	-	87	46	21	-	38	20	7	-		87	6
11. 2004	13	-	443	225	177	-	191	97	37	-		539	48
12. Totals	309	0	1,147	564	371	18	495	244	105	0	0	1,601	73

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	2,259	418	1,841	38.3	61.9	35.3				0	0
3. 1996	1,946	393	1,553	37.4	65.4	33.7				0	0
4. 1997	1,787	265	1,522	28.9	35.3	28.1				44	18
5. 1998	2,856	575	2,281	40.6	61.7	37.4				15	9
6. 1999	5,796	1,666	4,130	74.1	136.8	62.5				0	4
7. 2000	2,258	78	2,180	31.1	2.1	62.3				233	54
8. 2001	2,678	160	2,518	38.3	4.7	70.6				172	79
9. 2002	1,401	25	1,376	38.4	1.2	88.9				156	191
10. 2003	273	66	207	41.5	(150.0)	29.5				41	46
11. 2004	1,208	322	886	52.4	30.3	71.3				231	308
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	892	709

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX			8					8	XXX
2. 2003	37	12	25	3				2			5	XXX
3. 2004	33	3	30	8							8	XXX
4. Totals	XXX	XXX	XXX	11	0	8	0	2	0	0	21	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2003		-				-				-		0	
3. 2004		-	1	1	-	-				-		0	1
4. Totals	0	0	1	1	0	0	0	0	0	0	0	0	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2003	5	0	5	13.2	0.0	19.6				0	0
3. 2004	9	1	8	27.3	33.3	26.7				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2003		-	0							1	0	3
3. 2004	7	1	6	1							1	1
4. Totals	XXX	XXX	XXX	1	0	0	0	0	0	1	1	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2003												0	
3. 2004												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2003	0	0	0	0.0	0.0	0.0				0	0
3. 2004	1	0	1	14.3	0.0	16.7				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

Sch. P-Pt. 1K
NONE

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

Sch. P-Pt. 1O
NONE

Sch. P-Pt. 1P
NONE

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	1	1	0								0	
3. 1996	513	181	332			6		8			14	2
4. 1997	522	162	360								0	
5. 1998	508	142	366			9		1			10	1
6. 1999	511	110	401					6			6	
7. 2000	383	88	295								0	
8. 2001	291	67	224	40		37		9			86	1
9. 2002	191	24	167								0	
10. 2003	162	25	137					4			4	1
11. 2004	177	27	150	1				4			5	1
12. Totals	XXX	XXX	XXX	41	0	52	0	32	0	0	125	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998	-	-			-	-						0	
6. 1999	-	-	-	-	-	-	-	-	-			0	
7. 2000	-	-			-	-						0	
8. 2001	-	-	5	2	-	-	2	1				4	
9. 2002	-	-			-	-						0	
10. 2003	-	-	5	4	-	-	2	2				1	
11. 2004	-	-	42	12	-	-	18	5	3			46	
12. Totals	0	0	52	18	0	0	22	8	3	0	0	51	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	0	0	0	0.0	0.0	0.0				0	0
3. 1996	14	0	14	2.7	0.0	4.2				0	0
4. 1997	0	0	0	0.0	0.0	0.0				0	0
5. 1998	10	0	10	2.0	0.0	2.7				0	0
6. 1999	6	0	6	1.2	0.0	1.5				0	0
7. 2000	0	0	0	0.0	0.0	0.0				0	0
8. 2001	93	3	90	32.0	4.5	40.2				3	1
9. 2002	0	0	0	0.0	0.0	0.0				0	0
10. 2003	11	6	5	6.8	24.0	3.6				1	0
11. 2004	68	17	51	38.4	63.0	34.0				30	16
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	34	17

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	626	237	389	3	5	34	3	12			41	1
3. 1996	91	35	56	175	15	78		8			246	2
4. 1997	14	4	10			3		2			5	1
5. 1998	9	2	7					1			1	
6. 1999	8	3	5								0	
7. 2000	11	2	9								0	
8. 2001			0								0	
9. 2002			0								0	
10. 2003	11	2	9								0	
11. 2004			0								0	
12. Totals	XXX	XXX	XXX	178	20	115	3	23	0	0	293	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998												0	
6. 1999												0	
7. 2000												0	
8. 2001												0	
9. 2002												0	
10. 2003												0	
11. 2004												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	49	8	41	7.8	3.4	10.5				0	0
3. 1996	261	15	246	286.8	42.9	439.3				0	0
4. 1997	5	0	5	35.7	0.0	50.0				0	0
5. 1998	1	0	1	11.1	0.0	14.3				0	0
6. 1999	0	0	0	0.0	0.0	0.0				0	0
7. 2000	0	0	0	0.0	0.0	0.0				0	0
8. 2001	0	0	0	0.0	0.0	0.0				0	0
9. 2002	0	0	0	0.0	0.0	0.0				0	0
10. 2003	0	0	0	0.0	0.0	0.0				0	0
11. 2004	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported- Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2003			0								0	XXX
3. 2004			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
1. Prior												0	
2. 2003												0	
3. 2004												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2003	0	0	0	0.0	0.0	0.0				0	0
3. 2004	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 One Year	12 Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	5										0	0
2. 1995	26	13	7	7	8	7	7	7	7	7	0	0
3. 1996	XXX	87	194	228	236	227	227	227	226	226	0	(1)
4. 1997	XXX	XXX	90	98	131	127	128	124	124	124	0	0
5. 1998	XXX	XXX	XXX	16	6	5	7	5	6	6	0	1
6. 1999	XXX	XXX	XXX	XXX	55	51	50	51	50	50	(0)	(1)
7. 2000	XXX	XXX	XXX	XXX	XXX	21	30	44	44	44	0	(0)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	12	10	7	6	(1)	(4)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	167	89	73	(16)	(94)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	448	496	48	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	XXX	XXX
										12. Totals	31	(100)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	677	536	505	490	488	501	467	518	489	512	24	(6)
2. 1995	5,115	4,280	3,877	3,912	4,149	3,968	3,918	4,065	3,929	4,012	83	(53)
3. 1996	XXX	5,082	5,015	5,085	5,302	5,129	5,106	5,418	5,364	5,350	(14)	(68)
4. 1997	XXX	XXX	3,784	4,489	4,910	4,487	4,682	4,646	4,480	4,367	(113)	(279)
5. 1998	XXX	XXX	XXX	1,885	2,651	2,598	2,676	2,562	2,603	2,695	92	133
6. 1999	XXX	XXX	XXX	XXX	1,238	1,409	1,148	1,005	1,042	1,020	(22)	15
7. 2000	XXX	XXX	XXX	XXX	XXX	1,022	1,133	969	888	883	(5)	(86)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,234	1,079	1,002	919	(83)	(160)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,625	3,552	3,623	71	(2)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,318	5,364	46	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,894	XXX	XXX
										12. Totals	79	(507)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	1,816	1,941	1,890	1,951	1,933	1,859	1,818	1,813	1,810	1,810	0	(3)
2. 1995	2,780	2,335	2,287	2,295	2,380	2,385	2,370	2,366	2,376	2,363	(13)	(3)
3. 1996	XXX	3,072	2,437	2,319	2,279	2,212	2,240	2,234	2,212	2,194	(18)	(40)
4. 1997	XXX	XXX	2,940	2,711	2,538	2,592	2,751	2,743	2,699	2,689	(10)	(54)
5. 1998	XXX	XXX	XXX	2,870	2,745	2,963	3,017	2,986	3,020	3,135	115	149
6. 1999	XXX	XXX	XXX	XXX	3,075	2,923	2,819	3,206	3,402	3,658	256	452
7. 2000	XXX	XXX	XXX	XXX	XXX	3,407	3,271	3,229	3,515	3,679	164	450
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	4,364	3,917	4,759	4,778	19	861
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,024	6,019	6,043	24	19
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,485	8,490	1,005	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,978	XXX	XXX
										12. Totals	1,542	1,830

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	315	338	359	357	358	397	313	218	218	218	0	(0)
2. 1995	108	66	45	30	53	54	50	(50)	(57)	(50)	7	0
3. 1996	XXX	205	177	132	144	161	150	160	153	150	(3)	(10)
4. 1997	XXX	XXX	69	51	18	16	4	2	2	2	(0)	0
5. 1998	XXX	XXX	XXX	34	55	52	31	26	27	24	(3)	(2)
6. 1999	XXX	XXX	XXX	XXX	23	24	8	3	0		(0)	(3)
7. 2000	XXX	XXX	XXX	XXX	XXX	47	94	130	136	145	9	15
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	28	15	8	1	(7)	(14)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29	17	5	(12)	(24)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	12	(14)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	XXX	XXX
										12. Totals	(23)	(39)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	34	18	18	18	18	18	18	18	18	18	0	0
2. 1995	27	14	26	17	17	17	17	17	17	17	0	0
3. 1996	XXX	61	11	7	7	7	7	7	7	7	0	0
4. 1997	XXX	XXX	84	62	59	59	59	60	59	59	(0)	(1)
5. 1998	XXX	XXX	XXX	46	17	26	25	24	24	24	(0)	(0)
6. 1999	XXX	XXX	XXX	XXX	36	82	83	104	107	105	(2)	1
7. 2000	XXX	XXX	XXX	XXX	XXX	78	74	96	100	102	2	6
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	111	116	88	89	1	(27)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	61	13	(48)	(40)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	2	(26)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	XXX	XXX
										12. Totals	(73)	(62)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	1,504	1,491	1,172	1,190	1,179	1,071	1,078	1,077	1,042	1,029	(13)	(48)
2. 1995	587	442	435	482	752	819	719	712	710	692	(18)	(20)
3. 1996	XXX	341	237	259	185	281	151	151	152	152	0	1
4. 1997	XXX	XXX	367	419	307	330	282	201	201	200	(1)	(1)
5. 1998	XXX	XXX	XXX	724	753	3,183	839	891	856	869	13	(22)
6. 1999	XXX	XXX	XXX	XXX	678	725	986	963	1,007	1,196	189	233
7. 2000	XXX	XXX	XXX	XXX	XXX	708	536	761	670	757	87	(4)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	403	364	333	426	93	62
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	370	216	138	(78)	(232)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	460	79	(381)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	494	XXX	XXX
										12. Totals	(107)	(32)

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	1,508	1,851	2,737	2,830	2,742	2,714	2,574	2,571	2,572	2,572	0	1
2. 1995	1,358	1,269	1,577	1,709	1,809	1,744	1,737	1,716	1,726	1,753	27	37
3. 1996	XXX	1,235	1,657	1,908	1,572	1,502	1,527	1,515	1,495	1,495	0	(20)
4. 1997	XXX	XXX	1,391	1,621	1,382	1,126	1,370	1,342	1,408	1,444	36	102
5. 1998	XXX	XXX	XXX	1,888	1,821	1,374	1,824	1,854	1,788	2,094	306	240
6. 1999	XXX	XXX	XXX	XXX	2,714	3,573	3,480	3,943	3,930	3,852	(78)	(91)
7. 2000	XXX	XXX	XXX	XXX	XXX	2,166	1,961	2,029	1,929	1,930	1	(99)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2,104	2,309	2,309	2,287	(22)	(22)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,401	1,374	1,210	(164)	(191)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	99	139	40	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	668	XXX	XXX
										12. Totals	146	(43)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	36	27	(9)	5
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	3	(2)	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	XXX	XXX
										4. Totals	(10)	5

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11			0	(11)
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2		(2)	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	XXX	XXX
										4. Totals	(2)	(11)

SCHEDULE P - PART 2K - FIDELITY/SURETY

NONE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	3			4	2	2	2	2	2	2	0	(0)
2. 1995	1							(1)			0	1
3. 1996	XXX	113	61	11	26	8	7	8	6	6	(0)	(2)
4. 1997	XXX	XXX	121	66	21	11	5	3	0		(0)	(3)
5. 1998	XXX	XXX	XXX	124	59	27	22	18	9	9	(0)	(9)
6. 1999	XXX	XXX	XXX	XXX	116	57	21	1	0		(0)	(1)
7. 2000	XXX	XXX	XXX	XXX	XXX	63	26	5	0		(0)	(5)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	39	14	18	81	63	67
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39	7		(7)	(39)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	1	(25)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	XXX	XXX
										12. Totals	31	8

SCHEDULE P - PART 2R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	61	125	86	86	86	86	86	86	96	96	0	10
2. 1995	115	20	24	16	25	28	32	29	29	29	0	0
3. 1996	XXX	61	79	58	123	114	237	240	246	238	(8)	(2)
4. 1997	XXX	XXX	77	3	3	3	3	4	3	3	0	(1)
5. 1998	XXX	XXX	XXX	1	1			0			0	(0)
6. 1999	XXX	XXX	XXX	XXX	1		1				0	0
7. 2000	XXX	XXX	XXX	XXX	XXX		2		0		(0)	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	(8)	7

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11	12
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11	12
1. Prior	000										17	13
2. 1995	3	7	7	7	7	7	7	7	7	7	5	2
3. 1996	XXX	10	37	157	225	227	227	227	226	226	20	6
4. 1997	XXX	XXX	8	60	124	124	124	124	124	124	13	4
5. 1998	XXX	XXX	XXX	4	5	5	5	5	6	6	11	4
6. 1999	XXX	XXX	XXX	XXX	48	50	50	50	50	50	102	105
7. 2000	XXX	XXX	XXX	XXX	XXX	10	13	14	44	44	23	36
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	6	6	6	6	4	3
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	66	66	28	9
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55	314	28	5
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11	12
1. Prior	000	344	390	417	428	438	442	443	446	449	21	15
2. 1995	723	2,082	2,845	3,304	3,604	3,663	3,740	3,763	3,786	3,801	675	335
3. 1996	XXX	1,201	2,753	3,693	4,272	4,543	4,688	4,858	4,919	5,103	1,123	495
4. 1997	XXX	XXX	1,002	2,518	3,366	3,817	4,185	4,370	4,359	4,271	1,127	519
5. 1998	XXX	XXX	XXX	466	1,283	1,741	2,005	2,183	2,435	2,536	875	343
6. 1999	XXX	XXX	XXX	XXX	243	535	776	934	985	980	478	145
7. 2000	XXX	XXX	XXX	XXX	XXX	199	537	703	773	822	519	137
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	155	606	796	811	734	345
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	872	2,183	2,870	586	310
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	998	2,936	413	255
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	700	157	86

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11	12
1. Prior	000	774	1,348	1,559	1,721	1,799	1,804	1,809	1,809	1,809	1,094	610
2. 1995	1,038	1,467	1,656	1,848	2,039	2,253	2,319	2,315	2,357	2,360	591	256
3. 1996	XXX	1,309	1,622	1,839	2,066	2,135	2,143	2,187	2,193	2,192	603	290
4. 1997	XXX	XXX	1,189	1,794	2,160	2,298	2,477	2,535	2,668	2,675	658	466
5. 1998	XXX	XXX	XXX	1,199	1,641	2,494	2,728	2,825	2,967	3,002	938	924
6. 1999	XXX	XXX	XXX	XXX	1,213	1,802	2,171	2,656	3,132	3,361	1,095	852
7. 2000	XXX	XXX	XXX	XXX	XXX	1,092	2,018	2,408	2,839	3,155	1,044	635
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,313	2,101	3,259	4,027	1,026	502
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,845	3,455	4,491	863	397
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,286	5,172	805	388
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,974	592	300

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004		
1. Prior	000						306	218	218	218	25	71
2. 1995							48	(50)	(50)	(50)	2	6
3. 1996	XXX						106	150	150	150	2	9
4. 1997	XXX	XXX					2	2	2	2		2
5. 1998	XXX	XXX	XXX				25	25	25	25	1	2
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX		4	17	122	122	1	1
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	18	18	18	18	18	18	18	18	18	4	4
2. 1995	1	1	18	17	17	17	17	17	17	17	1	11
3. 1996	XXX	2	2	7	7	7	7	7	7	7	1	13
4. 1997	XXX	XXX	1	58	59	59	59	59	59	59	1	14
5. 1998	XXX	XXX	XXX		2	27	24	24	24	24	1	10
6. 1999	XXX	XXX	XXX	XXX		5	16	104	104	104	2	4
7. 2000	XXX	XXX	XXX	XXX	XXX	1	9	91	97	100	2	2
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX		71	86	86	3	4
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(1)	48	11	1	6
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX										XXX	XXX
4. 1997	XXX	XXX									XXX	XXX
5. 1998	XXX	XXX	XXX								XXX	XXX
6. 1999	XXX	XXX	XXX	XXX							XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	538	688	985	1,010	1,022	1,030	1,015	1,021	1,026	372	859
2. 1995	45	161	247	311	400	686	694	690	692	692	56	342
3. 1996	XXX	25	61	124	151	151	151	151	151	151	1	191
4. 1997	XXX	XXX	31	144	195	200	200	200	200	200	1	222
5. 1998	XXX	XXX	XXX	50	276	493	541	583	600	637	12	232
6. 1999	XXX	XXX	XXX	XXX	19	228	451	654	688	1,095	8	203
7. 2000	XXX	XXX	XXX	XXX	XXX	53	155	590	607	613	15	176
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	46	111	173	376	4	181
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	65	92		129
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	51	10	46
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	1	107

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	1,085	1,738	2,250	2,459	2,471	2,576	2,572	2,572	2,572	188	1,186
2. 1995	180	530	1,171	1,469	1,661	1,675	1,692	1,697	1,706	1,753	34	104
3. 1996	XXX	189	708	1,324	1,388	1,412	1,493	1,494	1,495	1,495	27	200
4. 1997	XXX	XXX	146	720	911	1,017	1,194	1,242	1,371	1,388	28	162
5. 1998	XXX	XXX	XXX	252	661	947	1,371	1,709	1,760	2,073	31	181
6. 1999	XXX	XXX	XXX	XXX	230	1,507	2,262	3,374	3,816	3,852	55	210
7. 2000	XXX	XXX	XXX	XXX	XXX	200	898	1,281	1,470	1,658	45	154
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	237	1,140	1,866	2,053	41	157
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	165	629	879	17	111
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		59		29
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	166		88

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	19	27	XXX	XXX
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3	XXX	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			36	11
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1		2	1
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	

SCHEDULE P - PART 3K - FIDELITY/SURETY

NONE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX										XXX	XXX
4. 1997	XXX	XXX									XXX	XXX
5. 1998	XXX	XXX	XXX								XXX	XXX
6. 1999	XXX	XXX	XXX	XXX							XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX										XXX	XXX
4. 1997	XXX	XXX									XXX	XXX
5. 1998	XXX	XXX	XXX								XXX	XXX
6. 1999	XXX	XXX	XXX	XXX							XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11	12
1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX										XXX	XXX
4. 1997	XXX	XXX									XXX	XXX
5. 1998	XXX	XXX	XXX								XXX	XXX
6. 1999	XXX	XXX	XXX	XXX							XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11	12
1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX										XXX	XXX
4. 1997	XXX	XXX									XXX	XXX
5. 1998	XXX	XXX	XXX								XXX	XXX
6. 1999	XXX	XXX	XXX	XXX							XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004		
1. Prior	000				2	2	2	2	2	2	4	2
2. 1995												
3. 1996	XXX					6	6	6	6	6		2
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX			9	9	9	9	9		1
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX			2	77	1	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				1
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	82	86	86	86	86	86	86	96	96	8	19
2. 1995		4	8	9	17	29	29	29	29	29		1
3. 1996	XXX	2	6	(3)	9	34	215	238	246	238	1	1
4. 1997	XXX	XXX	2	3	3	3	3	3	3	3		1
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	5									
2. 1995	23	6			1					
3. 1996	XXX	58	49	25	9			0		
4. 1997	XXX	XXX	35	26	6	3	4	(0)		
5. 1998	XXX	XXX	XXX	10	1		2	0		
6. 1999	XXX	XXX	XXX	XXX	4	1		1	0	
7. 2000	XXX	XXX	XXX	XXX	XXX	11	5	3		
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	6	4	1	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	96	23	7
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136	65
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	513	92	40	14	9	24	25	28	(0)	22
2. 1995	3,268	1,099	426	191	330	97	165	140	24	55
3. 1996	XXX	2,040	980	450	465	187	205	135	41	76
4. 1997	XXX	XXX	1,810	1,090	685	194	199	166	65	60
5. 1998	XXX	XXX	XXX	1,077	584	399	144	38	13	9
6. 1999	XXX	XXX	XXX	XXX	649	601	150	29	13	19
7. 2000	XXX	XXX	XXX	XXX	XXX	481	311	58	11	20
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	332	104	33	(4)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,748	450	273
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,104	785
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,937

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	845	367	185	106	70	(1)		3	1	1
2. 1995	1,327	579	265	106	65	(14)	7	4	2	3
3. 1996	XXX	1,303	499	160	99	19	13	29	17	2
4. 1997	XXX	XXX	1,318	540	190	99	65	34	19	8
5. 1998	XXX	XXX	XXX	1,232	547	165	188	124	31	80
6. 1999	XXX	XXX	XXX	XXX	1,341	618	357	84	77	134
7. 2000	XXX	XXX	XXX	XXX	XXX	1,697	650	225	60	140
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,849	822	310	215
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,188	1,061	627
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,295	1,957
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,579

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	87	32	13	11	7	14	4	0		
2. 1995	107	60	21	9	5	6	2	(0)	(5)	
3. 1996	XXX	205	152	41	20	12		10	3	
4. 1997	XXX	XXX	69	46	16	14	2	(0)	0	
5. 1998	XXX	XXX	XXX	34	28	27	6	1	2	(1)
6. 1999	XXX	XXX	XXX	XXX	23	24	8	3	0	
7. 2000	XXX	XXX	XXX	XXX	XXX	47	23	12	12	23
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	28	15	8	1
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29	17	5
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	12
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	9									
2. 1995	20	3	1							
3. 1996	XXX	37	2							
4. 1997	XXX	XXX	43	3				1	0	
5. 1998	XXX	XXX	XXX	43	12	(1)	1	0	0	
6. 1999	XXX	XXX	XXX	XXX	33	19	7	0	3	1
7. 2000	XXX	XXX	XXX	XXX	XXX	44	30	5	3	2
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	75	32	2	3
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	10	2
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	2
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	597	332	75	60	58	(1)		0	1	(0)
2. 1995	260	133	40	39	277	(4)	3	1	1	
3. 1996	XXX	199	54	34	14	114		0	1	1
4. 1997	XXX	XXX	156	85	31	108	81	1	1	
5. 1998	XXX	XXX	XXX	322	164	2,517	128	63	20	2
6. 1999	XXX	XXX	XXX	XXX	441	239	176	100	64	15
7. 2000	XXX	XXX	XXX	XXX	XXX	390	231	142	49	42
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	243	173	85	48
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	258	84	38
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	423	18
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	334

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	649	249	402	283	144	91		(1)		
2. 1995	825	429	188	113	105	45	22	(3)		
3. 1996	XXX	624	392	282	152	72	31	18		
4. 1997	XXX	XXX	935	641	352	71	17	(58)		6
5. 1998	XXX	XXX	XXX	1,247	711	191	146	55	19	21
6. 1999	XXX	XXX	XXX	XXX	1,241	604	362	225	68	
7. 2000	XXX	XXX	XXX	XXX	XXX	1,423	561	303	203	83
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,423	378	265	153
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	780	393	200
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	96	59
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	312

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	0	
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11		
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4K - FIDELITY/SURETY

NONE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	3			2				0		
2. 1995	1							(1)		
3. 1996	XXX	113	60	11	6	2	1	2	0	
4. 1997	XXX	XXX	121	66	21	11	5	3	0	
5. 1998	XXX	XXX	XXX	124	59	18	13	9	0	
6. 1999	XXX	XXX	XXX	XXX	116	57	21	1	0	
7. 2000	XXX	XXX	XXX	XXX	XXX	63	26	5	0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	39	14	1	4
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39	7	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	1
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	37	6				1				
2. 1995	98	10	3	3	3	2	3			
3. 1996	XXX	12	28	20	13		1	2		
4. 1997	XXX	XXX	27					1		
5. 1998	XXX	XXX	XXX	1	1			0		
6. 1999	XXX	XXX	XXX	XXX	1	1	1			
7. 2000	XXX	XXX	XXX	XXX	XXX	2	2		0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	1					8				
2. 1995	3	5	5	5	5	5	5	5	5	5
3. 1996	XXX	7	12	16	19	20	20	20	20	20
4. 1997	XXX	XXX	5	9	12	13	13	13	13	13
5. 1998	XXX	XXX	XXX	5	7	8	9	10	11	11
6. 1999	XXX	XXX	XXX	XXX	17	47	74	96	102	102
7. 2000	XXX	XXX	XXX	XXX	XXX	10	15	21	22	23
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	4	4	4	4
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	28	28
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	28
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX	5	7	3	1					
4. 1997	XXX	XXX	4	2	1					
5. 1998	XXX	XXX	XXX	2			1	1		
6. 1999	XXX	XXX	XXX	XXX	32	34	24	8		1
7. 2000	XXX	XXX	XXX	XXX	XXX	9	7	5	2	1
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10		
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	12
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior		1				14				
2. 1995	4	7	7	7	7	7	7	7	7	7
3. 1996	XXX	16	24	26	26	26	26	26	26	26
4. 1997	XXX	XXX	11	14	17	17	17	17	17	17
5. 1998	XXX	XXX	XXX	8	11	14	15	15	15	15
6. 1999	XXX	XXX	XXX	XXX	70	158	199	207	208	208
7. 2000	XXX	XXX	XXX	XXX	XXX	44	56	60	60	60
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	6	7	7	7
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29	37	37
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	45	45
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	16	5		(1)		1				
2. 1995	219	637	634	662	672	672	675	674	674	675
3. 1996	XXX	572	957	1,083	1,108	1,116	1,120	1,117	1,121	1,123
4. 1997	XXX	XXX	466	1,041	1,079	1,103	1,113	1,121	1,128	1,127
5. 1998	XXX	XXX	XXX	468	795	848	858	858	866	875
6. 1999	XXX	XXX	XXX	XXX	191	423	453	465	472	478
7. 2000	XXX	XXX	XXX	XXX	XXX	210	462	495	509	519
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	372	670	722	734
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	326	566	586
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	203	413
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	157

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	5			1						
2. 1995	354	92	46	13	5	5	2	2	2	1
3. 1996	XXX	548	154	41	19	10	6	10	6	4
4. 1997	XXX	XXX	534	114	56	27	19	11	3	2
5. 1998	XXX	XXX	XXX	314	96	36	25	26	18	10
6. 1999	XXX	XXX	XXX	XXX	228	50	27	18	10	4
7. 2000	XXX	XXX	XXX	XXX	XXX	252	69	37	17	8
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	354	95	39	22
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	295	65	32
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	239	59
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	192

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	29	3								
2. 1995	737	998	1,006	1,010	1,011	1,011	1,011	1,011	1,011	1,011
3. 1996	XXX	1,339	1,599	1,619	1,624	1,625	1,621	1,621	1,622	1,622
4. 1997	XXX	XXX	1,354	1,619	1,635	1,643	1,647	1,648	1,648	1,648
5. 1998	XXX	XXX	XXX	988	1,206	1,218	1,221	1,224	1,226	1,228
6. 1999	XXX	XXX	XXX	XXX	511	621	625	627	627	627
7. 2000	XXX	XXX	XXX	XXX	XXX	553	660	662	662	664
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	949	1,096	1,100	1,101
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	825	926	928
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	639	727
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	435

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	160	40	10	13	9	1	(1)			
2. 1995	442	556	571	581	583	588	589	590	591	591
3. 1996	XXX	487	578	591	600	604	602	603	603	603
4. 1997	XXX	XXX	474	637	624	639	650	653	655	658
5. 1998	XXX	XXX	XXX	605	790	849	918	924	930	938
6. 1999	XXX	XXX	XXX	XXX	674	940	1,020	1,049	1,079	1,095
7. 2000	XXX	XXX	XXX	XXX	XXX	637	961	993	1,016	1,044
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	807	977	1,007	1,026
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	620	831	863
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	601	805
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	592

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	84	41	21	19	8	4	2	2		
2. 1995	116	30	23	11	10	10	3	3	2	
3. 1996	XXX	111	22	24	8	2	4	2	1	
4. 1997	XXX	XXX	127	80	37	27	18	9	13	22
5. 1998	XXX	XXX	XXX	305	189	101	55	47	37	66
6. 1999	XXX	XXX	XXX	XXX	307	173	95	81	60	71
7. 2000	XXX	XXX	XXX	XXX	XXX	349	95	64	54	30
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	181	56	47	28
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	242	64	46
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	224	79
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	264

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	219	26	3	11	2	(3)	(2)			
2. 1995	745	831	845	848	850	857	846	847	847	847
3. 1996	XXX	802	876	892	895	900	893	893	893	893
4. 1997	XXX	XXX	842	1,076	1,033	1,088	1,091	1,106	1,121	1,146
5. 1998	XXX	XXX	XXX	1,266	1,563	1,683	1,761	1,823	1,859	1,928
6. 1999	XXX	XXX	XXX	XXX	1,310	1,739	1,823	1,899	1,946	2,018
7. 2000	XXX	XXX	XXX	XXX	XXX	1,351	1,627	1,670	1,692	1,709
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,371	1,508	1,540	1,556
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,142	1,282	1,306
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,109	1,272
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,156

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	7	7		3	3	1	1			
2. 1995					1	2	2	2	2	2
3. 1996	XXX					1	1	2	2	2
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX			1	1	1	1	1
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX				1	1
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	22	23	13	8	5	6	1			
2. 1995	1	5	5	3	1				-	
3. 1996	XXX		3	7	3	1	1		-	
4. 1997	XXX	XXX		2	1				-	
5. 1998	XXX	XXX	XXX		2				-	
6. 1999	XXX	XXX	XXX	XXX					-	
7. 2000	XXX	XXX	XXX	XXX	XXX		2	1	1	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX			-	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX		-	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	-	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	12	19	4	2	4	3				
2. 1995	1	6	8	8	8	8	8	8	8	8
3. 1996	XXX		3	9	11	11	11	11	11	11
4. 1997	XXX	XXX		2	2	2	2	2	2	2
5. 1998	XXX	XXX	XXX		3	3	3	3	3	3
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX		2	2	3	2
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior		1	1							
2. 1995				1	1	1	1	1	1	1
3. 1996	XXX			1	1	1	1	1	1	1
4. 1997	XXX	XXX			1	1	1	1	1	1
5. 1998	XXX	XXX	XXX			3	1	1	1	1
6. 1999	XXX	XXX	XXX	XXX				1	2	2
7. 2000	XXX	XXX	XXX	XXX	XXX			1	2	2
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX			3	3
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	2	1								
2. 1995	7	8	6							
3. 1996	XXX	12	4							
4. 1997	XXX	XXX	9	3						
5. 1998	XXX	XXX	XXX	5	5					
6. 1999	XXX	XXX	XXX	XXX	5	2	2	1		
7. 2000	XXX	XXX	XXX	XXX	XXX	3	3	1		
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	6	4		
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	1	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	2									
2. 1995	10	11	12	12	12	12	12	12	12	12
3. 1996	XXX	14	14	14	14	14	14	14	14	14
4. 1997	XXX	XXX	11	15	15	15	15	15	15	15
5. 1998	XXX	XXX	XXX	10	11	11	11	11	11	11
6. 1999	XXX	XXX	XXX	XXX	5	6	6	6	6	6
7. 2000	XXX	XXX	XXX	XXX	XXX	4	4	4	4	4
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	6	7	7	7
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	6	7
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	88	58	38	20	7	7	1	2	1	(1)
2. 1995	8	23	39	45	49	50	54	55	56	56
3. 1996	XXX				1	1	1	1	1	1
4. 1997	XXX	XXX			1	1	1	1	1	1
5. 1998	XXX	XXX	XXX		5	9	12	12	12	12
6. 1999	XXX	XXX	XXX	XXX	2	3	5	8	8	8
7. 2000	XXX	XXX	XXX	XXX	XXX	8	10	12	15	15
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2	3	3	4
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		10
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	224	159	90	51	29	15	13	9	4	2
2. 1995	134	83	66	56	32	20	9	5	2	
3. 1996	XXX	48	61	54	13	11				
4. 1997	XXX	XXX	117	142	48	15	1			
5. 1998	XXX	XXX	XXX	29	124	52	12	7	6	4
6. 1999	XXX	XXX	XXX	XXX	110	124	25	23	22	21
7. 2000	XXX	XXX	XXX	XXX	XXX	117	21	17	10	3
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	51	22	15	1
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	30	5
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	4
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	196	54	19	6	7	4	(9)			
2. 1995	226	304	385	397	403	408	398	398	398	398
3. 1996	XXX	85	169	178	190	192	192	192	192	192
4. 1997	XXX	XXX	138	181	220	223	223	223	223	223
5. 1998	XXX	XXX	XXX	41	229	245	247	248	248	248
6. 1999	XXX	XXX	XXX	XXX	129	190	214	230	231	232
7. 2000	XXX	XXX	XXX	XXX	XXX	133	180	191	193	194
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	117	170	175	186
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	105	118	134
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	60
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	156

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	32	8		6	15	1	1	1		
2. 1995	5	7	10	15	27	33	33	33	33	34
3. 1996	XXX	2	8	11	23	26	26	26	27	27
4. 1997	XXX	XXX	1	6	21	24	26	26	27	28
5. 1998	XXX	XXX	XXX	3	13	19	21	25	29	31
6. 1999	XXX	XXX	XXX	XXX	5	21	35	42	47	55
7. 2000	XXX	XXX	XXX	XXX	XXX	1	12	31	39	45
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2	14	31	41
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	5	17
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	86	51	46	39	9	5	1			
2. 1995	79	51	38	34	10	2	1	1	1	
3. 1996	XXX	135	78	64	8	3	2	2		
4. 1997	XXX	XXX	147	136	38	16	6	6	4	2
5. 1998	XXX	XXX	XXX	123	96	37	21	15	4	1
6. 1999	XXX	XXX	XXX	XXX	173	108	32	17	10	
7. 2000	XXX	XXX	XXX	XXX	XXX	137	79	32	13	3
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	132	64	27	6
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77	36	7
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	6
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	34	9	20	(16)	17	(2)	(1)			
2. 1995	113	127	130	134	140	138	138	138	138	138
3. 1996	XXX	198	220	224	229	227	227	227	227	227
4. 1997	XXX	XXX	172	195	199	192	192	192	192	192
5. 1998	XXX	XXX	XXX	146	210	213	213	213	213	213
6. 1999	XXX	XXX	XXX	XXX	217	260	262	263	265	265
7. 2000	XXX	XXX	XXX	XXX	XXX	178	201	202	202	202
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	172	196	201	204
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	120	133	135
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	35
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	1				1					
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				1
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior				1						
2. 1995										
3. 1996	XXX		1		1					
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX			1	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX		1	1	2	2	2	2	2	2
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX			1	1	1	1	1
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX			1	1
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	3	1	1							
2. 1995										
3. 1996	XXX							1	1	1
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	2	1								
2. 1995	1	1	1	1	1					
3. 1996	XXX	2	2	2	2	2	2			
4. 1997	XXX	XXX	1							
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	6						(2)			
2. 1995	1	1	1	1	1	1	1	1	1	1
3. 1996	XXX	2	2	2	2	2	2	2	2	2
4. 1997	XXX	XXX	1	1	1	1	1	1	1	1
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	(1)										
2. 1995	70	79	120	120	120	120	120	120	120	120	
3. 1996	XXX	274	296	296	296	296	296	296	296	296	
4. 1997	XXX	XXX	64	64	64	64	64	64	64	64	
5. 1998	XXX	XXX	XXX	68	81	81	81	81	81	81	
6. 1999	XXX	XXX	XXX	XXX	695	698	701	701	701	701	
7. 2000	XXX	XXX	XXX	XXX	XXX	297	294	294	294	294	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	35	35	35	35	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	523	525	525	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	570	570	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	8
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8
13. Earned Prems.(P-Pt 1)	69	283	127	68	708	300	35	523	572	8	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior											
2. 1995	15	17	17	17	17	17	17	17	17	17	
3. 1996	XXX	40	44	44	44	44	44	44	44	44	
4. 1997	XXX	XXX	13	13	13	13	13	13	13	13	
5. 1998	XXX	XXX	XXX	39	51	51	51	51	51	51	
6. 1999	XXX	XXX	XXX	XXX	671	675	676	676	676	676	
7. 2000	XXX	XXX	XXX	XXX	XXX	263	264	264	264	264	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	5	5	5	5	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	61	61	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	104	104	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1
13. Earned Prems.(P-Pt 1)	15	42	17	39	683	267	7	61	105	1	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	15				(1)						
2. 1995	11,546	12,008	11,902	11,922	11,900	11,900	11,900	11,900	11,900	11,900	
3. 1996	XXX	15,409	15,708	15,616	15,613	15,611	15,611	15,611	15,611	15,611	
4. 1997	XXX	XXX	14,757	15,310	15,444	15,521	15,523	15,523	15,523	15,523	
5. 1998	XXX	XXX	XXX	10,651	11,328	11,364	11,393	11,393	11,393	11,393	
6. 1999	XXX	XXX	XXX	XXX	6,508	6,840	6,911	6,935	6,934	6,934	
7. 2000	XXX	XXX	XXX	XXX	XXX	6,314	6,681	6,785	6,779	6,779	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	8,421	8,873	8,895	8,894	(1)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,621	9,951	9,940	(11)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,614	10,370	756
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,709	8,709
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,453
13. Earned Prems.(P-Pt 1)	11,561	15,871	14,950	11,132	7,293	6,575	8,890	10,201	9,959	9,453	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	1										
2. 1995	544	565	559	560	559	559	559	559	559	559	
3. 1996	XXX	3,387	3,447	3,426	3,425	3,425	3,404	3,404	3,404	3,404	
4. 1997	XXX	XXX	5,167	5,333	5,419	5,490	5,486	5,486	5,486	5,486	
5. 1998	XXX	XXX	XXX	4,770	5,122	5,150	5,162	5,162	5,162	5,162	
6. 1999	XXX	XXX	XXX	XXX	3,728	3,892	3,933	3,948	3,948	3,948	
7. 2000	XXX	XXX	XXX	XXX	XXX	3,608	3,835	3,886	3,884	3,884	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	6,510	6,651	6,660	6,660	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,425	2,527	2,524	(3)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,120	3,344	224
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,284	2,284
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,505
13. Earned Prems.(P-Pt 1)	544	3,409	5,221	4,917	4,164	3,690	6,765	2,632	3,229	2,505	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior	29	4									
2. 1995	6,328	6,331	6,331	6,331	6,331	6,331	6,331	6,331	6,331	6,331	
3. 1996	XXX	6,448	6,470	6,470	6,470	6,470	6,470	6,470	6,470	6,470	
4. 1997	XXX	XXX	8,876	8,984	8,986	8,984	8,984	8,991	8,991	8,991	
5. 1998	XXX	XXX	XXX	16,044	16,136	16,134	16,139	16,157	16,153	16,153	
6. 1999	XXX	XXX	XXX	XXX	17,814	17,993	18,001	18,023	18,014	18,014	
7. 2000	XXX	XXX	XXX	XXX	XXX	13,545	13,628	13,702	13,703	13,703	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	10,518	10,563	10,563	10,563	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,102	12,136	12,136	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,538	14,632	94
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,506	17,506
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,600
13. Earned Prems.(P-Pt 1)	6,357	6,455	8,898	16,152	17,908	13,720	10,614	12,268	14,560	17,600	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior	6	1									
2. 1995	1,353	1,354	1,354	1,354	1,354	1,354	1,354	1,354	1,354	1,354	
3. 1996	XXX	1,336	1,341	1,341	1,341	1,341	1,341	1,341	1,341	1,341	
4. 1997	XXX	XXX	3,078	3,169	3,171	3,168	3,168	3,176	3,176	3,176	
5. 1998	XXX	XXX	XXX	10,088	10,163	10,161	10,164	10,184	10,180	10,180	
6. 1999	XXX	XXX	XXX	XXX	10,263	10,429	10,434	10,459	10,451	10,451	
7. 2000	XXX	XXX	XXX	XXX	XXX	7,019	7,065	7,150	7,151	7,151	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	5,903	5,920	5,920	5,920	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,644	3,652	3,652	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,809	3,828	19
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,468	3,468
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,487
13. Earned Prems.(P-Pt 1)	1,360	1,338	3,083	10,179	10,340	7,180	5,957	3,799	3,807	3,487	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior	57	246		(240)							
2. 1995	1,216	1,534	1,534	1,768	1,768	1,768	1,768	1,768	1,768	1,768	
3. 1996	XXX	1,422	1,426	1,433	1,433	1,433	1,433	1,433	1,433	1,433	
4. 1997	XXX	XXX	1,536	1,555	1,552	1,552	1,552	1,552	1,552	1,552	
5. 1998	XXX	XXX	XXX	2,653	2,644	2,638	2,643	2,645	2,645	2,645	
6. 1999	XXX	XXX	XXX	XXX	3,138	3,126	3,130	3,132	3,132	3,132	
7. 2000	XXX	XXX	XXX	XXX	XXX	2,863	2,855	2,854	2,854	2,862	8
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2,267	2,281	2,282	2,302	20
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,891	1,891	1,902	11
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	960	970	10
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,378	2,378
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,427
13. Earned Prems.(P-Pt 1)	1,258	1,986	1,540	2,673	3,126	2,845	2,268	1,908	961	2,427	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior	22	19		(26)							
2. 1995	529	554	554	580	580	580	580	580	580	580	
3. 1996	XXX	110	111	112	112	112	112	112	112	112	
4. 1997	XXX	XXX	271	274	273	273	273	273	273	273	
5. 1998	XXX	XXX	XXX	774	768	759	762	766	766	766	
6. 1999	XXX	XXX	XXX	XXX	884	852	854	856	856	856	
7. 2000	XXX	XXX	XXX	XXX	XXX	1,704	1,700	1,697	1,697	1,701	4
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,158	1,167	1,167	1,178	11
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,048	2,048	2,054	6
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(69)	(67)	2
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,508	1,508
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,531
13. Earned Prems.(P-Pt 1)	595	153	272	778	877	1,663	1,159	2,060	(69)	1,531	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior	53	(99)									
2. 1995	5,822	5,691	5,680	5,680	5,680	5,680	5,680	5,680	5,680	5,680	
3. 1996	XXX	5,435	5,457	5,456	5,456	5,456	5,456	5,456	5,456	5,456	
4. 1997	XXX	XXX	6,164	6,204	6,204	6,204	6,204	6,204	6,204	6,204	
5. 1998	XXX	XXX	XXX	6,988	6,905	6,896	6,894	6,895	6,895	6,895	
6. 1999	XXX	XXX	XXX	XXX	7,907	7,966	7,967	7,970	7,970	7,970	
7. 2000	XXX	XXX	XXX	XXX	XXX	7,211	7,306	7,307	7,307	7,309	2
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	6,899	6,948	6,945	6,945	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,598	3,585	3,585	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	673	683	10
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,293	2,293
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,305
13. Earned Prems.(P-Pt 1)	5,892	5,205	6,175	7,027	7,824	7,261	6,993	3,652	658	2,305	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior	7	(12)									
2. 1995	713	697	696	696	696	696	696	696	696	696	
3. 1996	XXX	629	632	632	632	631	631	631	631	631	
4. 1997	XXX	XXX	749	755	755	754	754	754	754	754	
5. 1998	XXX	XXX	XXX	926	853	820	819	820	820	820	
6. 1999	XXX	XXX	XXX	XXX	1,291	1,218	1,218	1,226	1,226	1,226	
7. 2000	XXX	XXX	XXX	XXX	XXX	3,869	3,915	3,919	3,919	3,919	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	3,383	3,442	3,442	3,442	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,032	2,031	2,031	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(43)	(37)	6
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,057	1,057
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,063
13. Earned Prems.(P-Pt 1)	675	601	751	932	1,218	3,761	3,428	2,104	(44)	1,063	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior											
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior											
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior										0	
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior										0	
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior										0	
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior										0	
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	
1. Prior	(3)										
2. 1995	90	92	98	98	98	98	98	98	98	98	
3. 1996	XXX	511	556	555	556	556	556	556	556	556	
4. 1997	XXX	XXX	471	423	418	418	418	418	418	418	
5. 1998	XXX	XXX	XXX	557	535	529	529	529	529	529	
6. 1999	XXX	XXX	XXX	XXX	537	455	444	444	444	444	
7. 2000	XXX	XXX	XXX	XXX	XXX	471	413	410	410	410	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	360	336	310	317	7
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	218	188	189	1
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	218	223	5
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	164	164
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	177
13. Earned Prems.(P-Pt 1)	1	513	522	508	511	383	291	191	162	177	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	
1. Prior	(2)										
2. 1995	33	34	36	36	36	36	36	36	36	36	
3. 1996	XXX	180	196	196	196	196	196	196	196	196	
4. 1997	XXX	XXX	144	129	127	127	127	127	127	127	
5. 1998	XXX	XXX	XXX	157	151	149	149	149	149	149	
6. 1999	XXX	XXX	XXX	XXX	118	99	97	97	97	97	
7. 2000	XXX	XXX	XXX	XXX	XXX	109	96	95	95	95	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	82	79	75	76	1
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	24	24	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33	34	1
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	25
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27
13. Earned Prems.(P-Pt 1)	1	181	162	142	110	88	67	24	25	27	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	
1. Prior	115	9									
2. 1995	425	462	462	462	462	462	462	462	462	462	
3. 1996	XXX	45	47	47	47	45	45	45	45	45	
4. 1997	XXX	XXX	12	12	12	11	11	11	11	11	
5. 1998	XXX	XXX	XXX	9	10	10	10	10	10	10	
6. 1999	XXX	XXX	XXX	XXX	7	13	13	13	13	13	
7. 2000	XXX	XXX	XXX	XXX	XXX	8	8	8	8	8	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	11	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)	626	91	14	9	8	11			11		XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	
1. Prior	45	3									
2. 1995	163	177	177	177	177	177	177	177	177	177	
3. 1996	XXX	18	19	19	19	18	18	18	18	18	
4. 1997	XXX	XXX	3	3	3	3	3	3	3	3	
5. 1998	XXX	XXX	XXX	2	2	2	2	2	2	2	
6. 1999	XXX	XXX	XXX	XXX	3	4	4	4	4	4	
7. 2000	XXX	XXX	XXX	XXX	XXX	2	2	2	2	2	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)	237	35	4	2	3	2			2		XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1995			
1.03 1996			
1.04 1997			
1.05 1998			
1.06 1999			
1.07 2000			
1.08 2001			
1.09 2002			
1.10 2003			
1.11 2004	2,613		
1.12 Totals	2,613	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

   If Yes, proper reporting must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes which have occurred which must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting, other expense payments and reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method used in prior annual statements.
2) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002.
Effective 4/01/04 the per claim retention for workers comp was increased to $350,000.
3) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business.
4) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.
5) Salvage and subrogation loss are reported gross of reinsurance in Part 1 columns 10 and 23.
6) Effective 10/01/2000, a quota share agreement was entered into between Employers Re (ERC) and Savers Property and Casualty Insurance Company.
This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 09/30/2004.

Exhibit 28.3 Williamsburg National Insurance Company's 2004 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	2,041	4	2,037	789		141		41			971	XXX
3. 1996	2,260	14	2,246	983		238		53			1,274	XXX
4. 1997	4,945	16	4,929	2,536	49	286		56			2,829	XXX
5. 1998	7,491	6,793	698	3,389	3,052	573	518	44		110	436	XXX
6. 1999	5,457	4,945	512	3,315	3,005	603	537	145	3	77	518	XXX
7. 2000	14,436	14,056	380	13,929	13,476	1,722	1,604	967	27		1,511	XXX
8. 2001	11,470	10,745	725	6,050	5,847	996	723	555	42	73	989	XXX
9. 2002	9,671	7,303	2,368	6,537	6,169	440	383	291	(19)	14	735	XXX
10. 2003	23,716	20,147	3,569	4,189	3,627	397	218	1,095	(69)	3	1,905	XXX
11. 2004	52,171	46,363	5,808	6,887	6,156	464	58	1,130	69	2	2,198	XXX
12. Totals	XXX	XXX	XXX	48,604	41,381	5,860	4,041	4,377	53	279	13,366	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	XXX
2. 1995												0	XXX
3. 1996												0	XXX
4. 1997												0	XXX
5. 1998												0	XXX
6. 1999	399	404	162	159	64	56	29	27	27			35	XXX
7. 2000	2,917	3,067	1,260	1,256	186	212	233	232	203			32	XXX
8. 2001	892	876	1,382	1,397	104	113	276	280	110			98	XXX
9. 2002	1,010	936	1,045	936	87	81	287	267	87			296	XXX
10. 2003	4,437	4,149	3,043	2,773	178	200	766	714	232			820	XXX
11. 2004	8,212	7,139	13,360	11,811	228	197	2,899	2,607	891			3,836	XXX
12. Totals	17,867	16,571	20,252	18,332	847	859	4,490	4,127	1,550	0	0	5,117	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	971	0	971	47.6	0.0	47.7				0	0
3. 1996	1,274	0	1,274	56.4	0.0	56.7				0	0
4. 1997	2,878	49	2,829	58.2	306.3	57.4				0	0
5. 1998	4,006	3,570	436	53.5	52.6	62.5				0	0
6. 1999	4,744	4,191	553	86.9	84.8	108.1				(2)	37
7. 2000	21,417	19,874	1,543	148.4	141.4	406.1				(146)	178
8. 2001	10,365	9,278	1,087	90.4	86.3	149.9				1	97
9. 2002	9,784	8,753	1,031	101.2	119.9	43.5				183	113
10. 2003	14,337	11,612	2,725	60.5	57.6	76.3				558	262
11. 2004	34,071	28,037	6,034	65.3	60.5	103.9				2,622	1,214
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3,216	1,901

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	1,256	724	184	109	293	79	129	135	137	137	0	2
2. 1995	940	935	908	922	916	920	929	930	930	930	(0)	0
3. 1996	XXX	1,109	1,066	1,147	1,193	1,211	1,222	1,222	1,223	1,221	(2)	(1)
4. 1997	XXX	XXX	2,645	2,761	2,614	2,774	2,773	2,777	2,773	2,773	0	(4)
5. 1998	XXX	XXX	XXX	380	391	392	393	430	394	392	(2)	(38)
6. 1999	XXX	XXX	XXX	XXX	236	256	249	301	354	384	30	83
7. 2000	XXX	XXX	XXX	XXX	XXX	256	302	629	228	400	172	(229)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	555	483	427	464	37	(19)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,141	677	634	(43)	(507)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,253	1,329	76	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,082	XXX	XXX
										12. Totals	268	(713)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004		
1. Prior	000	299	150	102	148	79	128	134	137	137	XXX	XXX
2. 1995	438	701	814	890	916	920	929	930	930	930	XXX	XXX
3. 1996	XXX	477	787	1,031	1,216	1,215	1,220	1,221	1,221	1,221	XXX	XXX
4. 1997	XXX	XXX	1,336	2,091	2,775	2,774	2,773	2,773	2,773	2,773	XXX	XXX
5. 1998	XXX	XXX	XXX	157	387	388	393	392	392	392	XXX	XXX
6. 1999	XXX	XXX	XXX	XXX	201	242	245	378	362	376	XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX	125	186	408	415	571	XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	159	419	422	476	XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	275	316	425	XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	464	741	XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,137	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior	995	445	51	5	20				(0)	
2. 1995	195	97	35	17	1				0	
3. 1996	XXX	205	120	60	(23)		2	1	2	
4. 1997	XXX	XXX	775	356	(143)			4		
5. 1998	XXX	XXX	XXX	138	4			38	2	
6. 1999	XXX	XXX	XXX	XXX	13	1	3	1	(0)	5
7. 2000	XXX	XXX	XXX	XXX	XXX	73	71	78	8	5
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	200	104	45	(19)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	811	245	129
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	385	322
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,841

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	523	(3)	526	352		82		41			475	565
3. 1996	839		839	565		175		53			793	909
4. 1997	2,104		2,104	1,271		161		47			1,479	1,529
5. 1998	4,467	4,050	417	2,388	2,149	403	363	18			297	1,315
6. 1999	2,026	1,823	203	1,045	888	258	232	(4)			179	286
7. 2000	(4)		(4)					(30)			(30)	
8. 2001	95		95								0	
9. 2002	14		14					24			24	
10. 2003	11,348	9,287	2,061	1,367	1,229	179	123	641			835	1,030
11. 2004	29,769	26,913	2,856	1,516	1,213	33	27	638			947	1,185
12. Totals	XXX	XXX	XXX	8,504	5,479	1,291	745	1,428	0	0	4,999	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998												0	
6. 1999												0	
7. 2000												0	
8. 2001												0	
9. 2002		-	4	2		-		1	-	-		1	
10. 2003	3,306	3,142	1,322	1,209	103	126	264	241	117	-		394	67
11. 2004	5,216	4,666	8,009	7,389	87	82	1,598	1,474	510	-		1,809	344
12. Totals	8,522	7,808	9,335	8,600	190	208	1,862	1,716	627	0	0	2,204	411

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	475	0	475	90.8	0.0	90.3				0	0
3. 1996	793	0	793	94.5	0.0	94.5				0	0
4. 1997	1,479	0	1,479	70.3	0.0	70.3				0	0
5. 1998	2,809	2,512	297	62.9	62.0	71.2				0	0
6. 1999	1,299	1,120	179	64.1	61.4	88.2				0	0
7. 2000	(30)	0	(30)	750.0	0.0	750.0				0	0
8. 2001	0	0	0	0.0	0.0	0.0				0	0
9. 2002	28	3	25	200.0	0.0	178.6				2	(1)
10. 2003	7,299	6,070	1,229	64.3	65.4	59.6				277	117
11. 2004	17,607	14,851	2,756	59.1	55.2	96.5				1,170	639
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,449	755

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995			0								0	
3. 1996			0								0	
4. 1997			0								0	
5. 1998			0								0	
6. 1999	293	293	0	1,276	1,222	186	166	103	3	1	174	116
7. 2000	10,284	10,265	19	11,619	11,356	1,256	1,211	803	27		1,084	911
8. 2001	6,909	6,618	291	3,539	3,415	257	224	336	42	10	451	482
9. 2002	5,340	3,746	1,594	1,781	1,561	122	94	155	(19)		422	450
10. 2003	7,603	6,327	1,276	1,907	1,583	206	85	249		3	694	434
11. 2004	15,785	13,057	2,728	1,537	1,239	423	25	305		2	1,001	619
12. Totals	XXX	XXX	XXX	21,659	20,376	2,450	1,805	1,951	53	16	3,826	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998												0	
6. 1999	299	314	158	158	18	11	28	27	22	-		15	3
7. 2000	2,887	3,040	1,167	1,166	172	196	209	209	199	-		23	46
8. 2001	768	764	1,090	1,111	80	88	195	199	96	-		67	23
9. 2002	1,003	930	239	141	57	53	43	25	60	-		253	13
10. 2003	1,110	989	925	776	69	67	165	139	99	-		397	40
11. 2004	2,770	2,209	3,731	2,873	98	76	667	514	332			1,926	224
12. Totals	8,837	8,246	7,310	6,225	494	491	1,307	1,113	808	0	0	2,681	349

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	0	0	0	0.0	0.0	0.0				0	0
3. 1996	0	0	0	0.0	0.0	0.0				0	0
4. 1997	0	0	0	0.0	0.0	0.0				0	0
5. 1998	0	0	0	0.0	0.0	0.0				0	0
6. 1999	2,090	1,901	189	713.4	648.8	0.0				(15)	30
7. 2000	18,312	17,205	1,107	178.1	167.6	5,826.3				(152)	175
8. 2001	6,361	5,843	518	92.1	88.3	178.0				(17)	84
9. 2002	3,460	2,785	675	64.8	74.3	42.3				171	82
10. 2003	4,730	3,639	1,091	62.2	57.5	85.5				270	127
11. 2004	9,863	6,936	2,927	62.5	53.1	107.3				1,419	507
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,676	1,005

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	23		23								0	
3. 1996	30		30	17		2					19	1
4. 1997	45		45								0	
5. 1998	51	46	5								0	1
6. 1999	256	233	23	130	117	84	72	11		45	36	40
7. 2000	1,429	1,303	126	1,285	1,199	423	355	58			212	188
8. 2001	1,676	1,528	148	1,753	1,750	732	493	66		60	308	280
9. 2002	977	715	262	4,249	4,152	291	264	36		14	160	143
10. 2003	47	50	(3)	51	45			9			15	
11. 2004	2	99	(97)	1	1			4			4	
12. Totals	XXX	XXX	XXX	7,486	7,264	1,532	1,184	184	0	119	754	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998												0	
6. 1999	100	90	4	1	46	45	1		5	-		20	2
7. 2000	30	27	73	69	14	16	15	14	4	-		10	2
8. 2001	124	112	190	183	24	25	37	36	12	-		31	7
9. 2002	7	6	429	422	30	28	84	83	21	-		32	5
10. 2003		-	3	2		-	1		1	-		3	-
11. 2004	-	4		1	-	-				-		(5)	-
12. Totals	261	239	699	678	114	114	138	133	43	0	0	91	16

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	0	0	0	0.0	0.0	0.0				0	0
3. 1996	19	0	19	63.3	0.0	63.3				0	0
4. 1997	0	0	0	0.0	0.0	0.0				0	0
5. 1998	0	0	0	0.0	0.0	0.0				0	0
6. 1999	381	325	56	148.8	139.5	243.5				13	7
7. 2000	1,902	1,680	222	133.1	128.9	176.2				7	3
8. 2001	2,938	2,599	339	175.3	170.1	229.1				19	12
9. 2002	5,147	4,955	192	526.8	693.0	73.3				8	24
10. 2003	65	47	18	138.1	94.0	(596.7)				1	2
11. 2004	5	6	(1)	250.0	6.0	0.9				(5)	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	43	48

Sch. P-Pt. 1F-Sn. 1
NONE

Sch. P-Pt. 1F-Sn. 2
NONE

Sch. P-Pt. 1G
NONE

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995	22	2	20								0	
3. 1996	15		15								0	1
4. 1997	35		35	3		1					4	1
5. 1998	84	76	8	10	9	4	4				1	2
6. 1999	31	28	3	8	8	3	3				0	4
7. 2000	260	260	0					12			12	
8. 2001	859	857	2	2	2			58		3	58	2
9. 2002	1,864	1,609	255					6			6	
10. 2003	2,626	2,732	(106)					55	(69)		124	
11. 2004	3,428	3,475	(47)	3,026	3,013	4	2	69	69		15	1
12. Totals	XXX	XXX	XXX	3,049	3,032	12	9	200	0	3	220	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998												0	
6. 1999												0	
7. 2000	-	-	20	21	-	-	9	9		-		(1)	-
8. 2001			102	102	-	-	44	45	2	-		1	1
9. 2002	-	-	369	367	-	-	159	158	6	-		9	-
10. 2003	-	-	771	767	-	-	333	331	14	-		20	-
11. 2004	24	66	1,410	1,387	9	11	609	599	36	-		25	-
12. Totals	24	66	2,672	2,644	9	11	1,154	1,142	58	0	0	54	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	0	0	0	0.0	0.0	0.0				0	0
3. 1996	0	0	0	0.0	0.0	0.0				0	0
4. 1997	4	0	4	11.4	0.0	11.4				0	0
5. 1998	14	13	1	16.7	17.1	12.5				0	0
6. 1999	11	11	0	35.5	39.3	0.0				0	0
7. 2000	41	30	11	15.8	11.5	0.0				(1)	0
8. 2001	208	149	59	24.2	17.4	2,950.0				0	1
9. 2002	540	525	15	29.0	32.6	5.9				2	7
10. 2003	1,173	1,029	144	44.7	37.7	(135.8)				4	16
11. 2004	5,187	5,147	40	151.3	148.1	(85.1)				(19)	44
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	(14)	68

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995			0								0	
3. 1996			0								0	
4. 1997			0								0	
5. 1998			0								0	
6. 1999			0								0	
7. 2000			0								0	
8. 2001			0								0	
9. 2002			0								0	
10. 2003			0								0	
11. 2004			0								0	
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1995												0	
3. 1996												0	
4. 1997												0	
5. 1998												0	
6. 1999												0	
7. 2000												0	
8. 2001												0	
9. 2002												0	
10. 2003												0	
11. 2004												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	0	0	0	0.0	0.0	0.0				0	0
3. 1996	0	0	0	0.0	0.0	0.0				0	0
4. 1997	0	0	0	0.0	0.0	0.0				0	0
5. 1998	0	0	0	0.0	0.0	0.0				0	0
6. 1999	0	0	0	0.0	0.0	0.0				0	0
7. 2000	0	0	0	0.0	0.0	0.0				0	0
8. 2001	0	0	0	0.0	0.0	0.0				0	0
9. 2002	0	0	0	0.0	0.0	0.0				0	0
10. 2003	0	0	0	0.0	0.0	0.0				0	0
11. 2004	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX			1	1				0	XXX
2. 2003	604	532	72	82	63	7	5	21			42	XXX
3. 2004	629	556	73	88	79	2	2	12			21	XXX
4. Totals	XXX	XXX	XXX	170	142	10	8	33	0	0	63	XXX

	Losses Unpaid – Case Basis: 13 Direct and Assumed	Losses Unpaid – Case Basis: 14 Ceded	Losses Unpaid – Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid – Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid – Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid – Case Basis: 18 Ceded	Defense and Cost Containment Unpaid – Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid – Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			3	3								0	
2. 2003	1	-	4	3	1	1	1	1				2	
3. 2004	49	44	102	64	7	6	11	7	5			53	
4. Totals	50	44	109	70	8	7	12	8	5	0	0	55	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2003	117	73	44	19.3	13.7	61.1				2	0
3. 2004	276	202	74	43.9	36.3	101.4				43	10
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	45	10

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(1)	(2)	17	17	1			2	XXX
2. 2003	1,488	1,219	269	782	707	5	5	120			195	
3. 2004	2,558	2,263	295	719	611	2	2	102			210	
4. Totals	XXX	XXX	XXX	1,500	1,316	24	24	223	0	0	407	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			1	2			1					0	
2. 2003	20	18	18	16	5	6	2	2	1			4	
3. 2004	153	150	108	97	27	22	14	13	8			28	
4. Totals	173	168	127	115	32	28	17	15	9	0	0	32	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	(1)	1
2. 2003	953	754	199	64.0	61.9	74.0				4	0
3. 2004	1,133	895	238	44.3	39.5	80.7				14	14
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	17	15

Sch. P-Pt. 1K
NONE

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

Sch. P-Pt. 1O
NONE

Sch. P-Pt. 1P
NONE

Sch. P-Pt. 1R-Sn. 1
NONE

Sch. P-Pt. 1R-Sn. 2
NONE

Sch. P-Pt. 1S
NONE

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 One Year	12 Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 One Year	12 Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 One Year	12 Two Year
1. Prior	1,137	755	103	117	249	51	101	107	109	109	0	2
2. 1995	448	410	434	424	420	424	433	434	434	434	(0)	0
3. 1996	XXX	609	574	655	713	730	741	741	741	740	(1)	(1)
4. 1997	XXX	XXX	1,364	1,407	1,284	1,432	1,432	1,436	1,432	1,432	0	(4)
5. 1998	XXX	XXX	XXX	259	279	279	279	317	281	279	(2)	(38)
6. 1999	XXX	XXX	XXX	XXX	130	130	132	184	183	183	(0)	(1)
7. 2000	XXX	XXX	XXX	XXX	XXX		(1)				0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	16	10	0		(0)	(10)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	562	471	(91)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,608	XXX	XXX
										12. Totals	(94)	(52)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 One Year	12 Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX		3	2	1	55	67	12	66
7. 2000	XXX	XXX	XXX	XXX	XXX	10	10	352	(33)	132	165	(220)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	311	195	108	128	20	(67)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	819	532	441	(91)	(378)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	656	743	87	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,290	XXX	XXX
										12. Totals	193	(599)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 One Year	12 Two Year
1. Prior	7	9	6	8	8	8	8	8	8	8	(0)	0
2. 1995	5	3									0	0
3. 1996	XXX	32	24	22	19	19	19	19	19	19	(0)	0
4. 1997	XXX	XXX	14	9							0	0
5. 1998	XXX	XXX	XXX	3	1						0	0
6. 1999	XXX	XXX	XXX	XXX	6	23	22	22	21	40	19	18
7. 2000	XXX	XXX	XXX	XXX	XXX	104	187	167	152	160	8	(7)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	137	196	243	261	18	65
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	134	88	135	47	1
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(129)	8	137	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(5)	XXX	XXX
										12. Totals	228	77

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 One Year	12 Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 One Year	12 Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 One Year	12 Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 One Year	12 Two Year
1. Prior	97	24	8								0	0
2. 1995	15	13									0	0
3. 1996	XXX	10	1	1							0	0
4. 1997	XXX	XXX	11	7	4	4	4	4	4	4	(0)	0
5. 1998	XXX	XXX	XXX	3	1	1	1	1	1	1	(0)	0
6. 1999	XXX	XXX	XXX	XXX	1				0		(0)	0
7. 2000	XXX	XXX	XXX	XXX	XXX	20				(1)	(1)	(1)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1		0	(1)	(1)	(1)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	100	1	3	2	(97)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	6	(3)	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	XXX	XXX
										12. Totals	(4)	(99)

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 One Year	12 Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(13)	(33)	(35)	(2)	(22)
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	23	(9)	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	57	XXX	XXX
										4. Totals	(11)	(22)

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

Years	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(21)	(41)	(39)	2	(18)
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123	78	(45)	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	128	XXX	XXX
										4. Totals	(43)	(18)

SCHEDULE P - PART 2K - FIDELITY/SURETY

NONE

Years	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

Years	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

Years	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

Sch. P-Pt. 2N
NONE

Sch. P-Pt. 2O
NONE

Sch. P-Pt. 2P
NONE

Sch. P-Pt. 2R-Sn. 1
NONE

Sch. P-Pt. 2R-Sn. 2
NONE

Sch. P-Pt. 2S
NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11	12
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11	12
1. Prior	000	330	77	113	157	51	100	106	109	109	1,960	1,361
2. 1995	78	243	357	393	419	424	433	434	434	434	348	217
3. 1996	XXX	121	302	544	734	734	739	740	740	740	572	337
4. 1997	XXX	XXX	199	751	1,432	1,432	1,432	1,432	1,432	1,432	842	687
5. 1998	XXX	XXX	XXX	57	279	279	279	279	279	279	699	616
6. 1999	XXX	XXX	XXX	XXX	130	130	130	183	183	183	156	130
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	171	194	963	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	309	841	

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11	12
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX		2	2	80	64	74	70	43
7. 2000	XXX	XXX	XXX	XXX	XXX	3	9	183	158	308	758	107
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	32	179	132	157	389	70
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	104	205	248	366	71
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	188	445	344	50
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	696	322	73

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11	12
1. Prior	000	7	6	8	8	8	8	8	8	8		4
2. 1995												
3. 1996	XXX	19	19	19	19	19	19	19	19	19	1	
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX								1	
6. 1999	XXX	XXX	XXX	XXX		15	20	21	21	25	28	10
7. 2000	XXX	XXX	XXX	XXX	XXX	38	73	115	148	154	129	57
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	64	162	214	242	163	110
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	58	124	67	71
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(130)	6		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004		
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX										XXX	XXX
4. 1997	XXX	XXX									XXX	XXX
5. 1998	XXX	XXX	XXX								XXX	XXX
6. 1999	XXX	XXX	XXX	XXX							XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										2	3
2. 1995												
3. 1996	XXX											1
4. 1997	XXX	XXX			4	4	4	4	4	4		1
5. 1998	XXX	XXX	XXX		1	1	1	1	1	1		2
6. 1999	XXX	XXX	XXX	XXX	1						1	3
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					1	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	1	

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

NONE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(35)	(35)	XXX	XXX
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	21	XXX	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(40)	(39)	176	166
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	220	75		
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	108		

SCHEDULE P - PART 3K - FIDELITY/SURETY

NONE

1. Prior	XXX	XXX	XXX	XXX	X[illegible]	[illegible]	[illegible]	000			XXX	XXX
2. 2003	XXX	XXX	XXX	XXX	X[illegible]	[illegible]	[illegible]	XXX			XXX	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	X[illegible]	[illegible]	[illegible]	000			XXX	XXX
2. 2003	XXX	XXX	XXX	XXX	X[illegible]	[illegible]	[illegible]	XXX			XXX	XXX
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX										XXX	XXX
4. 1997	XXX	XXX									XXX	XXX
5. 1998	XXX	XXX	XXX								XXX	XXX
6. 1999	XXX	XXX	XXX	XXX							XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	X[illegible]						XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	X[illegible]	[illegible]					XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	X[illegible]	[illegible]	[illegible]				XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

Sch. P-Pt. 3N
NONE

Sch. P-Pt. 3O
NONE

Sch. P-Pt. 3P
NONE

Sch. P-Pt. 3R-Sn. 1
NONE

Sch. P-Pt. 3R-Sn. 2
NONE

Sch. P-Pt. 3S
NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	889	424	51	5	20				(0)	
2. 1995	133	68	35	17	1				0	
3. 1996	XXX	163	111	56	(23)		2	1	1	
4. 1997	XXX	XXX	670	334	(148)			4	(0)	
5. 1998	XXX	XXX	XXX	125				38	2	
6. 1999	XXX	XXX	XXX	XXX	1		2	1	0	
7. 2000	XXX	XXX	XXX	XXX	XXX		(1)			
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	16	10	0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0	1
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	84	136
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	744

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX					(1)	1
7. 2000	XXX	XXX	XXX	XXX	XXX	4		60	1	1
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	130	72	37	(25)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	630	223	116
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	272	175
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,011

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	8	2							0	
2. 1995	5	3								
3. 1996	XXX	13	5	3					0	
4. 1997	XXX	XXX	15	8						
5. 1998	XXX	XXX	XXX	2	1					
6. 1999	XXX	XXX	XXX	XXX	4	1	1		0	4
7. 2000	XXX	XXX	XXX	XXX	XXX	39	72	21	6	5
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	46	19	8	8
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	18	8
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	(1)

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior	89	16								
2. 1995	15	13								
3. 1996	XXX	10	1							
4. 1997	XXX	XXX	11	7					0	
5. 1998	XXX	XXX	XXX	3					0	
6. 1999	XXX	XXX	XXX	XXX					0	
7. 2000	XXX	XXX	XXX	XXX	XXX	20				(1)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1		0	(1)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	100	1	3
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	6
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	2	
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	1
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16		(0)
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	2
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12

SCHEDULE P - PART 4K - FIDELITY/SURETY

NONE

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

Sch. P-Pt. 4N
NONE

Sch. P-Pt. 4O
NONE

Sch. P-Pt. 4P
NONE

Sch. P-Pt. 4R-Sn. 1
NONE

Sch. P-Pt. 4R-Sn. 2
NONE

Sch. P-Pt. 4S
NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	183	30	700	2	3					
2. 1995	166	447	316	329	348	348	348	348	348	348
3. 1996	XXX	265	491	536	572	572	572	572	572	572
4. 1997	XXX	XXX	403	764	842	842	842	842	842	842
5. 1998	XXX	XXX	XXX	393	699	699	699	699	699	699
6. 1999	XXX	XXX	XXX	XXX	156	156	156	156	156	156
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	661	963
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	841

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	25	7	2	5	1					
2. 1995	219	51	16	4	2					
3. 1996	XXX	389	87	37	25					
4. 1997	XXX	XXX	658	108	70					
5. 1998	XXX	XXX	XXX	525	170					
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	244	67
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	344

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	191	22	(19)	3	1					
2. 1995	520	1,058	553	554	567	565	565	565	565	565
3. 1996	XXX	797	890	899	933	909	909	909	909	909
4. 1997	XXX	XXX	1,389	1,509	1,599	1,529	1,529	1,529	1,529	1,529
5. 1998	XXX	XXX	XXX	1,274	1,486	1,315	1,315	1,315	1,315	1,315
6. 1999	XXX	XXX	XXX	XXX	572	286	286	286	286	286
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	905	1,030
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,185

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX	6	46	67	69	69	70
7. 2000	XXX	XXX	XXX	XXX	XXX	210	636	702	725	758
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	196	364	382	389
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	206	356	366
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	191	344
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	322

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX	29	28	7	5	4	3
7. 2000	XXX	XXX	XXX	XXX	XXX	420	146	94	77	46
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	180	44	29	23
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	141	24	13
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	155	40
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	224

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX	47	114	116	116	116	116
7. 2000	XXX	XXX	XXX	XXX	XXX	685	886	904	908	911
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	424	475	479	482
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	412	449	450
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	381	434
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	619

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX	1			1	1	1	1	1	1
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX	1	1	1	1	1	1	1
6. 1999	XXX	XXX	XXX	XXX	2	24	26	27	28	28
7. 2000	XXX	XXX	XXX	XXX	XXX	70	118	121	128	129
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	103	147	157	163
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	62	67
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX	5	6	3	1		2
7. 2000	XXX	XXX	XXX	XXX	XXX	60	12	9	3	2
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	63	32	18	7
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	10	5
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior			1							
2. 1995										
3. 1996	XXX	1		1	1	1	1	1	1	1
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX	1	1	1	1	1	1	1
6. 1999	XXX	XXX	XXX	XXX	9	36	37	38	38	40
7. 2000	XXX	XXX	XXX	XXX	XXX	160	181	187	188	188
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	223	274	279	280
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	142	143
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

Sch. P-Pt. 5F-Sn. 1A
NONE

Sch. P-Pt. 5F-Sn. 2A
NONE

Sch. P-Pt. 5F-Sn. 3A
NONE

Sch. P-Pt. 5F-Sn. 1B
NONE

Sch. P-Pt. 5F-Sn. 2B
NONE

Sch. P-Pt. 5F-Sn. 3B
NONE

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	2		(7)	2						
2. 1995										
3. 1996	XXX			1	1					
4. 1997	XXX	XXX		3	3					
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX		1	1	1	1	1
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX			2					
5. 1998	XXX	XXX	XXX	1	2					
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				1
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior	3		(11)	6						
2. 1995										
3. 1996	XXX			2	2	1	1	1	1	1
4. 1997	XXX	XXX		4	4	1	1	1	1	1
5. 1998	XXX	XXX	XXX	1	1	2	2	2	2	2
6. 1999	XXX	XXX	XXX	XXX		4	4	4	4	4
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	2
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

Sch. P-Pt. 5H-Sn. 1B
NONE

Sch. P-Pt. 5H-Sn. 2B
NONE

Sch. P-Pt. 5H-Sn. 3B
NONE

Sch. P-Pt. 5R-Sn. 1A
NONE

Sch. P-Pt. 5R-Sn. 2A
NONE

Sch. P-Pt. 5R-Sn. 3A
NONE

Sch. P-Pt. 5R-Sn. 1B
NONE

Sch. P-Pt. 5R-Sn. 2B
NONE

Sch. P-Pt. 5R-Sn. 3B
NONE

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior	1										
2. 1995	523	523	523	523	523	523	523	523	523	523	
3. 1996	XXX	839	839	839	839	839	839	839	839	839	
4. 1997	XXX	XXX	2,103	2,103	2,103	2,103	2,103	2,103	2,103	2,103	
5. 1998	XXX	XXX	XXX	4,467	4,467	4,467	4,467	4,467	4,467	4,467	
6. 1999	XXX	XXX	XXX	XXX	2,025	2,025	2,025	2,025	2,025	2,025	
7. 2000	XXX	XXX	XXX	XXX	XXX	(4)	(4)	(4)	(4)	(4)	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	95	95	95	95	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	14	14	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29,769	29,769
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29,769
13. Earned Prems.(P-Pt 1)	523	839	2,104	4,467	2,026	(4)	95	14	11,348	29,769	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior											
2. 1995	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX	4,050	4,050	4,050	4,050	4,050	4,050	4,050	
6. 1999	XXX	XXX	XXX	XXX	1,823	1,823	1,823	1,823	1,823	1,823	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26,913	26,913
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26,913
13. Earned Prems.(P-Pt 1)	(3)			4,050	1,823				9,287	26,913	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior											
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX	293	293	427	392	388	388	
7. 2000	XXX	XXX	XXX	XXX	XXX	10,284	13,593	13,223	13,209	13,201	(8)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	3,466	3,581	3,517	3,512	(5)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,630	5,573	5,578	5
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,742	9,146	1,404
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,389	14,389
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,785
13. Earned Prems.(P-Pt 1)					293	10,284	6,909	5,340	7,603	15,785	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior											
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX	293	293	422	395	391	391	
7. 2000	XXX	XXX	XXX	XXX	XXX	10,265	13,434	13,144	13,130	13,122	(8)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	3,320	3,401	3,347	3,342	(5)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,982	3,936	3,940	4
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,445	7,609	1,164
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,902	11,902
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,057
13. Earned Prems.(P-Pt 1)					293	10,265	6,618	3,746	6,327	13,057	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior											
2. 1995	23	23	23	23	23	23	23	23	23	23	
3. 1996	XXX	30	30	30	30	30	30	30	30	30	
4. 1997	XXX	XXX	45	45	45	45	45	45	45	45	
5. 1998	XXX	XXX	XXX	51	51	51	51	51	51	51	
6. 1999	XXX	XXX	XXX	XXX	256	256	255	260	260	260	
7. 2000	XXX	XXX	XXX	XXX	XXX	1,429	1,448	1,450	1,450	1,450	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,658	1,633	1,633	1,633	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	995	1,042	1,042	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2
13. Earned Prems.(P-Pt 1)	23	30	45	51	256	1,429	1,676	977	47	2	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior											
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX	46	46	46	46	46	46	46	
6. 1999	XXX	XXX	XXX	XXX	233	233	232	236	236	236	
7. 2000	XXX	XXX	XXX	XXX	XXX	1,303	1,321	1,323	1,323	1,323	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,511	1,492	1,492	1,492	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	728	778	778	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	99	99
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	99
13. Earned Prems.(P-Pt 1)				46	233	1,303	1,528	715	50	99	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior											
2. 1995	22	22	22	22	22	22	22	22	22	22	
3. 1996	XXX	15	15	15	15	15	15	15	15	15	
4. 1997	XXX	XXX	35	35	35	35	35	35	35	35	
5. 1998	XXX	XXX	XXX	85	85	85	85	85	85	85	
6. 1999	XXX	XXX	XXX	XXX	31	31	31	31	31	31	
7. 2000	XXX	XXX	XXX	XXX	XXX	260	261	261	260	260	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	858	867	863	863	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,855	1,837	1,836	(1)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,649	2,644	(5)
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,434	3,434
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,428
13. Earned Prems.(P-Pt 1)	22	15	35	84	31	260	859	1,864	2,626	3,428	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	Current Year Premiums Earned
1. Prior											
2. 1995	2	2	2	2	2	2	2	2	2	2	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX	76	76	76	76	76	76	76	
6. 1999	XXX	XXX	XXX	XXX	28	28	28	28	28	28	
7. 2000	XXX	XXX	XXX	XXX	XXX	260	261	261	260	260	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	856	865	861	861	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,600	1,581	1,580	(1)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,756	2,751	(5)
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,481	3,481
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,475
13. Earned Prems.(P-Pt 1)	2			76	28	260	857	1,609	2,732	3,475	XXX

Sch. P-Pt. 6H-Sn. 1B
NONE

Sch. P-Pt. 6H-Sn. 2B
NONE

Sch. P-Pt. 6M-Sn. 1
NONE

Sch. P-Pt. 6M-Sn. 2
NONE

Sch. P-Pt. 6N-Sn. 1
NONE

Sch. P-Pt. 6N-Sn. 2
NONE

Sch. P-Pt. 6O-Sn. 1
NONE

Sch. P-Pt. 6O-Sn. 2
NONE

Sch. P-Pt. 6R-Sn. 1A
NONE

Sch. P-Pt. 6R-Sn. 2A
NONE

Sch. P-Pt. 6R-Sn. 1B
NONE

Sch. P-Pt. 6R-Sn. 2B
NONE

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

SCHEDULE P - PART 7B - REINSURANCE LOSS SENSITIVE CONTRACTS (continued)

SECTION 4

Years in Which Policies Were Issued	Net Earned Premiums Reported At Year End ($000 Omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 5

Years in Which Policies Were Issued	Net Reserve For Premium Adjustments And Accrued Retrospective Premiums At Year End ($000 Omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 6

Years in Which Policies Were Issued	Incurred Adjustable Commissions Reported At Year End ($000 Omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SECTION 7

Years in Which Policies Were Issued	Reserves For Commission Adjustments At Year End ($000 Omitted)									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1995			
1.03 1996			
1.04 1997			
1.05 1998			
1.06 1999			
1.07 2000			
1.08 2001			
1.09 2002			
1.10 2003			
1.11 2004			
1.12 Totals	0	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

   If Yes, proper reporting must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes which have occurred which must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Effective July 1, 1999 Star Insurance Company replaced Williamsburg National Insurance Company as the quota share reinsurer for the assumed commercial auto liability, commercial physical damage, and general liability from Ranger Insurance Company. As a result of this transaction, net earned premium reserves of $227,751 and net unpaid loss and loss adjustment expense reserves of $831,756 were transferred to Star Insurance Company effective July 1, 1999.
2) Effective 4/1/2002, the per occurrence retention was increased from $100,000 to $300,000 for Workers Compensation coverage.
Effective 4/01/04 the per claim retention for workers comp was increased to $350,000.
3) Effective 10/01/2000, a quota share agreement was entered into between Employers Re (ERC) and Williamsburg National Insurance Company.
This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 09/30/2004.
4) Effective 12/01/03 the per claim retention for The Crest Trucking program increased to $ 350,000 from $ 250,000

Exhibit 28.4 Ameritrust Insurance Corporation's 2004 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995			0								0	XXX
3. 1996	4,474	170	4,304	2,892	51	508		470	14		3,805	XXX
4. 1997	11,057	260	10,797	4,669	25	691		553	25		5,863	XXX
5. 1998	16,317	584	15,733	6,696	209	1,108	36	497	52		8,004	XXX
6. 1999	21,859	3,053	18,806	8,831	3,266	1,538	295	697	71		7,434	XXX
7. 2000	25,475	9,560	15,915	11,183	4,722	1,874	434	816	252		8,465	XXX
8. 2001	24,317	15,760	8,557	9,464	6,965	1,552	1,004	684	528		3,203	XXX
9. 2002	21,086	4,896	16,190	7,777	852	1,300		579	(105)		8,909	XXX
10. 2003	26,692	7,184	19,508	6,556	87	1,162		602			8,233	XXX
11. 2004	20,030	4,966	15,064	1,877	847	248		307			1,585	XXX
12. Totals	XXX	XXX	XXX	59,945	17,024	9,981	1,769	5,205	837	0	55,501	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1995												0	XXX
3. 1996	946		76	10	30		14		48			1,104	XXX
4. 1997	134	25	170	(53)	6		30	(9)	15			392	XXX
5. 1998	389		377	(47)	18		67	(8)	31			937	XXX
6. 1999	613	589	741	546	87	74	133	98	70			337	XXX
7. 2000	1,200	996	1,206	918	73	19	216	164	121			719	XXX
8. 2001	203		2,441	1,937	54	6	436	346	92			937	XXX
9. 2002	1,118	306	2,865	1,781	137	1	512	319	161			2,386	XXX
10. 2003	1,600	182	4,005	1,373	244	3	716	246	206			4,967	XXX
11. 2004	2,008		6,079	1,394	300		1,088	249	409			8,241	XXX
12. Totals	8,211	2,098	17,960	7,859	949	103	3,212	1,405	1,153	0	0	20,020	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	0	0	0	0.0	0.0	0.0				0	0
3. 1996	4,983	75	4,909	111.4	43.9	114.0				1,012	92
4. 1997	6,268	13	6,255	56.7	5.0	57.9				332	60
5. 1998	9,183	242	8,941	56.3	41.4	56.8				813	124
6. 1999	12,710	4,939	7,771	58.1	161.8	41.3				219	118
7. 2000	16,689	7,505	9,184	65.5	78.5	57.7				492	227
8. 2001	14,926	10,786	4,140	61.4	68.4	48.4				707	230
9. 2002	14,449	3,154	11,295	68.5	64.4	69.8				1,896	490
10. 2003	15,091	1,891	13,200	56.5	26.3	67.7				4,050	917
11. 2004	12,316	2,490	9,826	61.5	50.1	65.2				6,693	1,548
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	16,214	3,806

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX	2,962	3,396	2,533	3,348	3,196	3,356	3,344	3,854	4,405	550	1,061
4. 1997	XXX	XXX	7,309	5,782	5,868	5,162	5,402	5,177	5,451	5,712	261	535
5. 1998	XXX	XXX	XXX	9,536	8,195	8,102	7,749	7,500	8,052	8,465	413	965
6. 1999	XXX	XXX	XXX	XXX	9,032	9,163	7,852	7,079	6,984	7,075	91	(4)
7. 2000	XXX	XXX	XXX	XXX	XXX	9,014	8,895	8,766	8,549	8,499	(50)	(267)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	4,124	4,455	4,260	3,892	(368)	(563)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,835	10,762	10,450	(312)	615
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,452	12,392	940	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,110	XXX	XXX
										12. Totals	1,526	2,342

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004		
1. Prior	000										XXX	XXX
2. 1995											XXX	XXX
3. 1996	XXX	324	1,272	1,533	1,907	2,402	2,694	2,878	3,246	3,349	XXX	XXX
4. 1997	XXX	XXX	1,340	2,868	3,672	4,277	4,811	5,020	5,091	5,335	XXX	XXX
5. 1998	XXX	XXX	XXX	1,525	3,869	5,227	6,320	6,771	7,473	7,559	XXX	XXX
6. 1999	XXX	XXX	XXX	XXX	2,107	4,825	5,954	6,628	6,791	6,808	XXX	XXX
7. 2000	XXX	XXX	XXX	XXX	XXX	2,720	5,458	7,123	7,921	7,901	XXX	XXX
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,054	2,872	3,517	3,047	XXX	XXX
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,063	6,815	8,225	XXX	XXX
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,386	7,631	XXX	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,278	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX	1,921	1,416	355	423	102	46	50	100	80
4. 1997	XXX	XXX	4,406	1,724	1,058	365	409	100	230	262
5. 1998	XXX	XXX	XXX	5,344	2,400	2,024	962	451	350	499
6. 1999	XXX	XXX	XXX	XXX	4,383	3,229	1,458	302	103	230
7. 2000	XXX	XXX	XXX	XXX	XXX	4,485	2,254	1,146	386	340
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2,177	1,072	541	594
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,832	2,379	1,277
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,437	3,102
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,524

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

Sch. P-Pt. 1C
NONE

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1995			0								0	
3. 1996	4,474	170	4,304	2,892	51	508		470	14		3,805	564
4. 1997	11,057	260	10,797	4,669	25	691		553	25		5,863	1,219
5. 1998	16,317	584	15,733	6,696	209	1,108	36	497	52		8,004	1,654
6. 1999	21,859	3,053	18,806	8,831	3,266	1,538	295	697	71		7,434	1,830
7. 2000	25,475	9,560	15,915	11,183	4,722	1,874	434	816	252		8,465	2,012
8. 2001	24,317	15,760	8,557	9,464	6,965	1,552	1,004	684	528		3,203	1,901
9. 2002	21,086	4,896	16,190	7,777	852	1,300		579	(105)		8,909	1,562
10. 2003	26,692	7,184	19,508	6,556	87	1,162		602			8,233	1,604
11. 2004	20,030	4,966	15,064	1,877	847	248		307			1,585	1,112
12. Totals	XXX	XXX	XXX	59,945	17,024	9,981	1,769	5,205	837	0	55,501	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1995												0	
3. 1996	946	-	76	10	30	-	14		48	-		1,104	5
4. 1997	134	25	170	(53)	6	-	30	(9)	15	-		392	2
5. 1998	389	-	377	(47)	18	-	67	(8)	31	-		937	6
6. 1999	613	589	741	546	87	74	133	98	70	-		337	9
7. 2000	1,200	996	1,206	918	73	19	216	164	121	-		719	20
8. 2001	203	-	2,441	1,937	54	6	436	346	92	-		937	25
9. 2002	1,118	306	2,865	1,781	137	1	512	319	161	-		2,386	53
10. 2003	1,600	182	4,005	1,373	244	3	716	246	206	-		4,967	107
11. 2004	2,008	-	6,079	1,394	300	-	1,088	249	409	-		8,241	315
12. Totals	8,211	2,098	17,960	7,859	949	103	3,212	1,405	1,153	0	0	20,020	542

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1995	0	0	0	0.0	0.0	0.0				0	0
3. 1996	4,983	75	4,909	111.4	43.9	114.0				1,012	92
4. 1997	6,268	13	6,255	56.7	5.0	57.9				332	60
5. 1998	9,183	242	8,941	56.3	41.4	56.8				813	124
6. 1999	12,710	4,939	7,771	58.1	161.8	41.3				219	118
7. 2000	16,689	7,505	9,184	65.5	78.5	57.7				492	227
8. 2001	14,926	10,786	4,140	61.4	68.4	48.4				707	230
9. 2002	14,449	3,154	11,295	68.5	64.4	69.8				1,896	490
10. 2003	15,091	1,891	13,200	56.5	26.3	67.7				4,050	917
11. 2004	12,316	2,490	9,826	61.5	50.1	65.2				6,693	1,548
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	16,214	3,806

Sch. P-Pt. 1E
NONE

Sch. P-Pt. 1F-Sn. 1
NONE

Sch. P-Pt. 1F-Sn. 2
NONE

Sch. P-Pt. 1G
NONE

Sch. P-Pt. 1H-Sn. 1
NONE

Sch. P-Pt. 1H-Sn. 2
NONE

Sch. P-Pt. 1I
NONE

Sch. P-Pt. 1J
NONE

Sch. P-Pt. 1K
NONE

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

Sch. P-Pt. 1O
NONE

Sch. P-Pt. 1P
NONE

Sch. P-Pt. 1R-Sn. 1
NONE

Sch. P-Pt. 1R-Sn. 2
NONE

Sch. P-Pt. 1S
NONE

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	One Year	Two Year
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

NONE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

NONE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX	2,962	3,396	2,533	3,348	3,196	3,356	3,344	3,854	4,405	550	1,061
4. 1997	XXX	XXX	7,309	5,782	5,868	5,162	5,402	5,177	5,451	5,712	261	535
5. 1998	XXX	XXX	XXX	9,536	8,195	8,102	7,749	7,500	8,052	8,465	413	965
6. 1999	XXX	XXX	XXX	XXX	9,032	9,163	7,852	7,079	6,984	7,075	91	(4)
7. 2000	XXX	XXX	XXX	XXX	XXX	9,014	8,895	8,766	8,549	8,499	(50)	(267)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	4,124	4,455	4,260	3,892	(368)	(563)
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,835	10,762	10,450	(312)	615
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,452	12,392	940	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,110	XXX	XXX
										12. Totals	1,526	2,342

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

NONE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1995											0	0
3. 1996	XXX										0	0
4. 1997	XXX	XXX									0	0
5. 1998	XXX	XXX	XXX								0	0
6. 1999	XXX	XXX	XXX	XXX							0	0
7. 2000	XXX	XXX	XXX	XXX	XXX						0	0
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

Sch. P-Pt. 2F-Sn. 1
NONE

Sch. P-Pt. 2F-Sn. 2
NONE

Sch. P-Pt. 2G
NONE

Sch. P-Pt. 2H-Sn. 1
NONE

Sch. P-Pt. 2H-Sn. 2
NONE

Sch. P-Pt. 2I
NONE

Sch. P-Pt. 2J
NONE

Sch. P-Pt. 2K
NONE

Sch. P-Pt. 2L
NONE

Sch. P-Pt. 2M
NONE

Sch. P-Pt. 2N
NONE

Sch. P-Pt. 2O
NONE

Sch. P-Pt. 2P
NONE

Sch. P-Pt. 2R-Sn. 1
NONE

Sch. P-Pt. 2R-Sn. 2
NONE

Sch. P-Pt. 2S
NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004		
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1995												
3. 1996	XXX	324	1,272	1,533	1,907	2,402	2,694	2,878	3,246	3,349	484	75
4. 1997	XXX	XXX	1,340	2,868	3,672	4,277	4,811	5,020	5,091	5,335	962	255
5. 1998	XXX	XXX	XXX	1,525	3,869	5,227	6,320	6,771	7,473	7,559	1,452	196
6. 1999	XXX	XXX	XXX	XXX	2,107	4,825	5,954	6,628	6,791	6,808	1,737	84
7. 2000	XXX	XXX	XXX	XXX	XXX	2,720	5,458	7,123	7,921	7,901	1,820	172
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,054	2,872	3,517	3,047	1,698	178
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,063	6,815	8,225	1,330	179
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,386	7,631	1,251	246
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,278	580	217

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1995												
3. 1996	XXX											
4. 1997	XXX	XXX										
5. 1998	XXX	XXX	XXX									
6. 1999	XXX	XXX	XXX	XXX								
7. 2000	XXX	XXX	XXX	XXX	XXX							
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

Sch. P-Pt. 3F-Sn. 1
NONE

Sch. P-Pt. 3F-Sn. 2
NONE

Sch. P-Pt. 3G
NONE

Sch. P-Pt. 3H-Sn. 1
NONE

Sch. P-Pt. 3H-Sn. 2
NONE

Sch. P-Pt. 3I
NONE

Sch. P-Pt. 3J
NONE

Sch. P-Pt. 3K
NONE

Sch. P-Pt. 3L
NONE

Sch. P-Pt. 3M
NONE

Sch. P-Pt. 3N
NONE

Sch. P-Pt. 3O
NONE

Sch. P-Pt. 3P
NONE

Sch. P-Pt. 3R-Sn. 1
NONE

Sch. P-Pt. 3R-Sn. 2
NONE

Sch. P-Pt. 3S
NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX	1,921	1,416	355	423	102	46	50	100	80
4. 1997	XXX	XXX	4,406	1,724	1,058	365	409	100	230	262
5. 1998	XXX	XXX	XXX	5,344	2,400	2,024	962	451	350	499
6. 1999	XXX	XXX	XXX	XXX	4,383	3,229	1,458	302	103	230
7. 2000	XXX	XXX	XXX	XXX	XXX	4,485	2,254	1,146	386	340
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	2,177	1,072	541	594
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,832	2,379	1,277
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,437	3,102
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,524

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 4F-Sn. 1
NONE

Sch. P-Pt. 4F-Sn. 2
NONE

Sch. P-Pt. 4G
NONE

Sch. P-Pt. 4H-Sn. 1
NONE

Sch. P-Pt. 4H-Sn. 2
NONE

Sch. P-Pt. 4I
NONE

Sch. P-Pt. 4J
NONE

Sch. P-Pt. 4K
NONE

Sch. P-Pt. 4L
NONE

Sch. P-Pt. 4M
NONE

Sch. P-Pt. 4N
NONE

Sch. P-Pt. 4O
NONE

Sch. P-Pt. 4P
NONE

Sch. P-Pt. 4R-Sn. 1
NONE

Sch. P-Pt. 4R-Sn. 2
NONE

Sch. P-Pt. 4S
NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

Sch. P-Pt. 5C-Sn. 1
NONE

Sch. P-Pt. 5C-Sn. 2
NONE

Sch. P-Pt. 5C-Sn. 3
NONE

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX	232	384	473	479	480	481	482	482	484
4. 1997	XXX	XXX	795	906	930	951	958	961	960	962
5. 1998	XXX	XXX	XXX	1,017	1,378	1,414	1,437	1,447	1,452	1,452
6. 1999	XXX	XXX	XXX	XXX	1,270	1,652	1,701	1,721	1,729	1,737
7. 2000	XXX	XXX	XXX	XXX	XXX	1,269	1,713	1,783	1,810	1,820
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,281	1,613	1,678	1,698
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,003	1,289	1,330
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	818	1,251
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	580

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX	240	33	15	10	8	7	6	7	5
4. 1997	XXX	XXX	304	52	32	12	6	3	4	2
5. 1998	XXX	XXX	XXX	404	83	45	22	12	6	6
6. 1999	XXX	XXX	XXX	XXX	419	94	47	26	17	9
7. 2000	XXX	XXX	XXX	XXX	XXX	524	132	56	30	20
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	390	112	44	25
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	332	92	53
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	505	107
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	315

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004
1. Prior										
2. 1995										
3. 1996	XXX	532	869	567	567	567	564	564	564	564
4. 1997	XXX	XXX	1,400	1,218	1,220	1,220	1,219	1,219	1,219	1,219
5. 1998	XXX	XXX	XXX	1,582	1,654	1,654	1,653	1,653	1,654	1,654
6. 1999	XXX	XXX	XXX	XXX	1,761	1,825	1,829	1,830	1,830	1,830
7. 2000	XXX	XXX	XXX	XXX	XXX	1,943	2,006	2,011	2,012	2,012
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	1,808	1,896	1,899	1,901
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,474	1,561	1,562
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,536	1,604
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,112

Sch. P-Pt. 5E-Sn. 1
NONE

Sch. P-Pt. 5E-Sn. 2
NONE

Sch. P-Pt. 5E-Sn. 3
NONE

Sch. P-Pt. 5F-Sn. 1A
NONE

Sch. P-Pt. 5F-Sn. 2A
NONE

Sch. P-Pt. 5F-Sn. 3A
NONE

Sch. P-Pt. 5F-Sn. 1B
NONE

Sch. P-Pt. 5F-Sn. 2B
NONE

Sch. P-Pt. 5F-Sn. 3B
NONE

Sch. P-Pt. 5H-Sn. 1A
NONE

Sch. P-Pt. 5H-Sn. 2A
NONE

Sch. P-Pt. 5H-Sn. 3A
NONE

Sch. P-Pt. 5H-Sn. 1B
NONE

Sch. P-Pt. 5H-Sn. 2B
NONE

Sch. P-Pt. 5H-Sn. 3B
NONE

Sch. P-Pt. 5R-Sn. 1A
NONE

Sch. P-Pt. 5R-Sn. 2A
NONE

Sch. P-Pt. 5R-Sn. 3A
NONE

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1. Prior										
2. 1995										
3. 1996	XXX									
4. 1997	XXX	XXX								
5. 1998	XXX	XXX	XXX							
6. 1999	XXX	XXX	XXX	XXX						
7. 2000	XXX	XXX	XXX	XXX	XXX					
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior											
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior											
2. 1995										0	
3. 1996	XXX									0	
4. 1997	XXX	XXX								0	
5. 1998	XXX	XXX	XXX							0	
6. 1999	XXX	XXX	XXX	XXX						0	
7. 2000	XXX	XXX	XXX	XXX	XXX					0	
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

NONE

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior											
2. 1995										0	
3. 1996	XXX	4,474	4,721	4,722	4,722	4,718	4,718	4,718	4,718	4,718	
4. 1997	XXX	XXX	10,809	11,411	11,471	11,456	11,441	11,440	11,440	11,440	
5. 1998	XXX	XXX	XXX	15,714	16,620	16,555	16,428	16,515	16,510	16,507	(3)
6. 1999	XXX	XXX	XXX	XXX	20,893	21,767	21,770	21,516	21,495	21,471	(24)
7. 2000	XXX	XXX	XXX	XXX	XXX	24,686	25,871	25,852	25,785	25,755	(30)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	23,271	24,760	24,710	24,752	42
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,784	20,687	20,542	(145)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25,932	26,708	776
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,414	19,414
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,030
13. Earned Prems.(P-Pt 1)		4,474	11,057	16,317	21,859	25,475	24,317	21,086	26,692	20,030	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1995	2 1996	3 1997	4 1998	5 1999	6 2000	7 2001	8 2002	9 2003	10 2004	11 Current Year Premiums Earned
1. Prior											
2. 1995										0	
3. 1996	XXX	170	176	176	176	175	175	175	175	175	
4. 1997	XXX	XXX	254	266	271	268	266	265	265	265	
5. 1998	XXX	XXX	XXX	572	717	704	676	705	705	703	(2)
6. 1999	XXX	XXX	XXX	XXX	2,903	3,192	3,211	3,145	3,139	3,133	(6)
7. 2000	XXX	XXX	XXX	XXX	XXX	9,288	9,755	9,767	9,755	9,754	(1)
8. 2001	XXX	XXX	XXX	XXX	XXX	XXX	15,304	16,422	16,384	16,422	38
9. 2002	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,804	4,012	3,981	(31)
10. 2003	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,032	7,128	96
11. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,872	4,872
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,966
13. Earned Prems.(P-Pt 1)		170	260	584	3,053	9,560	15,760	4,896	7,184	4,966	XXX

Sch. P-Pt. 6E-Sn. 1
NONE

Sch. P-Pt. 6E-Sn. 2
NONE

Sch. P-Pt. 6H-Sn. 1A
NONE

Sch. P-Pt. 6H-Sn. 2A
NONE

Sch. P-Pt. 6H-Sn. 1B
NONE

Sch. P-Pt. 6H-Sn. 2B
NONE

Sch. P-Pt. 6M-Sn. 1
NONE

Sch. P-Pt. 6M-Sn. 2
NONE

Sch. P-Pt. 6N-Sn. 1
NONE

Sch. P-Pt. 6N-Sn. 2
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Sch. P-Pt. 6O-Sn. 1
NONE

Sch. P-Pt. 6O-Sn. 2
NONE

Sch. P-Pt. 6R-Sn. 1A
NONE

Sch. P-Pt. 6R-Sn. 2A
NONE

Sch. P-Pt. 6R-Sn. 1B
NONE

Sch. P-Pt. 6R-Sn. 2B
NONE

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
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Sch. P-Pt. 7A-Sn. 3
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Sch. P-Pt. 7A-Sn. 4
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Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
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Sch. P-Pt. 7B-Sn. 3
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Sch. P-Pt. 7B-Sn. 4
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Sch. P-Pt. 7B-Sn. 5
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Sch. P-Pt. 7B-Sn. 6
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Sch. P-Pt. 7B-Sn. 7
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SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1995			
1.03 1996			
1.04 1997			
1.05 1998			
1.06 1999			
1.07 2000			
1.08 2001			
1.09 2002			
1.10 2003			
1.11 2004			
1.12 Totals	0	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

   If Yes, proper reporting must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes which have occurred which must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments and reserves were allocated to the years in which losses were incurred based on the traditional paid-to-paid method used in prior annual statements.
2) Effective accident year 1999, the per-occurrence retention was reduced from $500,000 to $100,000.
3) Effective 4/01/02, the per-occurrence retention was changed from $100,000 to $300,000. Effective 4/01/04 the per claim retention for workers comp was increased to $350,000.
4) Effective 10/01/00, a quota share agreement was entered into between Employers Re (ERC) and Ameritrust Insurance Corporation.
This Treaty was cancelled effective 12/31/2001, and commuted effective 09/30/2004.